Exhibit 99.1

Four Coliseum Centre

2730 West Tyvola Road
Charlotte, North Carolina 28217
704/423-7000

May 24, 2002

Dear Goodrich Shareholder:

           The board of directors of Goodrich Corporation has approved a spin-off that would result in Goodrich becoming two independent, publicly traded companies:

•	Goodrich Corporation, a leading worldwide supplier of aerospace components, systems and services; and

•	EnPro Industries, Inc., a leading provider of engineered industrial products for the processing and general manufacturing industries.

The separation of these businesses will be accomplished through a pro rata distribution, which we refer to as the distribution, of 100% of the outstanding common stock of EnPro to Goodrich shareholders on the record date for the distribution. As a result of the distribution, each Goodrich shareholder will:

•	receive one share of EnPro common stock, as well as an associated preferred stock purchase right, for every five shares of Goodrich common stock they own; and

•	retain their Goodrich shares and the preferred stock purchase rights associated with those shares.

           EnPro has been approved to list its shares of common stock on The New York Stock Exchange under the symbol “NPO.” Goodrich shares will continue to be listed on The New York Stock Exchange under the symbol “GR.”

           No action is required on your part to receive your EnPro shares. You will not be required either to pay anything for the new shares or to surrender any shares of Goodrich common stock. No fractional shares of EnPro common stock will be issued. If you would be entitled to a fractional share of EnPro common stock in the distribution you will receive its cash value instead.

           The enclosed information statement describes the distribution of shares of EnPro common stock and contains important information about EnPro and its business. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact EnPro’s transfer agent, The Bank of New York, Shareholder Services, 101 Barclay Street, New York, New York 10286, Telephone: 800/ 524-4458, or send an e-mail to The Bank of New York at shareowner svcs@bankofny.com.

Sincerely,

David L. Burner
Chairman and Chief Executive Officer

5605 Carnegie Boulevard

Suite 500
Charlotte, North Carolina 28209
704/731-1500

May 24, 2002

Dear EnPro Industries, Inc. Shareholder:

           It is my pleasure to welcome you as a shareholder of EnPro Industries, Inc., a leading provider of engineered industrial products for the processing and general manufacturing industries. Our shares are being distributed to holders of Goodrich Corporation common shares, and they will begin regular way trading on the New York Stock Exchange on June 3, 2002 under the symbol “NPO.” I invite you to learn more about EnPro by reading the attached information statement.

           As an independent public company, separated from Goodrich, EnPro will have the focus and direction required to be successful in today’s industrial markets. Our dedicated and experienced management team is focused exclusively on creating value for our shareholders. Our goals are to:

•	expand our product offerings and the markets we serve through internal development;

•	improve our manufacturing processes and cost structure to attain additional operating efficiencies and customer responsiveness; and

•	strengthen the mix of our businesses with opportunistic acquisitions that are of an appropriate scale and that create additional value.

           Success in these areas, coupled with an increased emphasis on management of working capital and cash flow, will enable us to maintain and improve our operating margins, providing the opportunity for continued increases in value. We also recognize the critical importance of effectively managing the asbestos claims against our subsidiaries and the insurance asset available to pay those claims. We clearly intend to remain focused on this issue.

           As a shareholder in EnPro Industries, Inc. you are invested in a company with well known, highly respected industrial products and brands that are recognized worldwide for quality and reliability. We believe this foundation, combined with our highly capable and highly motivated management team, will allow us to grow into an even stronger company than we are today and deliver growing returns for our shareholders.

           I look forward to a successful and rewarding future for all of us.

Sincerely,

Ernest F. Schaub
President and Chief Executive Officer

INFORMATION STATEMENT

ENPRO INDUSTRIES, INC.

Distribution of Approximately 20,388,437 Shares of Common Stock

           The board of directors of Goodrich Corporation has approved a spin-off that would result in Goodrich becoming two independent, publicly traded companies:

•	Goodrich Corporation, a leading worldwide supplier of aerospace components, systems and services; and

•	EnPro Industries, Inc., a leading provider of engineered industrial products for the processing and general manufacturing industries.

           The separation of these businesses will be accomplished through a pro rata distribution of 100% of the outstanding common stock of EnPro to Goodrich shareholders, which we refer to as the distribution. Shares of EnPro common stock will be distributed to holders of Goodrich common stock of record as of the close of business of The New York Stock Exchange on May 28, 2002, which will be the record date. The distribution will be effective at 11:59 p.m. Eastern time on May 31, 2002. As a result of the distribution, each Goodrich shareholder will:

•	receive one share of EnPro common stock, as well as an associated preferred stock purchase right, for every five shares of Goodrich common stock they own; and

•	retain their Goodrich shares and the preferred stock purchase rights associated with those shares.

No fractional shares of EnPro common stock will be issued. If you would be entitled to a fractional share of EnPro common stock in the distribution, you will receive its cash value instead, which may be taxable. See “The Distribution — U.S. Federal Income Tax Consequences of the Distribution” for more information.

           There is no current trading market for EnPro common stock. EnPro has been approved to list its common stock on The New York Stock Exchange under the symbol “NPO.” Goodrich shares will continue to be listed on The New York Stock Exchange under the symbol “GR.”

           This information statement provides information about the distribution and the businesses of Goodrich and EnPro following the distribution. No shareholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. No action is required on your part to receive your EnPro shares. You will not be required either to pay anything for the new shares or to surrender any shares of Goodrich common stock.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

           This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is May 24, 2002 and

it is first being mailed to shareholders on or about May 28, 2002.

INFORMATION STATEMENT

           The terms Term Income Deferrable Equity Securities (TIDES)SM and TIDESSM are registered servicemarks of Credit Suisse First Boston Corporation and are used in this information statement with the permission of Credit Suisse First Boston Corporation.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

Q1:	What is the distribution?

A1:	The distribution is the method by which Goodrich will be separated into two independent, publicly traded companies:

•	Goodrich, a leading worldwide supplier of aerospace components, systems and services; and

•	EnPro, a leading provider of engineered industrial products for the processing and general manufacturing industries.

Q2:	What will Goodrich shareholders receive in the distribution?

A2:	In the distribution, Goodrich shareholders will retain their Goodrich shares and the preferred stock purchase rights associated with those shares and will receive one share of EnPro common stock, as well as an associated EnPro preferred stock purchase right, for every five shares of Goodrich common stock they own as of the record date. Immediately after the distribution, Goodrich’s shareholders will own shares of both Goodrich and EnPro common stock, as well as the associated preferred stock purchase rights. After the distribution, Goodrich and EnPro together will comprise all of Goodrich’s businesses as they exist today. However, shareholders will own securities of those companies as two separate investments.

Q3:	What is EnPro?

A3:	EnPro is currently a wholly owned subsidiary of Goodrich that will be spun off to Goodrich shareholders if the distribution is completed. Following the distribution, EnPro will own 100% of the stock of Coltec Industries Inc. Coltec currently owns an engineered industrial products business and an aerospace business. Prior to the distribution, Coltec will transfer its aerospace business to Goodrich. After the distribution is completed, EnPro will own and operate, through Coltec and its subsidiaries, all of the engineered industrial products business. That business is referred to as the “EnPro business” throughout this information statement.

Q4:	Why is Goodrich separating its businesses?

A4:	Goodrich believes that separating its businesses will result in greater long-term value for its shareholders because the distribution will provide:

•	greater strategic focus for each management’s efforts and financial resources;

•	increased speed and responsiveness in management decision making and resource allocation;

•	direct and differentiated access to capital markets; and

•	enhanced investor choices by offering investment opportunities in two separate highly focused companies.

Q5:	Will fractional shares of EnPro common stock be distributed?

A5:	No. Fractional shares of EnPro common stock will not be distributed. Fractional shares of EnPro common stock to which Goodrich shareholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those shareholders who would otherwise have received the fractional shares of EnPro common stock. Proceeds from these sales will generally result in a taxable gain or loss to those shareholders. Each shareholder entitled to receive cash proceeds from these shares should consult his or her own tax advisor as to the shareholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Distribution — U.S. Federal Income Tax Consequences of the Distribution.”

Q6:	Why is this transaction structured as a distribution and what are the federal income tax consequences of the distribution?

A6:	Goodrich believes that the distribution is an effective and tax-efficient way to separate Goodrich’s distinctly different businesses. Goodrich has obtained an opinion from its tax counsel that, for federal income tax purposes, the distribution will be tax-free to Goodrich and its shareholders under Section 355 of the Internal Revenue Code of 1986, except for cash payments made to shareholders in lieu of fractional shares the shareholders would otherwise receive in the distribution.

Q7:	Will the EnPro common stock be listed on a stock exchange?

A7:	Yes. Although there is not currently a public market for EnPro common stock, EnPro has been approved to list its common stock on The New York Stock Exchange under the symbol “NPO.” We anticipate that trading of EnPro common stock will commence on a when-issued basis prior to the distribution. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to EnPro common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict what the trading prices for EnPro common stock will be before or after the distribution date. However, we believe that the presence of a when-issued trading market before the distribution may have a stabilizing effect on the price of EnPro common stock immediately following the distribution.

Q8:	Will my shares of Goodrich common stock continue to trade?

A8:	Yes, Goodrich common stock will continue to be listed and trade on The New York Stock Exchange under the symbol “GR.” However, we cannot provide you with any assurance as to the price at which the Goodrich shares will trade following the distribution.

Q9:	What indebtedness will EnPro have following the distribution?

A9:	EnPro expects to have approximately $166 million of debt and convertible preferred securities outstanding on a combined basis. The following is a description of Coltec’s existing debt and convertible preferred securities and the actions we expect to be taken with respect to each issue.

As of March 31, 2002, Coltec, which will become our subsidiary prior to the distribution, had approximately $463 million of long-term debt, excluding intercompany balances, and convertible preferred securities outstanding, consisting of:

•	$150 million of 5 1/4% Convertible Preferred Securities — Term Income Deferred Equity Securities, or the TIDES, issued by Coltec Capital Trust, a Delaware business trust, all of the common equity of which is owned by Coltec, which are supported by an equivalent aggregate principal amount of 5 1/4% Convertible Junior Subordinated Deferrable Interest Debentures due April 15, 2028, or the TIDES Debentures, issued by Coltec to Coltec Capital Trust;

•	$300 million aggregate principal amount of 7 1/2% Senior Notes due April 15, 2008, which we refer to in this information statement as the Coltec Senior Notes;

•	approximately $12 million of industrial revenue bonds; and

•	approximately $1 million of other long-term debt.

Following the distribution, the TIDES will remain an obligation of Coltec Capital Trust and the TIDES Debentures and Coltec’s guarantee of amounts owed by Coltec Capital Trust with respect to the TIDES will remain obligations of Coltec. Goodrich has guaranteed the amounts owed by Coltec Capital Trust with respect to the TIDES and Coltec’s performance of its obligations with respect to the TIDES and the TIDES Debentures. In connection with the distribution, we expect that EnPro will enter into a similar guarantee with respect to the TIDES and the TIDES Debentures.

Prior to the distribution, Goodrich offered to exchange new Goodrich securities for the outstanding Coltec Senior Notes. Goodrich acquired all $296.9 million of Coltec Senior Notes tendered pursuant to the offer. Coltec purchased all of these notes from Goodrich in exchange for a $201.9 million debenture, which we refer to in this information statement as the Coltec Debenture, and $97.2 million in cash, after which such notes were cancelled. The cash portion of the purchase price was financed through an intercompany loan from Goodrich that has been assumed by Coltec’s aerospace business. The Coltec Debenture will be contributed by Goodrich to EnPro and will remain an outstanding obligation of Coltec to EnPro, which, for accounting purposes, will be eliminated upon consolidation in EnPro’s financial statements going forward. The $3.1 million of Coltec Senior Notes that remain outstanding following completion of the exchange offer will remain obligations of Coltec after the distribution.

The industrial revenue bonds, together with approximately $1 million of other long-term debt, will continue to be obligations of Coltec following the distribution.

EnPro’s primary U.S. operating subsidiaries have executed a credit agreement dated May 16, 2002 for a new senior secured revolving credit facility and we expect that the credit facility will become effective at the time we complete the distribution. The revolving credit facility will be secured by receivables, inventories, equipment, intellectual property, insurance receivables and all other personal property assets of EnPro and its U.S. subsidiaries and by a pledge of 65% of the capital stock of their direct foreign subsidiaries. The maximum available amount under the revolving credit facility will be $60 million and we anticipate that as of the date of the distribution the initial availability under this facility will be approximately $50 million. On the date of the distribution we expect that certain letters of credit will be issued under the facility in an aggregate amount of less than $2 million. We do not anticipate other borrowings under the facility for the foreseeable future.

Prior to the distribution and the transfer of Coltec’s aerospace business to Goodrich, all intercompany balances outstanding between EnPro, Coltec and their subsidiaries, on the one hand, and Goodrich and its subsidiaries, on the other hand, including the loan to finance the purchase by Coltec of Coltec Senior Notes surrendered by holders in the exchange offer, were assumed by Coltec’s aerospace business. As a result, at the time of the distribution, there will be no intercompany balances outstanding between EnPro, Coltec and their subsidiaries, on the one hand, and Goodrich and its subsidiaries, on the other hand.

See “Capitalization,” “Description of Our Debt and Convertible Preferred Securities” and Notes J and S to Coltec’s consolidated financial statements for more information.

Q10:	What will the relationship be between Goodrich and EnPro after the distribution?

A10:	Following the distribution, EnPro will be an independent public company and Goodrich will have no continuing stock ownership interest in EnPro. Goodrich and EnPro will enter into a distribution agreement and will enter into several other agreements for the purpose of accomplishing the contribution of the engineered industrial products business to EnPro, the transfer of Coltec’s aerospace business to Goodrich and the distribution. These agreements will also govern EnPro’s relationship with Goodrich following the distribution and will provide arrangements for employee matters, tax matters and some other liabilities and obligations attributable to periods before and, in some cases, after the distribution. These agreements will also include arrangements with respect to transitional services. The distribution agreement will provide that EnPro will indemnify Goodrich against any and all liabilities arising out of the EnPro business, and that Goodrich will indemnify EnPro against any and all liabilities arising out of Goodrich’s retained business, including the aerospace business transferred by Coltec to Goodrich prior to the distribution. In addition, our non-executive Chairman of the Board will continue to serve on the Goodrich board of directors following the distribution.

Goodrich will continue to be a guarantor of amounts owed by Coltec Capital Trust with respect to the TIDES on a joint and several basis with Coltec and a guarantor of Coltec’s performance of its obligations with respect to the TIDES and the TIDES Debentures. We expect that EnPro will enter into a similar guarantee with respect to the TIDES and the TIDES Debentures. Following the distribution and until April 15, 2028, each TIDES will be convertible, at the option of the holder, into a combination of 0.955248 of a share of Goodrich common stock and 0.1910496 of a share of EnPro common stock, subject to adjustment. Should the holders exercise their right to convert the TIDES, Coltec would be required to deliver shares of Goodrich common stock and EnPro common stock to the holders as promptly as practicable on or after the conversion date. In connection therewith, EnPro would be required to purchase shares of Goodrich common stock on the open market, directly from Goodrich or by exercising its call options on Goodrich common stock. EnPro, Goodrich, Coltec and Coltec Capital Trust will enter into an indemnification agreement that outlines the obligations of the various parties with respect to the TIDES.

Q11:	What will EnPro’s post-distribution dividend policy be?

A11:	EnPro does not anticipate paying any dividends on its common stock in the foreseeable future. The payment and amount of dividends by EnPro after the distribution will be subject to the discretion of our board of directors. In addition, the terms of Coltec’s new senior secured revolving credit facility will, and the agreements governing the TIDES and additional debt that we may incur in the future may, limit the payment of dividends.

Q12:	What are the anti-takeover effects of the distribution?

A12:	Under tax matters arrangements, EnPro will agree to indemnify Goodrich for any tax resulting from any acquisition or issuance of EnPro stock that causes the distribution and some associated restructuring activities to be taxable to Goodrich and Coltec. Generally, Goodrich will recognize a taxable gain on the distribution if there are one or more acquisitions or issuances of our capital stock representing 50% or more of our then outstanding capital, measured by vote or value, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. Any shares of our stock acquired or issued within two years before or after the distribution will generally be presumed to be part of such a plan unless we can rebut that presumption. As a result, our obligation to indemnify Goodrich may discourage, delay or prevent a change of control of EnPro. In addition, some provisions of EnPro’s articles of incorporation, bylaws, North Carolina law and the agreements governing EnPro’s debt, as each will be in effect following the distribution, as well as EnPro’s shareholder rights plan, may have the effect of making more difficult an acquisition of control of EnPro in a transaction not approved by our board of directors.

Q13:	What are the risks associated with the distribution?

A13:	There are a number of risks associated with the distribution and ownership of EnPro common stock. These risks are discussed under “Risk Factors” beginning on page 8.

Q14:	What do I need to do now?

A14:	You are not required to take any action, although we urge you to read this entire document carefully. No shareholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. No action is required on your part to receive your EnPro shares. You will not be required either to pay anything for the new shares or to surrender any shares of Goodrich common stock.

Q15:	When is the record date?

A15:	The record date will be the close of business of The New York Stock Exchange on May 28, 2002.

Q16:	When will the distribution be completed?

A16:	The distribution will be completed at 11:59 p.m. Eastern time on May 31, 2002.

Q17:	Where can I get more information?

A17:	Goodrich shareholders with additional questions related to the distribution should contact EnPro’s transfer agent, The Bank of New York, Shareholder Services, 101 Barclay Street, New York, New York 10286, Telephone: 800/524-4458, or send an e-mail to The Bank of New York at shareowner svcs@bankofny.com. The Bank of New York will be the distribution agent, transfer agent and registrar for the EnPro common stock.

SUMMARY

           The following is a summary of some of the information contained in this information statement. We urge you to read this entire document carefully, especially the risks of owning EnPro common stock discussed under “Risk Factors” and the attached financial statements and the related notes. The terms “we,” “our” and “us” in this information statement refer to EnPro and the business it will own and operate following the distribution. When used in this information statement, “Coltec” refers to Coltec Industries Inc and its subsidiaries, excluding its aerospace business, which will be transferred to Goodrich prior to the distribution and which is treated as a discontinued operation in this information statement and in Coltec’s historical consolidated financial statements included in this information statement. Additionally, “Glacier” refers to the Glacier industrial metal polymer bearing business that Coltec acquired from Dana Corporation in September 2001.

           We describe in this information statement the historical engineered industrial products business of Coltec, which is currently a wholly owned subsidiary of Goodrich and which will be our wholly owned subsidiary at the time of the distribution. All of the capital stock of Coltec will be transferred to EnPro immediately prior to the distribution as described in “The Distribution — Actions to be Taken Prior to the Distribution” and will be our only material asset at the time of the distribution. Following the distribution, we will be an independent public company and Goodrich will have no continuing stock ownership in us.

           This information statement contains financial statements of EnPro and Coltec. Coltec’s financial information includes information about its aerospace business, which is treated as a discontinued operation. Coltec’s historical results may not be indicative of our financial results in the future as an independent company and may also differ from what our financial results would have been had we been an independent company during the periods presented.

           The information contained in this information statement as it pertains to EnPro assumes the completion of the distribution as if it had already occurred.

Goodrich

Goodrich Corporation

Four Coliseum Centre
2730 West Tyvola Road
Charlotte, North Carolina 28217
704/423-7000

           Goodrich is a leading worldwide supplier of aerospace components, systems and services serving the commercial, military, regional, business and general aviation markets. Until the distribution Goodrich is also a leading provider of engineered industrial products for the processing and general manufacturing industries.

           Goodrich’s continuing operations are classified into four reportable business segments: Aerostructures and Aviation Technical Services, Landing Systems, Engine and Safety Systems, and Electronic Systems.

Aerostructures and Aviation Technical Services: Aerostructures is a leading supplier of nacelles, pylons, thrust reversers and related aircraft engine housing components. The aviation technical sales division performs comprehensive total aircraft maintenance, repair, overhaul and modification for many commercial airlines, independent operations, aircraft leasing companies and airfreight carriers.

Landing Systems: Landing Systems provides systems and components pertaining to aircraft taxi, take-off, landing and stopping. Several divisions within the segment are linked by their ability to contribute to the integration, design, manufacture and service of entire aircraft undercarriage systems, including sensors, landing gear, certain brake controls and wheels and brakes.

Engine and Safety Systems: Engine and Safety Systems produces engine and fuel controls, pumps, fuel delivery systems, as well as structural and rotating components such as disks, blisks, shafts and airfoils for both aerospace and industrial gas turbine applications. This segment also produces aircraft evacuation, de-icing and passenger restraint systems, as well as ejection seats and crew and attendant seating.

Electronic Systems: Electronic Systems produces a wide array of products that provide flight performance measurements, flight management and control and safety data. Included are a variety of sensor systems that measure and manage aircraft fuel and monitor oil debris; engine, transmission and structural health; and aircraft motion control systems. The segment’s products also include instruments and avionics, warning and detection systems, ice detection systems, test equipment, aircraft lighting systems, landing gear cables and harnesses, satellite control, data management and payload systems, launch and missile telemetry systems, airborne surveillance and reconnaissance systems and laser warning systems.

           Goodrich’s business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world.

EnPro

EnPro Industries, Inc.

5605 Carnegie Boulevard
Suite 500
Charlotte, North Carolina 28209
704/731-1500

           When the distribution is complete, our business will consist of the historical sealing and engineered industrial products businesses of Coltec, including Glacier. We will manage our operations in two business segments. This business is referred to as the “EnPro business” or “our business” in this information statement.

           We are a leader in the design, development, manufacturing and marketing of proprietary engineered industrial products, including sealing products, self-lubricating, non-rolling, metal polymer bearing products, air compressor systems and vacuum pumps and heavy-duty diesel and natural gas engines. We also design, manufacture and sell engineered industrial products such as polytetrafluoroethylene, or PTFE, products and specialized tooling. We have 33 primary manufacturing facilities located in nine countries in the Americas, Europe and Australia. We sell our products through approximately 2,600 independent agents and distributors worldwide and have over 200 internal sales managers and representatives. These sales managers and representatives are complemented by teams of highly experienced engineers. In 2001 on a pro forma basis, we had revenues of $696.4 million, operating income of $54.0 million and net income of $9.9 million.

           We sell our products to approximately 50,000 customers worldwide and are diversified both by industry served and geographically. In 2001, no single customer accounted for more than 2% of our revenues. Management estimates that our percentages of revenues by industry are chemical and petrochemical 28%, automotive and heavy-duty vehicle 19%, utility 13%, marine 8%, other transportation 5% and general and other industries 27%. Management estimates that our percentages of revenues by geographic region are North America 71%, Europe 24% and the rest of the world 5%. Management estimates that we derived approximately 62% of our revenues in 2001 from our aftermarket, or parts and services, sales.

Business Strengths

           We believe that we have the following business strengths:

•	we are a leading supplier of engineered industrial products and services in each of our major product categories;

•	we offer a comprehensive range of products and services in each of our major product categories and sell products under leading brand names;

•	we have strong aftermarket sales that produce recurring revenues and a large installed equipment base that routinely needs replacement parts and services;

•	we sell our products to a diverse, worldwide customer base operating in a wide range of industries;

•	we have a superior distribution network that combines with global manufacturing capabilities to offer superior customer service; and

•	we have an experienced senior management team.

Business Strategy

           Our strategic objectives are to develop and maintain leading positions for our products while improving margins through cost efficiencies, technological innovation, product differentiation and superior quality and service. In pursuing these objectives, we intend to continue to:

•	expand our product offerings and customer base;

•	lower costs and increase operational efficiency; and

•	effectively manage our subsidiaries’ asbestos exposure.

The Glacier Acquisition

           In September 2001, Coltec acquired the Glacier industrial metal polymer bearing business from Dana Corporation. The acquisition of Glacier, in combination with our existing bearing business, created the largest manufacturer of self-lubricating, non-rolling, metal polymer bearings in the world. The combined company is now operating as Glacier Garlock Bearings. We believe that the combination of these businesses will enable us to serve worldwide customers more effectively and create economies of scale in research and development and in marketing. With the acquisition of Glacier we added manufacturing facilities in Annecy and Dieuze, France; Heilbronn, Germany; Kilmarnock, U.K.; Dolny Kubin, Slovakia; and Sao Paulo, Brazil. In addition, we acquired extensive sales and marketing resources in Europe and South America. The combined companies will operate research and development facilities in Thorofare, New Jersey and Annecy, France.

RISK FACTORS

Risks Related to the Distribution

We may incur greater costs as an independent company than Coltec did when it was a part of Goodrich.

           Prior to the distribution, Coltec took advantage of Goodrich’s size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. Coltec also relied on Goodrich to provide various corporate functions. As a separate, independent entity, we may be unable to obtain these goods, services and technology at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by Goodrich that are higher than the amounts reflected in Coltec’s historical financial statements, which could cause our profitability to decrease.

Our debt agreements will impose limitations on our operations, which could impede our ability to respond to market conditions, address unanticipated capital investments and/or pursue business opportunities.

           Following the distribution, the TIDES and some of the Coltec Senior Notes will remain outstanding. The agreements relating to the TIDES and the Coltec Senior Notes impose limitations on our operations. Our primary U.S. operating subsidiaries have executed a credit agreement dated May 16, 2002 for a new senior secured revolving credit facility and we expect that the credit facility will become effective at the time we complete the distribution. The agreements relating to the new revolving credit facility will impose additional and, in some cases, more restrictive limitations. These limitations could impede our ability to respond to market conditions, address unanticipated capital investments and/or pursue business opportunities.

If we incur new debt, we may have a higher cost of capital, which could adversely affect our profitability and financial condition.

           We expect to have a higher cost of capital than Goodrich for any new debt we may incur. If we have to pay significantly higher interest rates, our profitability may decline. For purposes of preparing our unaudited pro forma combined financial statements included elsewhere in this information statement, we have estimated the amount of interest expense based upon the debt balances we expect to be outstanding on the distribution date, the cost of maintaining our new senior secured credit facility outstanding and the applicable interest rates for these debt obligations. Although management believes that these assumptions are reasonable, they are subject to a number of uncertainties. Therefore, Coltec’s historical consolidated financial statements and our unaudited pro forma combined financial statements may not be indicative of our future performance as a stand-alone company.

We may increase our debt or raise additional capital in the future, which could affect the financial health of our company, and may decrease our profitability.

           We may increase our debt or raise additional capital in the future, subject to restrictions in our existing and anticipated debt agreements. If our cash flow from operations is less than we anticipate, or if our cash requirements, including those of our subsidiaries to pay asbestos claims, are more than we expect, we may require more financing. However, debt or equity financing may not be available to us on terms acceptable to us, if at all. If we incur additional debt or raise equity through the issuance of preferred stock, the terms of the debt or preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of our common stock, particularly in the event of a liquidation. The terms of the debt may also impose additional and more stringent restrictions on our operations than we currently have. If we raise funds through the issuance of additional equity, your ownership in us would be diluted. If we are unable to raise additional capital when needed, it could affect the financial health of our company, which could negatively affect your investment in us. Also, regardless of the terms of our debt or equity financing, we may be limited in the amount of our stock that we can issue because the issuance of our stock may cause the distribution to be a taxable event for Goodrich under Section 355(e) of the Internal Revenue Code, and under the tax sharing arrangement we could be required to indemnify Goodrich for that tax.

           Our ability to make payments on and to refinance our indebtedness, including the debt retained or incurred pursuant to the distribution as well as any future debt that we may incur, and to fund working capital, capital expenditures, asbestos claims of our subsidiaries and strategic acquisitions and investments, will depend on our ability to generate cash in the future from operations, financings and asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are not able to repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions. The lenders who hold such debt could also accelerate amounts due, which could trigger a default or acceleration of our other debt.

We may not have adequate cash or the ability to finance conversions of the TIDES.

           Following the distribution and until April 15, 2028, each TIDES will be convertible, at the option of the holder, into a combination of 0.955248 of a share of Goodrich common stock and 0.1910496 of a share of EnPro common stock, subject to adjustment. Should the holders exercise their right to convert the TIDES, Coltec would be required to deliver shares of Goodrich and EnPro common stock to the holders as promptly as practicable on or after the conversion date and in connection therewith would be required to purchase shares of Goodrich common stock on the open market, directly from Goodrich or by exercising its call options on Goodrich common stock discussed below. Coltec may not have sufficient cash on hand or the ability to finance these transactions in the time period required by the agreements relating to the TIDES. Failure to honor conversion rights would be a default under the TIDES agreements.

           Further, the value of Goodrich and EnPro common stock may increase to the level where Coltec’s cost to acquire shares in a conversion could exceed, with no maximum, the aggregate liquidation value of the TIDES of $150 million. Coltec has purchased call options on 2,865,744 shares of Goodrich common stock with an exercise price of $52.34 per share, which represents the total Goodrich shares that would be required if all TIDES holders convert. The call options provide for either an adjustment to the exercise price or a cash payment, at Coltec’s option, if there is a change in the cash dividends paid on Goodrich common stock. On May 17, 2002 Goodrich announced that its board of directors approved a change to Goodrich’s quarterly dividend from 27.5 cents per share to 20 cents per share of common stock. Coltec’s management is evaluating the impact of the reduction in the dividend and has not decided which option it will elect. One-third of these call options expire in March 2005, and the remainder expire in March 2007. Until they expire, the call options provide protection against Coltec’s risk that the cash required to finance conversions of the TIDES would exceed the TIDES liquidation value. While Coltec has hedged its exposure to conversion costs in excess of the aggregate liquidation value of the TIDES, as described earlier, we cannot be certain that Coltec will have the financial resources to redeem these securities or effectively hedge its exposure to potential conversion costs in excess of the aggregate liquidation value of the TIDES beyond the term of the call options.

           EnPro, Goodrich, Coltec and Coltec Capital Trust will enter into an indemnification agreement with respect to the TIDES under which EnPro, Coltec and Coltec Capital Trust will indemnify Goodrich from any costs and liabilities that Goodrich incurs after the distribution as a result of its guarantee of Coltec and Coltec Capital Trust’s obligations under the TIDES. Such indemnification obligations may result in payments that could have a material adverse effect on our financial condition, results of operations and cash flows.

           Upon the adoption of Statement of Financial Accounting Standards No. 133, Coltec elected not to apply the provisions of the statement to embedded derivatives existing before January 1, 1999 as permitted by the transition provisions of the statement. As a result, the feature of the TIDES that allows them to be converted into Goodrich common stock will not be accounted for separately as a derivative. However, the call options on Goodrich common stock purchased by Coltec in March 2002 to mitigate its economic risk created by the conversion feature of the TIDES are derivative instruments and are carried at fair value in our balance sheet with changes in the fair value reflected currently in our earnings as other income (expense) — net. Changes in the fair value of the call options will not result in a current cash obligation to Coltec. The change in fair value of the derivatives could be material to our financial condition and results of operations in a given period.

Coltec’s historical consolidated financial information may not be representative of our historical results as an independent company; therefore, it may not be reliable as an indicator of historical or future results.

           Coltec’s historical consolidated financial information included in this information statement may not reflect what our financial condition, results of operations and cash flows would have been on a historical basis had we operated the EnPro business as an independent company during the periods presented or what our financial condition, results of operations and cash flows will be in the future. This is because Coltec’s historical consolidated financial statements include allocations for services provided or procured by Goodrich, which we may not be able to procure or provide ourselves on the same basis. In addition, we have not made adjustments to Coltec’s historical consolidated financial information to reflect other changes that will occur in our cost structure, financing and operations as a result of the distribution. These changes could potentially include increased costs associated with reduced economies of scale and a higher cost of capital, and also changes in how we fund our operations, conduct research and development and pursue our strategic objectives. Finally, at the time of the distribution we will not own Coltec’s aerospace business, which is reflected in Coltec’s historical consolidated financial information as a discontinued operation. Therefore, Coltec’s historical consolidated financial statements may not be indicative of our future performance as an independent company.

We have no history operating as an independent company and we may be unable to implement sufficient operating systems and business functions to allow us to operate effectively as an independent company.

           Prior to the distribution, Goodrich provided certain services to the EnPro business as a part of Goodrich’s broader corporate organization. Goodrich performed various corporate functions for us, including the following:

•	public and investor relations;

•	accounting consolidation;

•	treasury administration;

•	insurance administration;

•	internal audit;

•	human resources functions;

•	information technology services;

•	telecommunications;

•	corporate income tax administration; and

•	selected legal functions.

           Following the distribution, Goodrich will not provide services to us, other than the transition services described under “Arrangements Between Goodrich and EnPro.” We are in the process of creating our own, or engaging third parties to provide, systems and business functions to replace all of the systems and business functions Goodrich currently provides for us. If we are not successful in implementing our own systems and business functions or entering into agreements with other providers of these services once our transition services agreement with Goodrich expires, or if we are not successful in transferring data from Goodrich’s systems to our systems, we may not be able to operate our business effectively. In addition, if Goodrich does not perform the transition services it has agreed to provide for us at the same level as it did when we were part of Goodrich, these services may not be sufficient to meet our needs. This may adversely affect our ability to operate our business effectively.

As an independent company, we may have difficulty attracting or retaining personnel, which could make it difficult for us to pursue our strategic objectives.

           Our ability to attract new customers, retain existing customers and pursue our strategic objectives depends on the continued services of our current management, sales, product development and technical personnel and our ability to identify, attract, train and retain new personnel. Competition for top management personnel is intense and, as an independent company that is significantly smaller than Goodrich, we may find it more difficult to attract qualified personnel. In order to retain key personnel, we may have to increase our salaries and benefits, which would increase our expenses and cause our profitability to decline. The loss of key management personnel or our inability to identify, attract, retain and integrate additional qualified management personnel could make it difficult for us to manage our business successfully and pursue our strategic objectives. We do not currently have employment agreements with any of our employees.

We could incur significant indemnity obligations to Goodrich for U.S. federal income tax liability if acquisitions or issuances of EnPro stock cause the distribution to be taxable.

           The distribution is intended to be tax-free to Goodrich and its shareholders under Section 355 of the Internal Revenue Code. Generally, Goodrich may recognize a taxable gain on the distribution if there are one or more acquisitions or issuances of our capital stock representing 50% or more of our then-outstanding capital, measured by vote or value, and the acquisitions or issuances are deemed to be part of a plan or series of related transactions that include the distribution. Any shares of our stock acquired or issued within two years before or after the distribution will generally be presumed to be part of such a plan unless we can rebut that presumption. If the acquisition or issuance of our stock causes the distribution to be taxable to Goodrich, we would be required to indemnify Goodrich against any tax payable under the tax matters arrangements we will enter into with Goodrich as part of the distribution. In addition, aside from the tax matters arrangements, under U.S. federal income tax laws, we and Goodrich would be severally liable for Goodrich’s federal income taxes from the distribution being taxable. This means that even if we do not have to indemnify Goodrich for any tax liabilities if the distribution fails to be tax-free, we may still be liable for any part of, including the whole amount of, these liabilities and expenses if Goodrich fails to pay them.

Risks Related to Our Business

Certain of our subsidiaries are defendants in asbestos litigation.

           The historical business operations of two Coltec subsidiaries, Garlock Sealing Technologies LLC, or Garlock, and The Anchor Packing Company, or Anchor, have resulted in a substantial volume of asbestos litigation in which plaintiffs have alleged personal injury or death as a result of exposure to asbestos fibers. Those subsidiaries manufactured and/or sold industrial sealing products, predominately gaskets, which contained encapsulated asbestos fibers. Although those subsidiaries actively manage their exposure to asbestos litigation and their relationships with insurance carriers through another Coltec subsidiary, Garrison Litigation Management Group, Ltd., or Garrison, several risks and uncertainties may result in potential liabilities to us in the future that could have a material adverse effect on our business, financial condition, results of operations and cash flows. Those risks and uncertainties include the following:

•	the potential for a large volume of future asbestos claims to the extent such claims are not covered by insurance because insurance coverage is, or will be, depleted;

•	the uncertainty of the per claim value of current and potential future asbestos claims;

•	the timing of payout of claims relative to recoveries of amounts covered by insurance from our subsidiaries’ insurance carriers and limitations imposed on the amount that may be recovered in any given year;

•	the financial viability of our subsidiaries’ insurance carriers and their reinsurance carriers, and our subsidiaries’ ability to collect on claims from them;

•	an increase in litigation or other costs that are not covered by insurance;

•	the unavailability of any insurance for claims alleging first exposure to asbestos after July 1, 1984; and

•	bankruptcies of other defendants.

Potential liability for asbestos claims may adversely affect our ability to retain and attract customers and quality personnel. To the extent our subsidiaries’ insurance is depleted or the payments required in any given year exceed the annual limitations on insurance recoveries from our subsidiaries’ carriers, our subsidiaries would be required to fund these obligations from available cash, even if such amounts are recoverable under these insurance policies in later years. This could adversely affect our ability to use cash for other purposes, including growth of our business, and adversely affect our financial condition.

Our business and some of the markets we serve are cyclical and changes in general market conditions could have a material adverse effect on our business.

           The markets in which we sell our products, particularly chemical companies, petroleum refineries and the automotive industry, are, to varying degrees, cyclical and have historically experienced periodic downturns. Prior downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent erosion of average selling prices in these markets resulting in negative effects on our net sales, gross margins and net income. Economic downturns or other material weakness in demand in any of these markets could have a material adverse effect on our business, financial condition, results of operations and cash flows. Following the distribution, we will be less diversified and have a narrower business focus than that of Goodrich before the distribution. Therefore, we will be more susceptible to these risks.

           The U.S. and other world markets are currently experiencing a severe economic downturn and many of the markets that we serve have been affected by this downturn. As a result, our business and financial results have been adversely affected. If this economic slowdown were to continue for an extended period or if conditions were to worsen, the negative impact on our business and financial results could be further exacerbated.

           Further, the terrorist attacks of September 11, 2001 adversely impacted the U.S. and world economies and a wide range of industries. Those terrorist attacks, the allied military response and subsequent developments may lead to future acts of terrorism, additional hostilities and financial, economic and political instability. While the precise effects of such instability on our industry, our business and our insurance carriers and their reinsurance carriers is difficult to determine, it may negatively impact our business, financial condition, results of operations and cash flows.

We face intense competition that could have a material adverse effect on our business.

           We encounter intense competition in almost all areas of our business. Additionally, customers for many of our products are attempting to reduce the number of vendors from which they purchase in order to reduce inventories. To remain competitive, we need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We may not have sufficient resources to continue to make such investments or maintain our competitive position. Additionally, some of our competitors, such as Smiths Group plc, Flowserve Corporation and Ingersoll-Rand Company, are larger than we are and have substantially greater financial resources than we do. As a result, they may be better able to withstand the effects of periodic economic downturns. Pricing and other competitive pressures could adversely affect our business, financial condition, results of operations and cash flows.

If we fail to retain the independent agents and distributors upon whom we rely to market our products, we may be unable to effectively market our products and our revenue and profitability may decline.

           Our marketing success in the U.S. and abroad depends largely upon our independent agents’ and distributors’ sales and service expertise and relationships with customers in our markets. Many of these agents have developed strong ties to existing and potential customers because of their detailed knowledge of our products. A loss of a significant number of these agents or distributors, or of a particular agent or distributor in a key market or with key customer relationships, could significantly inhibit our ability to effectively market our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have exposure to some contingent liabilities relating to discontinued operations, which could have a material adverse effect on our financial condition, results of operations or cash flows in any fiscal period.

           We have some contingent liabilities related to discontinued operations of our predecessors, including environmental liabilities and liabilities for certain products and other matters. In some instances, we have indemnified others against those liabilities, and in other instances, we have received indemnities from third parties against those liabilities.

           Under federal and state environmental laws, Coltec, or one of its subsidiaries, has been named as a potentially responsible party at 17 sites where the costs to it at each site are expected to exceed $100 thousand. Investigations have been completed or are near completion for 14 of these sites and are in progress at the other three sites. The majority of these sites relate to remediation projects at former operating facilities that have been sold or closed and primarily deal with soil and groundwater contamination. We believe that any liability incurred for cleanup at these sites will be satisfied over a number of years, and, in some cases, the costs will be shared with other potentially responsible parties.

           In addition, there is the potential for claims to arise relating to products or other matters related to discontinued operations. Some of these claims could seek substantial monetary damages. Specifically, we may potentially be subject to the liabilities related to the firearms manufactured prior to 1990 by Colt Firearms, a former operation of Coltec, and for electrical transformers manufactured prior to 1994 by Central Maloney, another former Coltec operation. Coltec also has ongoing obligations with regard to workers compensation, retiree medical and other retiree benefit matters associated with discontinued operations that relate to Coltec’s periods of ownership of those operations.

           We have insurance and reserves to address these liabilities. However, if our insurance coverage is depleted or our reserves are not adequate, environmental and other liabilities relating to discontinued operations could have a material adverse effect on our financial condition, results of operations and cash flows.

We conduct a significant amount of our sales activities outside of the U.S., which subjects us to additional business risks that may cause our profitability to decline.

           Because we sell our products in a number of foreign countries, we are subject to risks associated with doing business internationally. In 2001, we derived approximately 30% of our revenues from sales of our products outside of the U.S. Our international operations are, and will continue to be, subject to a number of risks, including:

•	unfavorable fluctuations in foreign currency exchange rates;

•	adverse changes in foreign tax, legal and regulatory requirements;

•	difficulty in protecting intellectual property;

•	trade protection measures and import or export licensing requirements;

•	differing labor regulations;

•	political and economic instability; and

•	acts of hostility, terror or war.

Any of these factors, individually or together, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

           We intend to continue to pursue international growth opportunities, which could increase our exposure to risks associated with international sales and operations. As we expand our international operations, we may also encounter new risks that could adversely affect our revenues and profitability. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local agents, distributors and trading companies. If we are not successful in developing these relationships, we may not be able to increase sales in these regions. We could also face increased costs associated with staffing and managing foreign operations.

We may not achieve our strategic objectives, which could adversely affect our growth.

           Our strategic objectives include expansion of our product lines into new industrial and geographic markets. We may not be able to expand into these new markets effectively or at all.

           Additionally, our short-term strategy includes the realization of cost savings by increasing the efficiency of our manufacturing processes and focusing on opportunities for cost reduction throughout our business. We may not, however, be able to fully achieve increased efficiencies or reduce our costs. If we are not able to achieve the cost savings we expect, our profitability could be adversely affected.

           We expect to realize certain synergies, business opportunities and new prospects for growth through product development and geographic market expansion resulting from the Glacier acquisition. We are in the process of integrating the Glacier business with our existing business. Even if we are able to integrate the operations of the two companies successfully, we may never fully realize these expected benefits, or we may not realize these benefits within the time frame that we currently expect. We may experience increased competition that will limit our ability to expand our business, our assumptions underlying our estimates of expected cost savings may prove to have been inaccurate, or general industry and business conditions may deteriorate. In addition, we may not be successful in integrating the operations, resulting in excess costs, operational problems and write-offs. The integration will also require significant effort from our personnel and the personnel of the Glacier business. Furthermore, our management may have its attention diverted while trying to integrate the Glacier business successfully or in a timely manner, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

           In addition, our longer term strategy contemplates growth through selective acquisitions to broaden the products and services we offer and to expand our customer base. If we were to make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business. Moreover, although we expect to perform a diligence investigation before acquiring any new business, an acquisition could result in unforeseen liabilities being assumed by us. If the unforeseen liabilities prove to be significant, our business, financial condition, results of operations and cash flows could be adversely affected and our growth may be impaired.

A catastrophic event at one or more of our specialized production facilities could have a material adverse effect on our business.

           As part of our business strategy, we have consolidated and expect to continue to consolidate production of some of our product lines at one or more specialized facilities. As a result, we have some products that are manufactured exclusively in one production facility. Should there be a catastrophic event, such as a fire, affecting one of these production facilities, we could be prevented from manufacturing the product that was manufactured in that facility. If we are not able to timely or effectively shift production to one of our other facilities, we could lose customers as a result and may incur significant additional costs, which could affect our profitability. Our property and business interruption insurance may not adequately compensate us for any losses that may occur.

Our business could suffer if we are unsuccessful in negotiating new collective bargaining agreements.

           We currently employ approximately 4,500 employees worldwide. Approximately 3,000 employees were located within the U.S. and approximately 1,500 employees were located outside of the U.S., primarily in Europe and Canada. Approximately 40% of our U.S. employees are represented by unions. Our material collective bargaining agreements with these unions expire between October 1, 2002 and August 13, 2005. Although we believe that our relations with our employees are satisfactory and we have not experienced any material strikes or work stoppages since a strike at one of our facilities in 1996, which lasted approximately ten weeks, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations. In addition, planned closures of some of our facilities as part of our short-term strategy may create the risk of strikes or work stoppages at those and other facilities.

If we are unable to protect our intellectual property rights and knowledge relating to our products, our business and prospects may be negatively impacted.

           We believe that proprietary products and technology are important to our success. If we are unable to adequately protect our intellectual property and know-how, our business and prospects could be negatively impacted. Our efforts to protect our intellectual property through patents, trademarks, service marks, domain names, trade secrets, copyrights, confidentiality, non-compete and nondisclosure agreements and other measures may not be adequate to protect our proprietary rights. Patents issued to third parties, whether before or after the issue date of our patents, could render our intellectual property less valuable. Our ownership of our intellectual property and questions as to whether our competitors’ products infringe our intellectual property rights may be disputed. In addition, intellectual property rights may be unavailable, limited or difficult to enforce in some jurisdictions, which could make it easier for competitors to capture market share in those jurisdictions.

           Our competitors may capture market share from us by selling products that claim to mirror the capabilities of our products or technology without infringing upon our intellectual property rights. Without sufficient protection nationally and internationally for our intellectual property, our competitiveness worldwide could be impaired, which would negatively impact our growth and future revenue. As a result, we may be required to spend significant resources to monitor and police our intellectual property rights.

A loss of certain of our intellectual property licenses or failure on the part of our licensors to protect their own intellectual property under such license agreements may negatively impact our business and revenues.

           We license certain intellectual property from third parties and we are dependent on the ability of these third parties to diligently protect their intellectual property rights. In several cases, such as Fairbanks Morse’s technology licenses from Cooper Cameron Corporation relating to the Enviro Design engine and from MAN Aktiengesellschaft for the Pielstick four-stroke engine and Quincy Compressor’s license from Svenska Rotor Maskiner AB for their rotary screw compressor design and technology, the intellectual property licenses are integral to the manufacture of our products. A loss of these licenses or a failure on the part of the third party to protect its own intellectual property could negatively impact our revenues. Although these licenses are all long-term and subject to renewal, it is possible that we may not successfully renegotiate these licenses or that they could be terminated for a material breach on our part. If this were to occur, our business, financial condition, results of operation and cash flows could be adversely affected.

Risks Related to Ownership of Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our stock following the distribution.

           There has been no trading market for our common stock. In general, all shares of common stock distributed in the distribution will be freely tradeable and we have been approved to list our common stock on The New York Stock Exchange. We cannot, however, predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our common stock will be volatile. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section and elsewhere in this information statement or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability. For example, to the extent that other large companies within our industry experience declines in their stock price, our stock price may decline as well.

           A portion of Goodrich’s common stock is held by index funds tied to the Standard & Poor’s 500 Index or other stock indices. As we will not be included in these indices at the time of the distribution, these index funds will be required to sell our stock. Similarly, other institutional shareholders may not be allowed by their charters to hold the stock of companies that do not pay dividends. Because we currently do not intend to pay dividends, we expect that these shareholders will sell the shares of our common stock distributed to them. Sales by these investors, or the perception that they will occur, may cause our stock price to decline.

Because our quarterly revenues and operating results may vary significantly in future periods, our stock price may fluctuate.

           Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling and manufacturing costs. Small declines in revenues could disproportionately affect operating results in a quarter and the price of our common stock may fall. Other factors that could affect quarterly operating results include, but are not limited to:

•	demand for our products;

•	the timing and execution of customer contracts;

•	the timing of sales of our products;

•	payments related to asbestos litigation or annual costs related to asbestos litigation that are not covered by insurance or that exceed the annual limits in place with our insurance carriers on insurance recoveries in any given year;

•	changes in the fair value of Coltec’s call options on Goodrich common stock purchased to reduce the economic risk of the conversion feature of the TIDES;

•	increases in manufacturing costs due to equipment or labor issues;

•	changes in foreign currency exchange rates;

•	unanticipated delays or problems in introducing new products;

•	announcements by competitors of new products, services or technological innovations;

•	changes in our pricing policies or the pricing policies of our competitors;

•	increased expenses, whether related to sales and marketing, raw materials or supplies, product development or administration;

•	major changes in the level of economic activity in the U.S., Canada, Europe and other major regions in which we do business;

•	costs related to possible future acquisitions of technologies or businesses;

•	an increase in the number or magnitude of product liability claims;

•	our ability to expand our operations; and

•	the amount and timing of expenditures related to expansion of our operations.

Various agreements and laws could delay or prevent a change of control that you may favor.

           The terms of some of the agreements relating to the distribution, particularly the tax matters arrangements with Goodrich, anti-takeover provisions of our articles of incorporation and bylaws, our shareholder rights plan and provisions of North Carolina law could delay or prevent a change of control that you may favor or may impede the ability of the holders of our common stock to change our management. An acquisition or further issuance of our stock in connection with a change-of-control transaction or otherwise could cause the distribution and associated restructuring activities to be taxable to Goodrich and Coltec. Under the tax matters arrangements, we would be required to indemnify Goodrich for the resulting tax and this indemnity obligation might discourage, delay or prevent a change of control that you may favor.

           In particular, the provisions of our articles of incorporation and bylaws, among other things, will:

•	require a supermajority shareholder vote to approve any business combination transaction with an owner of 5% or more of our shares unless the transaction is recommended by disinterested directors;

•	divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms, if our board is expanded to nine members;

•	limit the right of shareholders to remove directors and fill vacancies;

•	regulate how shareholders may present proposals or nominate directors for election at shareholders’ meetings; and

•	authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

           Our shareholder rights plan will also make an acquisition of a controlling interest in EnPro in a transaction not approved by our board of directors more difficult.

FORWARD-LOOKING STATEMENTS

           This information statement contains certain forward-looking statements that state our or our management’s intentions, hopes, beliefs, expectations or predictions of the future.

           These forward-looking statements are not historical or current facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

           We disclaim any obligation, other than as may be imposed by law, to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

           This information statement contains information concerning our markets and products that is generally forward-looking in nature and is based on a variety of assumptions regarding the ways in which these markets and product categories will develop. These assumptions have been derived from information currently available to us and to third party industry analysts. The assumptions include the following general underlying expectations that:

•	our subsidiaries will continue to effectively manage their asbestos liabilities and insurance assets;

•	no significant market altering event will occur, such as a lengthy global recession or additional hostilities or acts of terrorism;

•	our current reserves for contingent liabilities related to discontinued operations will be sufficient to meet those liabilities;

•	we will be able periodically to negotiate and enter into new financing agreements as and when necessary;

•	we will have adequate cash on hand or the ability to finance conversion of the TIDES;

•	our strategic objectives of lowering costs, increasing operational efficiency and expanding our product offerings will be achieved;

•	our agent and distributor relationships will remain stable overall;

•	no significant negative impact from foreign legal and economic risks will occur;

•	supply and prices of raw materials will not vary dramatically from historical trends;

•	no catastrophic event will occur at any of our production facilities;

•	our efforts to periodically renegotiate our collective bargaining agreements will be successful; and

•	our own and our third party licensors’ intellectual property rights will remain adequately protected.

If any one or more of these expectations and assumptions proves incorrect, actual results will likely differ materially from those contemplated by the forward-looking statements. Even if all of the foregoing assumptions and expectations prove correct, actual results may still differ materially from those expressed in the forward-looking statements as a result of factors we may not anticipate or that may be beyond our control. While we cannot assess the future impact that any of these differences could have on our business, financial condition, results of operations and cash flows or the market price of shares of our common stock, the differences could be significant.

DIVIDEND POLICY

           We do not anticipate paying any dividends on our common stock in the foreseeable future because we expect to retain our future earnings for use in the operation and expansion of our business and to reduce debt. The payment and amount of any dividends will be subject to the discretion of our board of directors and will depend upon, among other things, our financial condition, results of operations, cash requirements, prospects and other factors that our board of directors may deem relevant. The terms of the new senior secured revolving credit facility entered into by our primary U.S. operating subsidiaries will limit the payment of dividends. In addition, the terms of the agreements governing the TIDES and any additional debt that we may incur in the future may limit future dividends.

THE DISTRIBUTION

General

           The Goodrich board of directors has approved a spin-off that would result in Goodrich becoming two independent, publicly traded companies:

•	Goodrich, a leading worldwide supplier of aerospace components, systems and services; and

•	EnPro, a leading provider of engineered industrial products for the processing and general manufacturing industries.

           The separation of these businesses will be accomplished through a pro rata distribution of 100% of our outstanding common stock to Goodrich shareholders, which we refer to as the distribution, on May 31, 2002, the distribution date. As a result of the distribution, each Goodrich shareholder will:

•	receive one share of our common stock, as well as an associated preferred stock purchase right, for every five shares of Goodrich common stock they own; and

•	retain their shares in Goodrich and the preferred stock purchase rights associated with those shares.

Actions to be Taken Prior to the Distribution

           Prior to the distribution, Goodrich owned and operated both an aerospace business, part of which was operated by Coltec, and an engineered industrial products business, all of which was operated by Coltec. Prior to the distribution, Coltec transferred its aerospace business to Goodrich. Prior to this transfer, Coltec’s aerospace business assumed all intercompany balances outstanding between Coltec and its subsidiaries, on the one hand, and Goodrich and its subsidiaries, on the other hand. Following this transfer and prior to the distribution, Coltec will become our subsidiary. After the distribution is completed, we will own and operate all of the former engineered industrial products business, through Coltec, and Goodrich will continue to own and operate the aerospace business, including the aerospace business previously owned and operated by Coltec.

Manner of Effecting the Distribution

           The general terms and conditions relating to the distribution will be set forth in a distribution agreement between Goodrich, Coltec and us. Under that distribution agreement, the distribution will be effective at 11:59 p.m. Eastern time on the distribution date, May 31, 2002. As a result of the distribution, each Goodrich shareholder will receive one share of our common stock, as well as an associated preferred stock purchase right, for every five shares of Goodrich common stock they own. In order to be entitled to receive shares of our common stock in the distribution, Goodrich shareholders must be shareholders at the close of business of The New York Stock Exchange on the record date, May 28, 2002. For most of these Goodrich shareholders, our transfer agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these shareholders a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For shareholders who own Goodrich common stock through a broker or other nominee, their shares of our common stock will be credited to these shareholders’ accounts by the broker or other nominee. As further discussed below, we will not issue fractional shares of common stock in the distribution. A delivery of a share of our common stock in connection with the distribution also will constitute the delivery of the preferred stock purchase right associated with that share. Following the distribution, shareholders whose shares are held in book-entry form may request that their shares of our common stock be transferred to a brokerage or other account at any time and may request delivery of physical stock certificates for their shares.

           Goodrich shareholders will not be required to pay for shares of our common stock received in the distribution or to surrender or exchange shares of Goodrich common stock in order to receive our common stock or to take any other action in connection with the distribution. No vote of Goodrich shareholders is required or sought in connection with the distribution, and Goodrich shareholders have no appraisal rights in connection with the distribution.

           Fractional shares of our common stock will not be issued to Goodrich shareholders as part of the distribution nor credited to book-entry accounts. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Goodrich shareholders who would otherwise have been entitled to receive fractional shares. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us. The receipt of cash in lieu of fractional shares of our common stock may be taxable to the recipient shareholder. For an explanation of the U.S. federal income tax consequences of the distribution, see “— U.S. Federal Income Tax Consequences of the Distribution.”

           In addition, at the time of the distribution, the exercise price of each outstanding vested option to purchase Goodrich common stock held by our employees on the distribution date will be reduced to reflect the value of the distribution, which will be calculated using the equitable adjustment approach contained in the existing awards.

Reasons for the Distribution

           Goodrich’s board of directors has determined that the separation of its engineered industrial products business and its aerospace business is in the best interests of Goodrich and its shareholders because the distribution will provide the following key benefits:

•	greater strategic focus for each management’s efforts and financial resources;

•	increased speed and responsiveness in management decision-making and resource allocation;

•	direct and differentiated access to capital markets; and

•	enhanced investor choices by offering investment opportunities in two separate highly focused companies.

Greater Strategic Focus for Management’s Efforts and Financial Resources

           Historically, Goodrich’s engineered industrial products business has exhibited different financial and operating characteristics than its aerospace business. Additionally, Goodrich’s aerospace business has fewer and larger customers, while its engineered industrial products business has a larger number of smaller customers. Because Goodrich expects these differences to continue in the future, it believes that its engineered industrial products business and its aerospace business will require inherently different strategies in order to maximize their long-term value. Consequently, Goodrich has determined that its current structure may not be the most effective to design and implement the distinct strategies necessary to operate its engineered industrial products business and its aerospace business successfully in a manner that maximizes the long-term value of each.

           Both Goodrich and we expect to have increased management attention and better use of financial resources as a result of our having board and management teams solely focused on their respective businesses. The distribution will allow us to better align our management’s attention and resources to pursue opportunities in the engineered industrial products markets and to more actively manage our cost structure. Goodrich will similarly benefit from its management’s ability to focus on the management and operation of its aerospace business.

Increased Speed and Responsiveness in Management Decision Making and Resource Allocation

           Both Goodrich and we believe that our respective businesses will be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than either business could as part of a combined organization. The distribution will provide Goodrich and us with the opportunity to adopt resource allocation and acquisition criteria policies that best reflect the cash flow, investment requirements, competitive environment, corporate strategy and business objectives of our respective businesses. In particular, the distribution will give both Goodrich and us flexibility to allocate resources, including both capital and management time and attention. In addition, for Goodrich and potentially in the long-term for us, the distribution will enable each of us to pursue potential transactions in our respective industries, including acquisitions and joint ventures that each of us believes is strategically or financially desirable, without being required to satisfy the acquisition criteria of the other company. In addition, Goodrich and we expect the distribution to enhance each company’s responsiveness to customers and companies with whom each company has strategic relationships, enhance competitiveness in each company’s respective industries and enhance success in each company’s respective product initiatives.

Direct and Differentiated Access to Capital Markets

           As an independent company, we will be able to access the capital markets directly to issue debt or equity securities without regard to constraints on the type of capital we might otherwise be subject to in a combined company. After the distribution, we will no longer need to compete with Goodrich’s other businesses for capital resources. Although potential acquisitions are only part of our longer term strategy, we expect the distribution to enhance our ability to eventually pursue acquisitions and other investment opportunities by:

•	providing differentiated access to the capital markets for such potential transactions; and

•	allowing potential target companies to receive, as consideration in an acquisition, stock in a corporation that is focused solely on the industry in which the target is engaged.

Accordingly, we will be able to create more focused acquisition strategies that meet the different needs of our business as set forth above.

Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities

           After the distribution, investors should be better able to evaluate the financial performances of Goodrich and us, as well as our respective strategies within the context of our respective industries, thereby enhancing the likelihood that they will achieve appropriate market valuations. As a result, management of both companies will be able to adjust goals and evaluate strategic opportunities in light of investor expectations within their respective industries, without undue attention to investor expectations in other industries. In addition, each company will be able to focus its public relations efforts on cultivating its own separate identity.

Results of the Distribution

           After the distribution, we will be an independent public company owning and operating Goodrich’s engineered industrial products business. Immediately after the completion of the distribution, we expect to have approximately 80,000 beneficial holders of shares of our common stock and approximately 20,388,437 shares of our common stock outstanding based on the number of beneficial shareholders and outstanding shares of Goodrich common stock on May 23, 2002. The figures assume no exercise of outstanding options or conversion of TIDES and exclude shares of Goodrich common stock held directly or indirectly by Goodrich. The actual number of shares to be distributed will be determined on the record date.

           For information regarding options to purchase shares of our common stock that will be outstanding after the distribution, see “Capitalization,” “Arrangements Between Goodrich and EnPro — Employee Matters Agreement” and “Management.” Before the distribution, we will enter into several agreements with Goodrich in connection with, among other things, Goodrich’s provision of transition services to us. For a more detailed description of these agreements, see “Arrangements Between Goodrich and EnPro.”

           The distribution will not affect the number of outstanding shares of Goodrich common stock or any rights of Goodrich shareholders. Goodrich shares will continue to be listed on The New York Stock Exchange under the symbol “GR.”

Retention and Incurrence of Debt and Convertible Preferred Securities

           EnPro expects to have approximately $166 million of debt and convertible preferred securities outstanding on a consolidated basis. The following is a description of Coltec’s existing debt and convertible preferred securities and the actions we expect to be taken with respect to each issue.

           As of March 31, 2002, Coltec, which will become our subsidiary prior to the distribution, had approximately $463 million of long-term debt (excluding intercompany balances) and convertible preferred securities outstanding consisting of:

•	$150 million of TIDES;

•	$300 million aggregate principal amount of the Coltec Senior Notes;

•	approximately $12 million of industrial revenue bonds; and

•	approximately $1 million of other long-term debt.

           Following the distribution, the TIDES will remain an obligation of Coltec Capital Trust and the TIDES Debentures and Coltec’s guarantee of amounts owed by Coltec Capital Trust with respect to the TIDES will remain obligations of Coltec. Goodrich has guaranteed the amounts owed by Coltec Capital Trust with respect to the TIDES and Coltec’s performance of its obligations with respect to the TIDES and the TIDES Debentures. In connection with the distribution, we expect EnPro will enter into a similar guarantee with respect to the TIDES and the TIDES Debentures.

           Prior to the distribution, Goodrich offered to exchange new Goodrich securities for the outstanding Coltec Senior Notes. Goodrich acquired all $296.9 million of Coltec Senior Notes tendered pursuant to the offer. Coltec purchased all of these notes from Goodrich in exchange for a $201.9 million Coltec Debenture and $97.2 million in cash, after which such notes were cancelled. The cash portion of the purchase price was financed through an intercompany loan from Goodrich that has been assumed by Coltec’s aerospace business. The Coltec Debenture will be contributed by Goodrich to EnPro and will remain an outstanding obligation of Coltec to EnPro, which, for accounting purposes, will be eliminated upon consolidation in EnPro’s consolidated financial statements going forward. The $3.1 million of Coltec Senior Notes that remain outstanding following completion of the exchange offer will remain obligations of Coltec after the distribution.

           The industrial revenue bonds, together with approximately $1 million of other long-term debt, will continue to be obligations of Coltec following the distribution.

           Our primary U.S. operating subsidiaries have executed a credit agreement dated May 16, 2002 for a new senior secured revolving credit facility and we expect that the credit facility will become effective at the time we complete the distribution. The revolving credit facility will be secured by receivables, inventories, equipment, intellectual property, insurance receivables and all other personal property assets of EnPro and its U.S. subsidiaries and by a pledge of 65% of the capital stock of their direct foreign subsidiaries. The maximum available amount under the revolving credit facility will be $60 million and we anticipate that as of the date of the distribution the initial availability under this facility will be approximately $50 million. On the date of the distribution we expect that certain letters of credit will be issued under the facility in an aggregate amount of less than $2 million. We do not anticipate other borrowings under the facility for the foreseeable future.

           Prior to the distribution and the transfer of Coltec’s aerospace business to Goodrich, all intercompany balances outstanding between EnPro, Coltec and their subsidiaries, on the one hand, and Goodrich and its subsidiaries, on the other hand, including the loan to finance the purchase by Coltec of Coltec Senior Notes surrendered by holders in the exchange offer, were assumed by Coltec’s aerospace business. As a result, at the time of the distribution, there will be no intercompany balances outstanding between EnPro, Coltec and their subsidiaries, on the one hand, and Goodrich and its subsidiaries, on the other hand.

           See “Capitalization,” “Description of Our Debt and Convertible Preferred Securities” and Notes J and S to Coltec’s consolidated financial statements for more information.

U.S. Federal Income Tax Consequences of the Distribution

           Goodrich has received an opinion from the law firm of Kronish Lieb Weiner & Hellman LLP substantially to the effect that, among other things, the distribution will qualify under Section 355 of the Internal Revenue Code as a tax-free spin-off to the holders of Goodrich common stock, except with respect to cash received in lieu of fractional EnPro shares, and will be tax-free to Goodrich. Assuming that the distribution qualifies under Section 355 of the Internal Revenue Code as a tax-free spin-off:

•	no gain or loss will be recognized by, and no amount will be included in the income of, holders of Goodrich common stock upon their receipt of shares of our common stock;

•	any cash received in lieu of fractional share interests in EnPro will give rise to gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests, determined as described below, and such gain will be capital gain or loss if the Goodrich common stock on which the distribution is made is held as a capital asset on the date of the spin-off;

•	the aggregate basis of the Goodrich common stock and our common stock in the hands of each Goodrich shareholder after the spin-off, including any fractional share interest to which the shareholder would be entitled, will equal the aggregate basis of Goodrich common stock held by the shareholder immediately before the spin-off, allocated between the Goodrich common stock and our common stock in proportion to the relative fair market value of each on the date of the spin-off;

•	the holding period of our common stock received by each Goodrich shareholder will include the period during which the shareholder held the Goodrich common stock on which the distribution is made, provided that the Goodrich common stock is held as a capital asset on the date of the spin-off; and

•	no gain or loss will be recognized by Goodrich upon the distribution of our common stock.

           U.S. Treasury regulations require each shareholder that receives stock in a spin-off to attach to the shareholder’s U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth certain information relating to the tax-free nature of the spin-off. Shortly after the spin-off, Goodrich will provide shareholders who receive our shares in the spin-off with the information necessary to comply with that requirement.

           The opinion of counsel is subject to certain factual representations and assumptions provided by Goodrich and us. If those factual representations and assumptions are incorrect in a material respect, the opinion of counsel could become inoperative. Goodrich has reviewed the facts and assumptions on which the opinion is based and is not aware of any facts or circumstances that would cause the representations and assumptions to be untrue. Both Goodrich and we have agreed to some restrictions on our future actions to provide further assurances that Section 355 of the Internal Revenue Code will apply to the distribution. If the distribution failed to qualify under Section 355 of the Internal Revenue Code, then, in general, a corporate tax, which, as noted below, could be substantial, would be payable by the consolidated group, of which Goodrich is the common parent, based upon the difference between (x) the fair market value of our common stock and (y) the adjusted basis of our common stock. In addition, under the consolidated return rules, each member of the consolidated group, including EnPro, would be severally liable for such tax liability. If the distribution occurred and it were not to qualify under Section 355 of the Internal Revenue Code, the resulting tax liability may have a material adverse effect on both our and Goodrich’s financial condition, results of operations and cash flows.

           Furthermore, if the distribution were not to qualify as a tax-free spin-off, each holder of Goodrich common stock receiving shares of our common stock in the distribution would be treated as if that shareholder had received a taxable distribution in an amount equal to the fair market value of our common stock received, which would result in:

•	a dividend to the extent of the shareholder’s pro rata share of Goodrich’s current and accumulated earnings and profits;

•	a reduction in the shareholder’s basis in Goodrich common stock to the extent the amount received exceeds such shareholder’s share of earnings and profits; and

•	a gain from the exchange of Goodrich common stock to the extent the amount received exceeds both the shareholder’s share of earnings and profits and the shareholder’s basis in Goodrich common stock.

           Goodrich shareholders should consult their own advisors as to the specific tax consequences of the distribution to them, including the application and effect of foreign, state and local tax laws.

Listing and Trading of Our Common Stock

           There is currently no public market for our common stock. We have been approved to list our common stock on The New York Stock Exchange under the symbol “NPO.” We anticipate that trading of our common stock will commence on a when-issued basis prior to the distribution. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of the transaction. We cannot predict what the trading prices for our common stock will be before or after the distribution date; however, we believe that the presence of a when-issued trading market before the distribution may have a stabilizing effect on the price of our common stock immediately following the distribution.

           The shares of our common stock distributed to Goodrich shareholders will be freely transferable except for shares received by persons that may have a special relationship or affiliation with us. Persons that may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us. This may include some or all of our officers and directors. Persons that are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Reason for Furnishing this Information Statement

           This information statement is being furnished by Goodrich solely to provide information to Goodrich shareholders who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Goodrich nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

CAPITALIZATION

           The following table presents Coltec’s historical capitalization at March 31, 2002 and our pro forma capitalization at that date reflecting the distribution and the related transactions and events described in the notes to our unaudited pro forma combined balance sheet as if the distribution and the related transactions and events had occurred on March 31, 2002.

           The capitalization table below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Coltec’s historical consolidated financial statements, Coltec’s unaudited condensed consolidated financial statements and our unaudited pro forma combined financial statements and the notes to those financial statements included elsewhere in this information statement.

           We are providing the capitalization table below for informational purposes only. You should not construe it to be indicative of our capitalization or financial condition had the distribution and the related transactions and events been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operated as a separate, independent entity at that date and is not necessarily indicative of our future capitalization or financial condition.

	March 31, 2002

	Historical	Pro Forma

	(dollars in millions)
Cash and cash equivalents	$29.8	$50.0

Current maturities of long-term debt	1.8	1.8
Long-term debt (a) (b) (c)	313.0	16.1
Mandatorily redeemable convertible preferred securities of trust (TIDES)	150.0	150.0
Shareholders’ Equity:
Parent company investment (d)	319.6	—
Common stock, par value $0.01 per share (e)	—	0.2
Additional paid in capital (e)	—	364.9

Total Shareholders’ Equity	319.6	365.1

Total Capitalization	$784.4	$533.0

           (a)     In connection with the distribution, EnPro’s primary U.S. subsidiaries have executed a credit agreement dated May 16, 2002 for a new senior secured revolving credit facility and we expect that the credit facility will become effective at the time we complete the distribution. The maximum available amount under the credit facility will be $60 million. We anticipate that as of the date of the distribution the initial availability under this facility will be approximately $50 million. On the date of the distribution, we expect that certain letters of credit will be issued under the facility in an aggregate amount of less than $2 million. We do not anticipate other borrowings under the facility for the foreseeable future.

           (b)     Prior to the distribution, Goodrich offered to exchange all $300 million aggregate principal amount of the Coltec Senior Notes outstanding for new similar Goodrich securities. Goodrich acquired all $296.9 million of Coltec Senior Notes tendered pursuant to the offer. Coltec purchased all $296.9 million of these notes from Goodrich in exchange for a $201.9 million Coltec Debenture and $97.2 million in cash, after which such notes were cancelled. Pro forma amounts assume that the Coltec Debenture is contributed by Goodrich to EnPro and remains an outstanding intercompany obligation of Coltec to EnPro. The cash portion of the purchase price was financed through an intercompany loan from Goodrich that has been assumed by Coltec’s aerospace business. The $3.1 million of Coltec Senior Notes that remain outstanding following completion of the exchange offer will remain obligations of Coltec after the distribution.

           (c)     Pro forma long-term debt includes $16.1 million that is currently outstanding and will not be repaid at the time of the distribution. This debt consists principally of approximately $12 million in industrial revenue bonds, which were issued in 1993 and will mature in 2009, and $3.1 million of Coltec Senior Notes.

           (d)     On a historical basis, the amount of Goodrich’s net investment in Coltec was recorded as parent company investment.

           (e)     The March 31, 2002 pro forma numbers assume 20,388,437 shares issued and outstanding based on each holder of Goodrich’s common stock receiving a dividend of one share of our common stock for every five shares of Goodrich common stock. We have estimated the number of shares based on the number of Goodrich shares outstanding at May 23, 2002 excluding shares of Goodrich common stock held directly or indirectly by Goodrich. The adjustment to additional paid in capital reflects the net effect of the pro forma combined balance sheet adjustments.

ENPRO INDUSTRIES, INC.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

           The unaudited pro forma combined financial statements reported below consist of unaudited pro forma combined statements of income for the three months ended March 31, 2002 and for the year ended December 31, 2001 and an unaudited pro forma combined balance sheet as of March 31, 2002. The unaudited pro forma combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Coltec’s historical consolidated financial statements, Coltec’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this information statement. The following unaudited pro forma combined financial statements have been prepared giving effect to the following transactions as if they had occurred as of March 31, 2002 for the unaudited pro forma combined balance sheet and as of January 1, 2001 for the unaudited pro forma combined statements of income:

•	the distribution;

•	transactions to conform the capital structure of EnPro, including:

•	the transfer to Goodrich by way of a dividend of Coltec’s aerospace business,

•	the exchange of $296.9 million of the Coltec Senior Notes for similar Goodrich securities, and

•	the entering into of a senior secured revolving credit facility with a maximum available amount of $60 million prior to the distribution;

•	the Glacier acquisition;

•	an adjustment of our cash balance to $50 million at the time of the distribution; and

•	the purchase by Coltec of call options on shares of Goodrich common stock.

           The unaudited pro forma combined financial statements included in this information statement have been derived from Coltec’s consolidated financial statements and Coltec’s unaudited condensed consolidated financial statements included elsewhere in this information statement and do not purport to represent what our financial condition and results of operations actually would have been had the distribution and related transactions and events occurred on the dates indicated or to project our financial performance for any future period. Goodrich did not account for Coltec as a separate, stand-alone entity for the periods presented.

           The unaudited pro forma combined financial statements reflect pro forma adjustments for the Glacier acquisition, which was completed in September 2001. The Glacier acquisition was accounted for under the purchase method of accounting. Under this method of accounting, the identifiable assets and liabilities of Glacier were adjusted to their estimated fair values based on independent third party appraisals. The unaudited pro forma combined financial statements have been prepared using available information and the assumptions described in the notes thereto.

           Goodrich will pay substantially all costs directly related to the distribution and accordingly these costs are not reflected in the historical consolidated financial statements or as a pro forma adjustment. Prior to the transfer of Coltec’s aerospace business to Goodrich, the aerospace business will assume all intercompany balances. As a result, there will be no intercompany balances outstanding between us and our subsidiaries, on the one hand, and Goodrich and its subsidiaries, on the other hand. Further, the aerospace business will also assume substantially all of Coltec’s pension and post-retirement obligations for retired and departed employees.

           Following the distribution and until February 15, 2028, each TIDES will be convertible, at the option of the holder, into a combination of 0.955248 of a share of Goodrich common stock and 0.1910496 of a share of EnPro common stock, subject to adjustment. Coltec has purchased call options on 2,865,744 shares of Goodrich common stock, with an exercise price of $52.34 per share, which represents the total Goodrich shares that would be required if all TIDES holders convert. The call options provide for either an adjustment to the exercise price or a cash payment at Coltec’s option, if there is a change in the cash dividends paid on Goodrich common stock. On May 17, 2002 Goodrich announced that its board of directors approved a change to Goodrich’s quarterly dividend from 27.5 cents per share to 20 cents per share of common stock. Coltec’s management is evaluating the impact of the reduction in the dividend and has not decided which option it will elect. One-third of these call options expire in March 2005, and the remainder expire in March 2007. Until they expire, the call options provide protection against Coltec’s risk that the cash required to finance conversions of the TIDES would exceed the TIDES liquidation value.

ENPRO INDUSTRIES, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Three Months Ended March 31, 2002

	Historical	Adjustments		Pro Forma

	(dollars in millions, except
	per share amounts)
Sales	$166.9	$—		$166.9
Operating costs and expenses:
Cost of sales	122.4	—		122.4
Selling and administrative costs	34.1	1.5	(c)	35.6
Merger-related and consolidation costs	0.4	—		0.4

	156.9	1.5		158.4

Operating income	10.0	(1.5)		8.5
Interest expense	(6.9)	5.7	(d)
		(0.4	)(e)	(1.6)
Interest income	0.1	0.1	(i)	0.2
Other income (expense) — net	(0.3)	5.8	(f)	5.5

Income from continuing operations before income taxes and distributions on convertible preferred securities of trust (TIDES)	2.9	9.7		12.6
Income tax expense	(1.1)	(3.6	)(g)	(4.7)
Distributions on convertible preferred securities of trust (TIDES)	(2.0)	—		(2.0)

Income (loss) from continuing operations	(0.2)	6.1		5.9
Income from discontinued operations — net of taxes	13.4	(13.4	)(h)	—

Net income	$13.2	$(7.3)		$5.9

Pro forma net earnings per share (l):
Basic				$0.29
Diluted				$0.29
Average shares used in computing pro forma earnings per share (in millions) (k):
Basic				20.4
Diluted				20.4

See Notes to Unaudited Pro Forma Combined Financial Statements

ENPRO INDUSTRIES, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Year Ended December 31, 2001

	Historical	Adjustments		Pro Forma

	(dollars in millions, except
	per share amounts)
Sales	$628.3	$68.1	(a)	$696.4
Operating costs and expenses:
Cost of sales	445.7	41.2	(a)
		3.3	(b)	490.2
Selling and administrative costs	126.1	6.9	(c)
		15.4	(a)	148.4
Merger-related and consolidation costs	3.8	—		3.8

	575.6	66.8		642.4

Operating income	52.7	1.3		54.0
Interest expense	(26.9)	23.2	(d)
		(1.8	)(e)	(5.5)
Interest income	0.5	0.5	(i)	1.0
Other expense — net	(3.1)	(17.9	)(f)	(21.0)

Income from continuing operations before income taxes and distributions on convertible preferred securities of trust (TIDES)	23.2	5.3		28.5
Income tax expense	(8.7)	(2.0	)(g)	(10.7)
Distributions on convertible preferred securities of trust (TIDES)	(7.9)	—		(7.9)

Income from continuing operations	6.6	3.3		9.9
Income from discontinued operations — net of taxes	94.1	(94.1	)(h)	—

Net income	$100.7	$(90.8)		$9.9

Pro forma net earnings per share (l):
Basic				$0.49
Diluted				$0.49
Average shares used in computing pro forma earnings per share (in millions) (k):
Basic				20.4
Diluted				20.4

See Notes to Unaudited Pro Forma Combined Financial Statements

ENPRO INDUSTRIES, INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

	March 31, 2002

	Historical	Adjustments		Pro Forma

	(dollars in millions,
	except share and per share amounts)
ASSETS
Current Assets
Cash and cash equivalents	$29.8	$20.2	(i)	$50.0
Accounts and notes receivable	97.9	—		97.9
Asbestos insurance receivable	91.0			91.0
Inventories	80.3	—		80.3
Deferred income taxes	5.2	(5.2	)(g)	—
Prepaid expenses and other assets	5.9	—		5.9

Total Current Assets	310.1	15.0		325.1

Property, plant and equipment — net	135.8	—		135.8
Prepaid pension	92.6	(80.6	)(b)	12.0
Goodwill — net	141.3	—		141.3
Identifiable intangible assets	65.2	—		65.2
Asbestos insurance receivable	246.2	—		246.2
Other assets	74.9	(17.7	)(b)
		(5.1	)(d)
		1.0	(e)	53.1
Assets of discontinued operations	482.9	(482.9	)(h)	—

Total Assets	$1,549.0	$(570.3)		$978.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$46.0	$—		$46.0
Accrued asbestos liability	165.0	—		165.0
Other accrued expenses	77.8	(3.1	)(b)
		(10.4	)(d)	64.3
Income taxes payable	86.0	(83.6	)(g)	2.4
Deferred income taxes	—	5.1	(g)	5.1
Current maturities of long-term debt	1.8	—		1.8

Total current liabilities	376.6	(92.0)		284.6

Long-term debt	313.0	(296.9	)(d)	16.1
Pension obligations	17.7	(17.7	)(b)	—
Postretirement benefits other than pensions	12.0	(5.7	)(b)	6.3
Deferred income taxes	51.2	(28.0	)(g)	23.2
Retained liabilities of previously owned businesses	57.7	—		57.7
Environmental liabilities	20.8	—		20.8
Asbestos liability	39.8	—		39.8
Minority interests	8.1	—		8.1
Other non-current liabilities	16.7	(9.7	)(b)	7.0
Liabilities of discontinued operations	165.8	(165.8	)(h)	—
Commitments and contingent liabilities	—	—		—
Mandatorily redeemable TIDES	150.0	—		150.0
Shareholders’ Equity
Parent company investment	319.6	(319.6	)(j)	—
Common stock, par value $0.01 per share, 20,388,437 shares issued	—	0.2	(k)	0.2
Additional paid in capital	—	364.9	(k)	364.9

Total Shareholders’ Equity	319.6	45.5		365.1

Total Liabilities and Shareholders’ Equity	$1,549.0	$(570.3)		$978.7

           See Notes to Unaudited Pro Forma Combined Financial Statements

NOTES TO

UNAUDITED PRO FORMA
COMBINED FINANCIAL STATEMENTS

           (a)     Pro forma adjustment to reflect the Glacier acquisition completed in September 2001. Approximately $59 million of the purchase price was allocated to identifiable intangible assets including customer relationships (approximately $27 million), existing technology (approximately $16 million), trademarks (approximately $14 million) and other (approximately $2 million). The trademarks are deemed to have an indefinite life and are therefore not subject to amortization. Customer relationships, existing technologies and other intangible assets are being amortized based primarily on undiscounted cash flows which reflect the patterns in which the economic benefits of the assets are expected to be consumed over 14 years, 25 years and 5 years, respectively. The weighted average life of the amortizable intangible assets is 17 years. Included in the selling and administrative cost adjustment is $3.6 million per year representing amortization of identifiable intangible assets.

           (b)     Pro forma adjustments to reflect the elimination of certain assets and liabilities that will be retained by Goodrich pursuant to the distribution and employee matters agreements, and the related income statement impact.

           (c)     The pro forma adjustment amount for administrative overhead costs is the difference between the actual administrative overhead costs recorded in the income statement and the estimated $27 million of annual administrative overhead costs that the Company expects to incur as a stand-alone company. The $27 million includes approximately $10 million of annual non-reimbursable costs associated with managing and settling asbestos claims, which is consistent with historical amounts incurred. The remaining $17 million is management’s estimate of the annual corporate headquarters cost that will be incurred as a stand-alone entity. This estimate is based on the operating budget that management has prepared and was developed based on an analysis of expected costs based on anticipated resource needs.

           Goodrich has historically allocated a portion of certain headquarters department expenses to individual business units. Business units are only allocated amounts for departments providing services to the business units. These departments include tax, government relations, accounting and financial analysis, compensation and benefit administration and information technology. The portion of the department expenses which is considered to benefit headquarters only is not allocated. The determination is made by each department head and reviewed annually.

           To determine how much to allocate to each business unit, management identifies certain items which, in management’s opinion, drive the costs of the benefits that are being allocated. These items include employee compensation costs, trade sales, net inventory and net property, plant and equipment. Each business unit is then allocated an amount based on their percentage of the total. Management believes that the allocation methods used are reasonable.

           (d)     Prior to the distribution, Goodrich offered to exchange the Coltec Senior Notes for debt securities of Goodrich having similar terms. Goodrich acquired all $296.9 million of Coltec Senior Notes tendered pursuant to the offer. Coltec purchased $296.9 million of these notes from Goodrich in exchange for a $201.9 million Coltec Debenture and $97.2 million in cash, after which such notes were cancelled. Pro forma amounts assume that the Coltec Debenture will be contributed to us in connection with the distribution and would thereafter be an intercompany obligation of Coltec to us, which, for accounting purposes, will be eliminated upon consolidation in our consolidated financial statements going forward. The $3.1 million of Coltec Senior Notes that remain outstanding following completion of the exchange offer will remain obligations of Coltec after the distribution.

           (e)     EnPro’s primary U.S. operating subsidiaries have executed a credit agreement dated May 16, 2002 for a new senior secured revolving credit facility and we expect that the credit facility will become effective at the time we complete the distribution. The revolving credit facility will be secured by receivables, inventories, equipment, intellectual property, insurance receivables, and all other personal property assets of EnPro and its U.S. subsidiaries and by a pledge of 65% of the capital stock of their direct foreign subsidiaries. The maximum available amount under the revolving credit facility will be $60 million and we anticipate that as of the date of the distribution the initial availability under this facility will be approximately

$50 million. On the date of the distribution we expect that certain letters of credit will be issued under the facility in an aggregate amount of less than $2 million. We do not anticipate other borrowings under the facility for the foreseeable future. The pro forma adjustments assume $1.0 million of financing costs associated with this facility, which will be amortized to interest expense over four years, which is the expected term of the facility. Pro forma adjustments also assume $1.5 million of annual interest expense related to unused credit facility availability and related fees based on preliminary negotiations with the lenders under the proposed credit facility.

           (f)     Pro forma adjustments to reflect in other expense, net the change in fair value of Coltec’s call options on Goodrich common stock purchased to reduce its economic risk created by the conversion feature of the TIDES. The fair values of Coltec’s call options were determined using an option pricing model.

           (g)     Pro forma adjustment to the provision for income taxes and deferred tax assets and liabilities represents the estimated income tax effect of pro forma adjustments (a) through (f) at an effective tax rate of 37.5%. Pro forma adjustment to income taxes payable reflects the assumption by Goodrich of income tax receivables and payables in accordance with the tax matters arrangements.

           (h)     Pro forma adjustments to reflect the transfer to Goodrich by way of a dividend of all of Coltec’s aerospace business.

           (i)     Pro forma adjustment to set our cash balance to $50 million at the time of the distribution. A pro forma adjustment to add interest income at a rate of 2% per annum on the estimated increase in cash balances has been included.

           (j)     On a historical basis, the amount of Goodrich’s net investment in us was recorded as parent company investment.

           (k)     Pro forma number of shares of common stock is based on each holder of Goodrich’s common stock receiving a dividend of one share of our common stock for every five shares of Goodrich common stock. We have estimated the number of shares based on the number of Goodrich shares outstanding at May 23, 2002. The pro forma weighted average number of shares used for the diluted earnings per share calculation excludes the shares issuable upon the conversion of convertible preferred securities because such conversion would be anti-dilutive. The adjustment to additional paid in capital reflects the net effect of the pro forma combined balance sheet adjustments.

           (l)     Basic and diluted earnings per share is computed by dividing pro forma net income by the pro forma weighted average number of common shares outstanding. Historical basic and diluted earnings per share is not presented, as our historical capital structure is not comparable to periods subsequent to the distribution.

SELECTED FINANCIAL INFORMATION

           The following historical consolidated financial information as of December 31, 2001 and 2000 and for each of the three years ended December 31, 2001, has been derived from, and should be read together with, Coltec’s audited consolidated financial statements and the related notes, which are included elsewhere in this information statement. The historical consolidated financial information as of December 31, 1999 and for the year ended December 31, 1998 has been derived from and, should be read together with, Coltec’s audited consolidated financial statements and the related notes, which have not been included in this information statement. The historical consolidated financial information as of December 31, 1998 and 1997 and for the year ended December 31, 1997 has been derived from Coltec’s unaudited consolidated financial statements, which have not been included in this information statement. Total assets as of December 31, 2001 through 1997 have been reclassified to reflect the provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires assets and liabilities of discontinued operations to be shown separately rather than net.

           The historical consolidated financial information as of and for the three months ended March 31, 2002 and 2001 has been derived from, and should be read together with, Coltec’s unaudited condensed consolidated financial statements and the related notes, which are included elsewhere in this information statement. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the interim condensed consolidated financial statements. Interim results are not necessarily indicative of the results that can be expected for a full year.

           During the periods presented, Coltec effected a number of acquisitions and divestitures, some of which were significant. As a result, Coltec’s historical financial results for the periods presented may not be directly comparable. The information presented below should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	(Unaudited)
	Three Months
	Ended
	March 31,		Year Ended December 31,

	2002	2001	2001	2000	1999	1998	1997

	(dollars in millions)
STATEMENT OF INCOME DATA:
Sales	$166.9	$162.4	$628.3	$654.4	$665.7	$749.5	$725.1

Income (loss) from continuing operations	$(0.2)	$7.3	$6.6	$36.7	$(62.0)	$69.0	$37.9

BALANCE SHEET DATA:
Total assets	$1,549.0	$1,267.8	$1,474.5	$1,255.4	$1,207.9	$1,108.1	$994.4
Total debt	$314.8	$317.9	$314.9	$318.0	$326.5	$490.2	$704.9
Mandatorily redeemable convertible preferred securities of trust (TIDES)	$150.0	$149.8	$150.0	$149.3	$147.3	$145.3	—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

           You should read the following discussion in conjunction with Coltec’s audited consolidated financial statements and unaudited condensed consolidated financial statements, and the related notes, included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.

           The consolidated financial statements, which are discussed below, reflect the historical financial condition, results of operations and cash flows of Coltec, which will be our subsidiary at the time of the distribution. The financial information discussed below and included in this information statement, however, may not necessarily reflect what our financial condition, results of operations and cash flows would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.

           Unless otherwise noted, the following discussion pertains only to the EnPro business and does not pertain to Coltec’s aerospace business, which will be transferred to Goodrich prior to the distribution.

Overview

           We were incorporated under the laws of the state of North Carolina on January 11, 2002 as a wholly owned subsidiary of Goodrich. We have not commenced operations, only have nominal assets and liabilities and have no contingent liabilities or commitments. We will have no material assets, liabilities or activities as a separate corporate entity until the contribution to us by Goodrich of the industrial business described in this information statement, which is expected to occur prior to the distribution. Upon completion of the distribution we will be a leader in the design, development, manufacturing and marketing of well recognized, proprietary engineered industrial products that include sealing products, self-lubricating, non-rolling, metal polymer bearing products, air compressor systems and vacuum pumps and heavy-duty diesel and natural gas engines. We also design, manufacture and sell other engineered industrial products such as PTFE products and specialized tooling. We manufacture our products in 33 primary facilities located in nine countries in the Americas, Europe and Australia.

           Coltec operated as a stand-alone company prior to its acquisition by Goodrich in July 1999. On September 1, 2001, Coltec acquired Glacier. The results of Glacier’s operations have been included in the consolidated financial statements of Coltec since that date. The combination of the Coltec bearings business and Glacier created the largest manufacturer of self-lubricating, non-rolling, metal polymer bearings in the world. We believe that the Glacier acquisition will enable us to serve worldwide customers more effectively and create economies of scale in research and development and marketing.

           The following discusses Coltec’s consolidated results of operations and financial condition as it operated as a wholly owned subsidiary of Goodrich, including the adjustments and allocations necessary for a fair presentation of the business, as described in more detail in Note C to Coltec’s consolidated financial statements, included elsewhere in this information statement. The transfer of Coltec’s aerospace business to Goodrich represents the disposal of a segment under APB Opinion No. 30, or APB 30. Accordingly, Coltec’s aerospace business has been accounted for as a discontinued operation and the revenues, costs and expenses, assets and liabilities and cash flows have been segregated in Coltec’s historical consolidated financial statements included elsewhere in this information statement. Unless otherwise noted, the following discussion pertains only to Coltec’s continuing operations.

           We will enter into a distribution agreement and a number of ancillary agreements with Goodrich for the purpose of accomplishing the distribution. These agreements will govern the relationship between Goodrich and us subsequent to the distribution and provide for the allocation of employee benefits, taxes and other liabilities and obligations attributable to periods prior to the distribution. The ancillary agreements include a transition services agreement, an employee matters agreement and tax matters arrangements.

           As of March 31, 2002, Coltec had outstanding $150 million of TIDES, $300 million of Coltec Senior Notes, $12 million of industrial revenue bonds and $1 million of additional long-term debt. Prior to the distribution, Goodrich offered to exchange new Goodrich securities for the outstanding Coltec Senior

Notes. Goodrich acquired all $296.9 million of Coltec Senior Notes tendered pursuant to the offer. Coltec purchased all of these notes from Goodrich in exchange for a $201.9 million Coltec Debenture and $97.2 million in cash, after which such notes were cancelled. The cash portion of the purchase price was financed through an intercompany loan from Goodrich that has been assumed by Coltec’s aerospace business. The Coltec Debenture will be contributed by Goodrich to us and will remain an outstanding obligation of Coltec to us, which, for accounting purposes, will be eliminated upon consolidation in our consolidated financial statements going forward. The $3.1 million of Coltec Senior Notes that remain outstanding following completion of the exchange offer will remain obligations of Coltec after the distribution.

           All significant transactions among Coltec’s operations have been eliminated in its financial statements. Intercompany balances existing between Coltec and Goodrich or its subsidiaries, including the loan from Goodrich to Coltec to finance the purchase by Coltec of the Coltec Senior Notes will be assumed by Coltec’s aerospace business prior to the distribution and the transfer of the aerospace business to Goodrich. As a result, at the time of the distribution, there will be no intercompany balances outstanding between EnPro and Coltec and their subsidiaries, on the one hand, and Goodrich and its subsidiaries, on the other hand.

           The following discussion of Coltec’s consolidated results of operations does not necessarily include all the expenses that would have been incurred by Coltec had it been a separate, stand-alone entity and may not necessarily reflect what Coltec’s consolidated financial condition, results of operations and cash flows would have been had Coltec been a stand-alone entity during the periods presented or what our or Coltec’s consolidated financial condition, results of operations and cash flows may be in the future.

           We manage our business as two segments, a sealing products segment (sealing and PTFE products) and an engineered products segment (metal polymer bearings, air compressor systems, heavy-duty diesel and natural gas engines and specialized tooling), which encompass our primary product lines.

Outlook

           We believe that our businesses are fundamentally sound and that they should generate solid operating margins and cash flows. However, we do anticipate continued softness in most of the major markets that we serve during the first half of 2002, with a modest recovery taking hold during the second half of the year. Overall capacity utilization in the U.S. fell to 74% in 2001, the lowest level since 1983, and it has increased only slightly since then. Industrial production levels continue to be lower year-over-year. With this as a backdrop, our primary markets are facing increasingly competitive environments that are characterized by severe pricing pressure. In addition, we expect to incur incremental costs, over and above the levels historically incurred as part of Goodrich, related to becoming an independent public company. These factors will combine to put further downward pressure on our operating margins.

           In response to the market conditions outlined above, we have taken steps to reduce our cost base and improve our manufacturing productivity going forward. In that regard, we initiated a number of restructuring actions in late 2001 and early 2002 that will result in the reduction of headcount, the discontinuance of certain marginally profitable product lines and the closure or consolidation of some facilities. Based on the annualized savings growing out of these restructuring activities, the economic recovery anticipated during the second half of 2002 and the inclusion of Glacier’s results for the full year, we expect a modest increase in 2002 sales and operating income over 2001 results. We expect the first quarter of 2002 to be the weakest quarter of the year.

           The foregoing expectations are forward-looking statements that are subject to change, perhaps materially, as a result of factors identified under “Forward-Looking Statements” included elsewhere in this information statement.

Results of Operations

           The following table summarizes Coltec’s results of operations:

	(Unaudited)
	Three Months
	Ended
	March 31,		Year Ended December 31,

	2002	2001	2001	2000	1999

	(dollars in millions)
Sales
Sealing Products	$83.5	$96.4	$354.7	$391.1	$394.6
Engineered Products	83.4	66.0	273.6	263.3	271.1

Total sales	$166.9	$162.4	$628.3	$654.4	$665.7

Operating income
Sealing Products	$9.2	$15.7	$45.0	$67.5	$71.0
Engineered Products	6.7	8.8	22.2	46.8	52.6

Segment operating income	15.9	24.5	67.2	114.3	123.6
Corporate unallocated	(5.5)	(1.9)	(10.7)	(10.2)	(26.8)
Merger-related and consolidation costs	(.4)	—	(3.8)	(1.4)	(128.4)

Operating income (loss)	10.0	22.6	52.7	102.7	(31.6)
Interest expense, net	(6.8)	(6.8)	(26.4)	(27.1)	(35.9)
Other income (expense) — net	(.3)	(1.0)	(3.1)	(4.3)	3.1

Income (loss) before taxes and distributions on convertible preferred securities of trust (TIDES)	2.9	14.8	23.2	71.3	(64.4)
Income tax (expense) benefit	(1.1)	(5.5)	(8.7)	(26.7)	10.3
Distributions on convertible preferred securities of trust (TIDES)	(2.0)	(2.0)	(7.9)	(7.9)	(7.9)

Income (loss) from continuing operations	(0.2)	7.3	6.6	36.7	(62.0)
Income from discontinued operations — net of taxes	13.4	20.8	94.1	64.2	61.9

Net income (loss)	$13.2	$28.1	$100.7	$100.9	$(0.1)

The following discussion and analysis focuses on major changes and results from period to period.

First Three Months of 2002 as Compared to the First Three Months of 2001

Sales

           Sealing Products. Sales of $83.5 million in the first three months of 2002 were 13% lower than the $96.4 million in the first three months of 2001. The decrease is mainly attributable to lower volume in all major markets caused by continued weakness in U.S. capacity utilization and industrial production rates. Continued quarter-over-quarter declines in production levels have contributed to longer maintenance cycles in the process industries and lower equipment and heavy-duty truck and trailer production, which are important markets for our products.

           Engineered Products. Sales of $83.4 million in the first three months of 2002 were 26% higher than the $66.0 million in the first three months of 2001. The increase is due to the inclusion of sales in the first three months of 2002 from Glacier, which was acquired in September 2001. The additional Glacier sales were partially offset by lower sales of bearings in North America and air compressors. Sales of engines and tooling products were flat. Pricing pressure and weakness in key markets contributed to the decrease in North American bearing sales. Weak capital spending in the industrial manufacturing sector and foreign competition due to a strong U.S. dollar adversely affected sales of air compressors.

Segment Operating Income

           Sealing Products. Operating income decreased $6.5 million, or 41%, from $15.7 million in the first three months of 2001 to $9.2 million in the first three months of 2002. The decrease is attributable to lower volume, cost increases partially offset by savings from recent restructuring activities, and increased pension costs, which were partially offset by the elimination of goodwill amortization (approximately $770 thousand).

           Engineered Products. Operating income decreased $2.1 million, or 24%, from $8.8 million in the first three months of 2001 to $6.7 million in the first three months of 2002. Additional operating income from Glacier was offset mainly by lower volume, competitive pricing pressure, increased pension costs and inventory adjustments.

Corporate Unallocated Costs

           Corporate unallocated costs of $5.5 million in the first three months of 2002 increased $3.6 million over 2001 first quarter costs of $1.9 million. The increase was due to higher costs associated with managing and settling asbestos claims. The significant increase between the first three months of 2002 and the first three months of 2001 was due to the type of insurance policies applicable to two subsidiaries of Coltec, Garlock and Anchor, during the respective periods. During the first three months of 2002, the insurance available provided a lower level of legal cost reimbursements than during the first three months of 2001. Based on the level of legal costs expected during the remainder of the year, as well as the type of insurance policies applicable, the total charge to operations during 2002 is expected to be between $8 million and $9 million.

Merger-Related and Consolidation Costs

           Coltec incurred $0.4 million of consolidation costs during the first three months of 2002. Of this amount, $0.2 million was for building modifications for facility consolidations and $0.2 million was for equipment relocation.

           The merger-related and consolidation reserves were reduced by cash payments of $1.6 million during the first three months of 2002.

           No merger-related and consolidation costs were recorded during the first three months of 2001.

           See Note C to Coltec’s unaudited condensed consolidated financial statements included elsewhere in this information statement for additional discussion.

Other Income (Expense) — Net

           Other income (expense) — net decreased $0.7 million from $1.0 million in the first three months of 2001 to $0.3 million in the first three months of 2002 due to lower amortization of issuance costs related to the TIDES.

Income Tax Expense

           Coltec’s effective tax rate from continuing operations was 37.5% during the first three months of 2002 and 2001.

Income from Discontinued Operations

           Income from discontinued operations decreased $7.4 million, or 36%, from $20.8 million in the first three months of 2001 to $13.4 million in the first three months of 2002. The decrease was due to lower sales and operating income generated by Coltec’s aerospace business.

2001 Compared with 2000

Sales

           Sealing Products. Sales of $354.7 million in 2001 were 9% lower than the $391.1 million in 2000. The lower sales volumes were due to continued softness in all major markets, including chemical processing, heavy-duty truck and trailer assembly and pulp and paper production. The terrorist attacks on September 11,

2001 contributed further to the weakness in our major markets and caused a temporary drop in orders to varying degrees by product line and market in the fourth quarter. This event and its negative impact contributed to our decision to take certain restructuring measures discussed below. New truck and trailer production throughout 2001 was approximately half the levels of early 2000. In addition, capacity utilization in U.S. factories declined to levels well below the historical average in 2001 while U.S. industrial production has fallen nearly every month since mid-2000. These factors have contributed to a decrease in capital spending and delays in scheduled maintenance programs throughout the process industries.

           Engineered Products. Sales of $273.6 million in 2001 were 4% higher than the $263.3 million in 2000. Lower North American bearings sales in 2001 due, in part, to weak automotive markets and competitive pricing pressure were offset by the impact of the Glacier acquisition completed in September 2001 ($27.6 million). Weak automotive markets also negatively impacted sales of tooling products. Sales of diesel engines increased slightly due to increased shipments of commercial engines in the fourth quarter. Weak capital spending in the industrial manufacturing sector adversely affected sales of air compressors. This segment also experienced a decline in orders after September 11, 2001 as mentioned above.

Segment Operating Income

           Sealing Products. Operating income of $45.0 million in 2001 was 33% lower than the $67.5 million in 2000. The decline was principally attributable to lower sales volumes including lower sales volumes in some of our higher margin products. In addition, operating margins declined from 17.2% to 12.7% due to weaker pricing in certain market segments and an inability in the short term to reduce fixed costs at the same rate as sales declined. Increased expenses associated with the write-down of inventories and other assets, severance and labor costs not associated with a formal restructuring plan also contributed to reduced margins.

           Engineered Products. Operating income of $22.2 million in 2001 was 53% lower than the $46.8 million in 2000. In addition to the impact of lower sales volumes, operating margins declined from 17.8% in 2000 to 8.1% in 2001. Profitability of diesel engines declined due to a combination of reduced pricing in the commercial power generation market, increased warranty costs and the completion of a very profitable project in 2000. Lower sales volumes, competitive pricing pressures, wage and benefit cost increases and an inability in the short term to reduce fixed costs at the same rate as sales declined combined to reduce earnings in all other product lines as well.

Corporate Unallocated Costs

           Corporate unallocated costs increased $0.5 million, or 5%, from $10.2 million in 2000 to $10.7 million in 2001. The increase was mainly due to lower reimbursements of Garrison’s administrative costs from insurance carriers, which is dependent on the mix of insurance policies during a given period.

Merger-Related and Consolidation Costs

           Coltec incurred a total of $3.8 million of consolidation costs in 2001. Coltec incurred $2.4 million of personnel-related costs related to the termination of 170 positions of which approximately 90 were terminated by December 31, 2001, including early retirement medical continuation ($0.2 million) and pension continuation costs ($0.4 million) for 22 employees. Coltec also incurred $1.4 million for facility closures and asset write-downs.

           The merger-related and consolidation reserves were reduced by $2.0 million in 2001, of which $1.1 million represented cash payments. The remaining $0.9 million of reserve reductions represented asset impairment charges or reserves that were transferred to, and subsequently administered by, Goodrich.

           Coltec incurred $1.4 million of consolidation costs in 2000 consisting of $1.3 million of personnel-related costs associated with workforce reductions and $0.1 million related to an asset write-down. The merger-related and consolidation reserves were reduced by $7.5 million in 2000, of which $4.0 million represented cash payments. The remaining $3.5 million of reserve reductions represented the remaining reserves associated with Goodrich’s acquisition of Coltec, which were transferred to, and subsequently administered by, Goodrich.

           See Note E to Coltec’s consolidated financial statements included elsewhere in this information statement for additional discussion.

Net Interest Expense

           Net interest expense decreased by $0.7 million from $27.1 million in 2000 to $26.4 million in 2001. The decrease was primarily attributable to a $1.3 million reduction in interest expense related to the sale of certain trade accounts receivable.

Other Income (Expense) — Net

           Other income (expense) — net decreased $1.2 million or 28% from $4.3 million in 2000 to $3.1 million in 2001 due to lower amortization of issuance costs related to the TIDES. Issuance costs related to the TIDES were fully amortized in mid-2001.

Income Tax Expense

           Coltec’s effective tax rate from continuing operations was 37.5% in 2001 and 2000.

Income from Discontinued Operations

           Income from discontinued operations increased $29.9 million, or 47%, from $64.2 million in 2000 to $94.1 million in 2001. The increase was due to higher sales and operating income generated by Coltec’s aerospace business.

2000 Compared With 1999

Sales

           Sealing Products. Sales of $391.1 million in 2000 were down slightly (1%) from $394.6 million in 1999. The primary factor behind the decline was the industry-wide decline in heavy-duty truck and trailer production, a major market for this segment, in the second half of 2000. Sales to the process industries were flat.

           Engineered Products. Sales of $263.3 million declined in 2000 by 3% from $271.1 million in 1999. Revenue declines were experienced in all product lines except air compressors. The loss of significant customers accounted for a drop in bearings sales, while the completion of a large engine project in late 1999 accounted for a decrease in engines sales in 2000. Inventory reduction efforts and cutbacks in spending by the major automotive companies in late 2000 resulted in a revenue decline for tooling products. Compressor sales increased as a result of strong capital spending and a higher proportion of aftermarket sales.

Segment Operating Income

           Sealing Products. Operating income declined 5% from $71.0 million in 1999 to $67.5 million in 2000. The decline in heavy-duty truck and trailer volumes was partially offset by cost-saving programs involving both headcount reductions and raw materials. Overall operating margins decreased to 17.3% in 2000 from 18.0% in 1999.

           Engineered Products. Operating income decreased by 11% from $52.6 million in 1999 to $46.8 million in 2000. Strong volume gains accounted for improved profitability in compressor products. Lower sales volumes in other product lines were partially offset by cost reduction programs in a number of businesses.

Corporate Unallocated Costs

           Corporate unallocated costs decreased $16.6 million, or 61.9%, from $26.8 million in 1999 to $10.2 million in 2000. Prior to Goodrich’s acquisition of Coltec in 1999, Coltec operated as a separate public company with a separate corporate headquarters. Subsequent to Goodrich’s acquisition of Coltec, the majority of corporate costs were incurred by Goodrich and have not been reflected in Coltec’s financial statements unless allocated by Goodrich. Allocated costs from Goodrich are discussed in Note C to Coltec’s consolidated financial statements and are included in the operating income of the business, discussed above. The corporate unallocated costs reported in 2000 primarily represent non-reimbursable costs associated with managing and settling asbestos claims.

Merger-Related and Consolidation Costs

           During 2000, Coltec incurred $1.3 million of personnel related costs associated with workforce reductions and $0.1 million related to an asset write-down. The merger-related and consolidation reserves were reduced by $7.5 million during 2000, of which $4.0 million represented cash payments. The additional $3.5 million of reserve reductions represented the remaining reserves associated with the acquisition of Coltec by Goodrich, which were transferred to, and subsequently administered by, Goodrich.

           Coltec incurred $128.4 million of merger-related and consolidation costs in 1999:

•	Coltec incurred $68.4 million of personnel related costs in 1999. Personnel related costs associated with Goodrich’s acquisition of Coltec were $66.3 million, consisting of $61.8 million incurred under change-in-control provisions in employment agreements and $4.5 million in employee severance costs. Personnel related costs also include employee severance costs of $2.1 million for reductions at Coltec’s Garlock, France Compressor Products and Stemco operating units (approximately 125 positions);

•	$57.9 million of transaction costs; and

•	$2.1 million of asset write-down and facility consolidation costs.

           See Note E to Coltec’s consolidated financial statements included elsewhere in this information statement for additional discussion.

Net Interest Expense

           Net interest expense decreased by $8.8 million, or 24.5%, from $35.9 million in 1999 to $27.1 million in 2000. The reduction in interest expense was primarily a result of Coltec’s termination of its revolving credit facility following Goodrich’s acquisition of Coltec. Interest expense associated with this facility was $7.9 million in 1999.

Other Income (Expense) — Net

           Included within other income (expense) — net are gains and losses from the sale of businesses. Excluding a $5.0 million gain on the sale of a business in 1999, other income (expense) — net was expense of $4.3 million and $1.9 million in 2000 and 1999, respectively. The increase in costs between 1999 and 2000 was primarily attributable to increased earnings attributable to minority interests.

Income Tax Expense

           Coltec’s effective tax rate from continuing operations was 37.5% and 16.0% in 2000 and 1999, respectively. In 1999, Coltec accrued a tax benefit due to reported book losses. The benefit in 1999 was reduced mainly due to non-deductible merger-related costs.

Income from Discontinued Operations

           Income from discontinued operations increased $2.3 million, or 3.7%, from $61.9 million in 1999 to $64.2 million in 2000. Pre-tax income from discontinued operations in 2000 was approximately $5 million lower than in 1999. The decrease in pre-tax income from discontinued operations was offset by a reduction in the effective tax rate from 39% in 1999 to 34% in 2000. The higher rate in 1999 was a result of taxes attributable to Coltec’s foreign aerospace operations.

Liquidity and Capital Resources

Operating Cash Flows

           Operating activities provided cash of $24.8 million during the first three months of 2002 compared to a use of $19.3 million during the first three months of 2001. The cash provided by operating activities in the first three months of 2002 is mainly due to receiving a tax refund associated with prior tax years. Expenditures related to asbestos-related claims exceeded proceeds from asbestos-related insurance by $14.3 million and $17.8 million during the first three months of 2002 and 2001, respectively. For a further discussion of asbestos-related matters, see “ — Contingencies” below.

           Operating activities used $62.7 million, $114.8 million and $82.6 million of cash in 2001, 2000 and 1999, respectively. The use of cash in 2001 was attributable to the termination of a receivables securitization program ($30.5 million) and an increase in working capital and other non-current assets and liabilities, net. The use of cash in 2000 was attributable to a $113.7 million payment to the Internal Revenue Service for a disputed income tax assessment and the related accrued interest. Coltec is pursuing its judicial remedies for a refund of this payment. A reasonable estimate of the potential refund cannot be made at this time; accordingly, no receivable has been recorded. If Coltec receives a refund after the distribution, the refund will be remitted to Goodrich. The use of cash in 1999 was attributable to payments of $120.9 million for merger-related and consolidation costs, primarily related to payments in connection with Goodrich’s acquisition of Coltec. Also contributing to the trend in operating cash flows during these periods was the trend in asbestos litigation related payments and recoveries. In 2001, 2000 and 1999, asbestos-related expenditures exceeded proceeds from asbestos-related insurance by $74.8 million, $36.4 million and $19.3 million, respectively, as a result of the short-term aggressive settlement strategy implemented during 1999 and 2000, as described below under “— Contingencies.”

Investing Cash Flows

           Coltec used $14.3 million and $4.4 million of cash for investing activities during the first three months of 2002 and 2001, respectively. In March 2002, Coltec used $14.9 million to purchase call options on 2,865,744 shares of Goodrich common stock, which represents the total Goodrich shares required if all TIDES holders convert. For a further discussion of the TIDES, see “— Capital Resources” below. In February 2002, Coltec received a $4.8 million purchase price adjustment related to the Glacier acquisition.

           Coltec used $169.8 million, $13.8 million and $24.1 million in investing activities in 2001, 2000 and 1999, respectively. Coltec’s investing activities related solely to capital expenditures, with the exception of 2001 during which it used approximately $150 million to acquire Glacier. The reduction in capital expenditures between 1999 and 2000 reflects decisions made in response to the continued softness in the industrial markets.

Financing Cash Flows

           Financing activities provided cash of $29.3 million during the first three months of 2002 compared to $101.4 million in the first three months of 2001. The decrease in cash provided by financing activities was a result of lower net transfers from Goodrich.

           Financing activities provided $191.8 million and $74.3 million in 2001 and 1999, respectively, and used $54.5 million in 2000. Goodrich provided $203.3 million of cash in 2001 which was used for the Glacier acquisition and to fund operating cash requirements and capital expenditures. In 2000, cash was used to repay debt and was transferred to Goodrich. Goodrich provided $246.0 million of cash in 1999, which was used to reduce outstanding borrowings under Coltec’s revolving credit facility that was terminated in July 1999.

Discontinued Operations Cash Flow

           Cash used by discontinued operations was $35.7 million during the first three months of 2002 compared to $80.1 million in the first three months of 2001. The change resulted from lower operating cash flows (approximately $35 million) in the first three months of 2002, and repayment of approximately $80 million on a short-term revolving credit facility during the first three months of 2001 and no activity in this short-term facility in the first three months of 2002.

           Discontinued operations provided $44.6 million, $190.4 million and $25.7 million of cash in 2001, 2000 and 1999. The decrease in 2001 compared to 2000 was a result of lower operating cash flows ($13 million approximately), and repaying approximately $80 million on a short-term credit facility in 2001 compared to borrowing approximately $35 million against the same facility in 2000. The change in 2000 versus 1999 resulted from higher operating cash flows (approximately $100 million), cash of $15.4 million paid for an acquisition versus proceeds of $15.8 million from the sale of a business in 1999, and repayment of approximately $80 million on a short-term revolving credit facility in 1999.

Capital Resources

           In April 1998, Coltec Capital Trust, all of the common equity securities of which are owned by Coltec, placed with institutional investors $150 million of TIDES. In connection with the issuance of the TIDES, Coltec issued an equivalent aggregate principal amount of its TIDES Debentures, all of which were acquired by Coltec Capital Trust with the proceeds from the private placement of the TIDES. Coltec Capital Trust has essentially no other assets or liabilities other than the TIDES Debentures. Coltec and Goodrich have guaranteed certain payments with respect to the TIDES. Also, in April 1998, Coltec issued $300 million aggregate principal amount of the Coltec Senior Notes. In 1993, Coltec issued $12 million of industrial revenue bonds that mature in 2009. For more information about these securities, see “Description of Our Debt and Convertible Preferred Securities.”

           Coltec’s principal sources of liquidity are intercompany loans and contributions from Goodrich.

           Prior to the distribution, Goodrich offered to exchange new Goodrich securities for the outstanding Coltec Senior Notes. Goodrich acquired all $296.9 million of Coltec Senior Notes tendered pursuant to the offer. Coltec purchased all of these notes from Goodrich in exchange for a $201.9 million Coltec Debenture and $97.2 million in cash, after which such notes were cancelled. The cash portion of the purchase price was financed through an intercompany loan from Goodrich that has been assumed by Coltec’s aerospace business. The Coltec Debenture will be contributed by Goodrich to us and will remain an outstanding obligation of Coltec to us, which, for accounting purposes, will be eliminated upon consolidation in our consolidated financial statements going forward. The $3.1 million of Coltec Senior Notes that remain outstanding following completion of the exchange offer will remain obligations of Coltec after the distribution.

           Our primary U.S. operating subsidiaries have executed a credit agreement dated May 16, 2002 for a new senior secured revolving credit facility and we expect that the credit facility will become effective at the time we complete the distribution. The revolving credit facility will be secured by receivables, inventories, equipment, intellectual property, insurance receivables and all other personal property assets of EnPro and its U.S. subsidiaries and by a pledge of 65% of the capital stock of their direct foreign subsidiaries. The maximum available amount under the revolving credit facility will be $60 million and we anticipate that as of the date of the distribution the initial availability under this facility will be approximately $50 million. The senior credit facility will contain customary restrictions, covenants and events of default for financings of these types, including a limitation against the payment of dividends. We do not expect compliance with these restrictions and covenants to materially affect our operations. On the date of the distribution we expect that certain letters of credit will be issued under the facility in an aggregate amount of less than $2 million. We do not anticipate other borrowings under the facility for the foreseeable future.

           Prior to the distribution and the transfer of Coltec’s aerospace business to Goodrich, all intercompany balances outstanding between EnPro, Coltec and their subsidiaries, on the one hand, and Goodrich and its subsidiaries on the other hand, including the loan to finance the purchase by Coltec of Coltec Senior Notes surrendered by holders in the exchange offer, were assumed by Coltec’s aerospace business. As a result, at the time of the distribution, there will be no intercompany balances outstanding between EnPro, Coltec and their subsidiaries, on the one hand, and Goodrich and its subsidiaries, on the other hand.

           Our ability to make payments on and to refinance our indebtedness, including the debt retained or incurred pursuant to the new revolving credit facility as well as any future indebtedness, and to fund working capital, capital expenditures, asbestos claims against our subsidiaries and strategic acquisitions and investments, will depend on our ability to generate cash in the future from operations, financings and sales of assets.

           Our primary recurring cash needs will be working capital, capital expenditures, asbestos claims against our subsidiaries and debt service. We believe that our cash flow from operations, together with available borrowings under the new revolving credit facility, will be sufficient to meet our recurring cash needs during the next 12 months. Depending upon conditions in the capital markets and other factors, we will from time to time consider the issuance of debt or other securities, or other possible capital markets transactions, the proceeds of which could be used to refinance current indebtedness or for other corporate purposes. Our ability to raise capital through the issuance of additional equity is constrained as described later in this section. We cannot be certain that we will be successful in obtaining additional financing if needed or that, if obtained, any additional financing will be on terms favorable to us.

           Following the distribution and until April 15, 2028, each TIDES will be convertible, at the option of the holder, into a combination of 0.955248 of a share of Goodrich common stock and 0.1910496 of a share of EnPro common stock, subject to adjustment. Should the holders exercise their right to convert the TIDES, Coltec would be required to deliver shares of Goodrich and EnPro common stock to the holders as promptly as practicable after the conversion date and in connection therewith would be required to purchase shares of Goodrich common stock on the open market, directly from Goodrich or by exercising its call options on Goodrich common stock discussed below. Coltec may not have sufficient cash on hand or the ability to finance these transactions in the time period required by the TIDES agreements. Failure to honor conversion rights would be a default under those agreements.

           Further, the value of Goodrich and EnPro common stock may increase to the level where Coltec’s cost to acquire shares in a conversion could exceed, with no maximum, the aggregate liquidation value of the TIDES of $150 million. Coltec has purchased call options on 2,865,744 shares of Goodrich common stock with an exercise price of $52.34 per share, which represents the total Goodrich shares that would be required if all TIDES holders convert. The call options provide for either an adjustment to the exercise price or a cash payment, at Coltec’s option, if there is a change in the cash dividends paid on Goodrich common stock. On May 17, 2002 Goodrich announced that its board of directors approved a change to Goodrich’s quarterly dividend from 27.5 cents per share to 20 cents per share of common stock. Coltec’s management is evaluating the impact of the reduction in the dividend and has not decided which option it will elect. One-third of these call options expire in March 2005, and the remainder expire in March 2007. Until they expire, the call options provide protection against Coltec’s risk that the cash required to finance conversions of the TIDES would exceed the TIDES liquidation value. While Coltec has hedged its exposure to conversion costs in excess of the aggregate liquidation value of the TIDES as described earlier, we cannot assure you that Coltec will have the financial resources to redeem these securities or effectively hedge this exposure to potential conversion costs in excess of the aggregate liquidation value of the TIDES beyond the term of the call options.

           If we are unable to obtain the capital we require to implement our business strategy, or to obtain the capital we will require on acceptable terms or in a timely manner, we would attempt to take appropriate responsive actions to tailor our activities to our available financing, including making revisions to our business strategies to accommodate the reduced financing. Our ability to raise capital through the issuance of additional equity is constrained because it may cause the distribution to be taxable under Section 355(e) of the Internal Revenue Code and under the tax matters arrangements we would be required to indemnify Goodrich against that tax. For a discussion of Section 355(e), see “The Distribution — U.S. Federal Income Tax Consequences of the Distribution.”

Dividends

           The terms of Coltec’s senior secured revolving credit facility as well as the terms of the TIDES will impact directly or indirectly our ability to pay dividends. The senior secured revolving credit facility contains limitations on dividend payments. In connection with the TIDES, Coltec is entitled to withhold interest payments to Coltec Capital Trust for up to 20 quarters. If these interest payments are withheld, Coltec would be unable to pay dividends to EnPro, which would limit our ability to pay dividends to our shareholders during this period.

Off Balance Sheet Arrangements

          Lease Agreements

           We have several operating leases for real estate, equipment and vehicles. Operating lease arrangements are generally utilized to secure the use of assets from time to time if the terms and conditions of the lease or the nature of the asset makes the lease arrangement more favorable than a purchase. As of December 31, 2001, approximately $32 million of future minimum lease payments were outstanding under these agreements. See Note K of the accompanying consolidated financial statements for additional disclosure.

          Sale of Receivables

           At December 31, 2000, we had in place a trade receivables securitization program pursuant to which we could sell receivables up to a maximum of $95.0 million. Accounts receivable sold under this program as of December 31, 2000 were $81.5 million, of which $51 million were related to our discontinued operations and $30.5 million related to our continuing operations. In December 2001, this program was terminated. The termination of the program resulted in an increase of $30.5 million in our trade receivables, which is reflected in our accompanying consolidated balance sheets and consolidated statements of cash flows. We do not have any plans to enter into a new trade receivables securitization at this time, but our primary U.S. operating subsidiaries have executed a senior secured revolving credit facility as discussed in “— Liquidity and Capital Resources — Capital Resources.”

Contingencies

General

           There are pending or threatened against Coltec or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, which seek remedies or damages. Coltec believes that any liability that may finally be determined with respect to commercial and non-asbestos product liability claims should not have a material effect on Coltec’s consolidated financial condition, results of operations and cash flows. From time to time, Coltec and its subsidiaries are also involved as plaintiffs in legal proceedings involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

Environmental

           Our facilities and operations are subject to federal, state and local environmental and occupational health and safety requirements of the U.S. and foreign countries. We take a proactive approach in addressing the applicability of all environmental, health and safety laws as they relate to our manufacturing operations and in proposing and implementing any remedial plans that may be necessary. We believe that Coltec and its subsidiaries are in material compliance with all currently applicable regulations.

           Coltec or one of its subsidiaries has been notified that it is among the potentially responsible parties under environmental laws for the cost of investigating and, in some cases, remediating contamination by hazardous materials at 17 sites at which the costs to it at each site are expected to exceed $100 thousand. The majority of these sites relate to remediation projects at former operating facilities that have been sold or closed and primarily deal with soil and groundwater remediation. Investigations have been completed for 14 sites and are in progress at three sites. The laws governing investigation and remediation of these sites can impose joint and several liability for the associated costs. Liability for these costs can be imposed on present and former owners or operators of the properties or on parties that generated the wastes that contributed to the contamination. Coltec’s policy is to accrue environmental investigation and remediation costs when it is both probable that a liability has been incurred and the amount can be reasonably estimated. The measurement of the liability is based on an evaluation of currently available facts with respect to each individual situation and takes into consideration factors such as existing technology, presently enacted laws and regulations and prior experience in remediation of contaminated sites. Accruals are provided for all sites based on the factors discussed above. As assessments and remediation progress at individual sites, these liabilities are reviewed periodically and adjusted to reflect additional technical data and legal information.

           At our operating facilities we initiate corrective and preventive environmental projects in an effort to ensure safe and lawful operations at our facilities. We also conduct comprehensive compliance and management system audits at our facilities to maintain compliance and improve operational efficiency. We believe that maintaining compliance with current governmental regulations and capital expenditures associated therewith will not have a material adverse effect on our results of operations or competitive position.

           As of March 31, 2002, Coltec had an accrued liability of $26.5 million for expenditures relating to environmental contingencies. Although Coltec is pursuing insurance recovery in connection with certain of the underlying matters, no receivable has been recorded with respect to any potential recovery of costs in connection with any environmental matter.

           Actual costs to be incurred for identified situations in future periods may vary from estimates because of the inherent uncertainties in evaluating environmental exposures due to unknown conditions, changing government regulations and legal standards regarding liability. Subject to the imprecision in estimating future environmental costs, we believe that maintaining compliance with current environmental laws and government regulations will not require significant capital expenditures or have a material adverse effect on our financial condition, results of operations and cash flows.

           In connection with the distribution, we have undertaken a review of Coltec’s strategies for managing its environmental liabilities, including its litigation and settlement strategies. Changes in strategy resulting from this review could result in adjustments to our accruals for environmental matters. The amounts of any such adjustments are not likely to have a material adverse effect on our financial condition or cash flows, but could be material to our results of operations in a particular period.

Other Contingent Liability Matters

           Coltec has contingent liabilities related to discontinued operations of its predecessors for which it retained liability or is obligated under indemnity agreements. These contingent liabilities include potential product liability and associated claims related to Coltec’s former Colt Firearms subsidiary for firearms manufactured prior to 1990 and related to Coltec’s former Central Maloney subsidiary for electrical transformers manufactured prior to 1994. There are currently no claims pending against Coltec related to these former subsidiaries. However, such claims could arise in the future. Coltec also has ongoing obligations with regard to workers compensation, retiree medical and other retiree benefit matters associated with discontinued operations that relate to Coltec’s periods of ownership of those operations. In the second quarter of 2002 Coltec paid approximately $8 million to satisfy a judgment in a lawsuit arising under the Coal Industry Retiree Health Benefit Act of 1992. Coltec is also currently involved in court proceedings related to the closure of a Crucible plant in Pennsylvania prior to 1985. The court proceedings may be finalized in 2002. While we anticipate a payment in satisfaction of the related judgment in late 2002 or 2003, such payment could have a material adverse effect on our cash flows in the period in which it is paid.

Asbestos

           Garlock and Anchor. Two subsidiaries of Coltec, Garlock and Anchor, have been among a number of defendants (typically 15 to 40) in actions filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. Among the products at issue in those actions are industrial sealing products, predominantly gaskets, manufactured and/or sold by Garlock or Anchor. The damages claimed vary from action to action and in some cases plaintiffs seek both compensatory and punitive damages. To date, neither Garlock nor Anchor has been required to pay any punitive damage awards, although we cannot assure you that they will not be required to do so in the future. Liability for compensatory damages has historically been allocated among all responsible defendants, thus limiting the potential monetary impact of a particular judgment or settlement on any individual defendant.

           We believe that Garlock and Anchor are in a favorable position compared to many other asbestos defendants because, among other things, the asbestos-containing products sold by Garlock and Anchor are encapsulated, which means the asbestos fibers are incorporated into the product during the manufacturing process and sealed in a binder. They are also nonfriable, which means they cannot be crumbled by hand pressure. The Occupational Safety and Health Administration, which began generally requiring warnings on asbestos-containing products in 1972, has never required that a warning be placed on products such as our gaskets. Notwithstanding that no warning label has been required, Garlock included one on all of its asbestos-containing products beginning in 1978. Further, gaskets such as those previously manufactured and sold by Garlock are one of the few asbestos-containing products permitted to be manufactured under regulations of the Environmental Protection Agency. Since the mid-1980s, U.S. sales of asbestos-containing industrial sealing products have not been a material part of Garlock’s sales and those sales have been predominantly to sophisticated purchasers such as the U.S. Navy and large petrochemical facilities. These purchasers generally have extensive health and safety procedures and are familiar with the risks associated with the use and handling of industrial sealing products that contain asbestos. Garlock discontinued distributing asbestos-containing products in the U.S. during 2000 and worldwide in mid-2001.

           Garlock settles and disposes of actions on a regular basis. In addition, some actions are disposed of at trial. Garlock’s historical settlement strategy has been to try to match the timing of payments with recoveries received from insurance. However, in 1999 and 2000, Garlock implemented a short-term aggressive settlement strategy. The purpose of this short-term strategy was to achieve a permanent reduction in the number of overall asbestos claims through the settlement of a larger than normal number of claims, including some claims not yet filed as lawsuits. Garlock believes that these settlements were at a lower overall cost to Garlock than would eventually have been paid even though the timing of payment was accelerated. Mainly due to this short-term aggressive settlement strategy and because settlements are made over a period of time, the settlement amounts paid in 2001, 2000 and 1999 increased over prior periods. In 2001, Garlock resumed its historical settlement strategy. However, because of commitments made in 1999 and 2000 that will be paid over a number of years, we expect that the settlement amounts that will be paid in 2002 will be affected by the short-term strategy.

           Settlements are generally made on a group basis with payments made to individual claimants over a period of one to four years and are made without any admission of liability. Settlement amounts vary depending upon a number of factors, including the jurisdiction where the action was brought, the nature of the disease alleged, the occupation of the plaintiff, the presence or absence of other possible causes of the plaintiff’s alleged illness, the availability of legal defenses, such as the statute of limitations, and whether the action is an individual one or part of a group. Garlock’s allocable portion of the total settlement amount for an action typically ranges from 1% to 2% of the total amount.

           Before any payment on a settled claim is made, the claimant is required to submit a medical report acceptable to Garlock substantiating the asbestos-related illness and meeting specific criteria of disability. In addition, sworn testimony that the claimant worked with or around Garlock asbestos-containing products is required. Generally, the claimant is also required to sign a full and unconditional release of Garlock, its subsidiaries, parent, officers, directors, affiliates and related parties from any liability for asbestos-related injuries or claims.

           When a settlement demand is not reasonable given the totality of the circumstances, Garlock generally will try the case. Garlock has been successful in winning a substantial majority of the cases it has tried to verdict. Garlock’s share of adverse verdicts in these cases in the first three months of 2002, and in the years 2001, 2000 and 1999 totaled less than $7 million in the aggregate, and some of those verdicts are on appeal.

           Anchor is an inactive and insolvent subsidiary of Coltec. The insurance coverage available to it is fully committed. Anchor continues to pay settlement amounts covered by its insurance but has not committed to settle any further actions since 1998. As cases reach the trial stage, Anchor is typically dismissed without payment.

           The insurance coverage available to Garlock is substantial. As of March 31, 2002, Garlock had available $987 million of insurance coverage from carriers that we believe to be solvent. Of that amount, $128 million is allocated to claims that have been paid by Garlock and submitted to its insurance companies for reimbursement and $144 million has been committed to claim settlements not yet paid by Garlock. Thus, at March 31, 2002, $715 million remained available for coverage of future claims. Insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. Garlock and Anchor continue to be named as defendants in new actions, a few of which allege initial exposure after July 1, 1984. To date, no payments with respect to these claims, pursuant to a settlement or otherwise, have been made. In addition, Garlock and Anchor believe that they have substantial defenses to these claims and therefore automatically reject them for settlement. However, we cannot assure you that any or all of these defenses will be successful in the future.

           Arrangements with Garlock’s insurance carriers limit the amount that can be received by it in any one year. The amount of insurance available to cover claims paid by Garlock currently is limited to $80 million per year and reimbursements of legal fees. Similar amounts were limited to $80 million per year in 2001 and 2000 and $60 million in 1999. This limit automatically increases by 8% every three years. Amounts paid by Garlock in excess of this annual limit that would otherwise be recoverable from insurance may be collected from the insurance companies in subsequent years so long as insurance is available but subject to the annual limit in each subsequent year. As a result, Garlock is required to pay out of its own cash any amounts paid to settle or dispose of asbestos-related claims in excess of the annual limit and collect these amounts from its insurance carriers in subsequent years. Various options, such as raising the annual limit, are being pursued to ensure as close a match as possible between payments by Garlock and recoveries received from insurance. We cannot assure you that Garlock will be successful as to any or all of these options.

           In accordance with internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions against Garlock and Anchor have progressed to a stage where the cost to dispose of these actions can reasonably be estimated. These actions are classified as actions in advanced stages and are included in the table as such below. With respect to outstanding actions against Garlock and Anchor that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included in the table below for such claims.

           We record an accrual for liabilities related to Garlock and Anchor asbestos-related matters that are deemed probable and can be reasonably estimated, which consist of settled claims and actions in advanced stages of processing. We also record an asset equal to the amount of those liabilities that is expected to be recovered by insurance. A table is provided below depicting quantitatively the items discussed above.

	Three Months Ended
	March 31,		Year Ended December 31,

	2002	2001	2001	2000	1999

(number of cases)
New Actions Filed During the Period(1)	7,400	9,500	37,600	36,200	30,200
Actions in Advanced Stages at Period-End	7,000	3,200	2,500	5,800	8,300
Open Actions at Period-End	98,500	85,200	95,400	96,300	96,000

(dollars in millions at period-end)
Estimated Liability for Settled Claims and Actions in Advanced Stages of Processing(2)	$204.8	$208.2	$170.9	$231.2	$163.1
Estimated Amounts Recoverable From Insurance(2)(3)	$337.2	$278.6	$293.7	$285.7	$188.2

(dollars in millions)
Payments(2)	$35.6	$42.9	$162.7	$119.7	$84.5
Insurance Recoveries(2)	21.3	25.1	87.9	83.3	65.2

Net Cash Flow(3)	$(14.3)	$(17.8)	$(74.8)	$(36.4)	$(19.3)

(1)	Consists only of actions actually filed with a court of competent jurisdiction. To the extent that a particular action names both Garlock and Anchor as defendants, for purposes of this table the action is treated as a single action.

(2)	Includes amounts with respect to all claims settled, whether or not an action has actually been filed with a court of competent jurisdiction, claims which have been dismissed or tried and claims otherwise closed during the period.

(3)	Payments made during the period for which Garlock does not receive a corresponding insurance recovery due to the annual limit imposed under Garlock’s insurance policies will be recovered in future periods to the extent insurance is available. When estimating the amounts recoverable, Garlock only includes insurance coverage available from carriers believed to be solvent.

           As shown in the table above, the number of new actions filed during 2001 increased slightly over 2000, while the number of new actions filed during 2000 increased significantly over 1999. We believe these increases represent an acceleration of claims from future periods mostly attributable to bankruptcies of other asbestos defendants. The acceleration of claims may have the impact of accelerating the associated settlement payments. This trend appears to have moderated in 2002 and we believe the number of new actions will decrease in future years due, in part, to the previously-described acceleration of future claims and because the largest asbestos exposures occurred prior to the mid-1970s. However, we cannot assure you that the number of new claims filed will not remain at current levels or increase in future years.

           Garlock and Anchor recorded charges to operations amounting to approximately $5 million and $2 million during the first three months of 2002 and 2001, respectively, and approximately $8.0 million in each of 2001, 2000 and 1999, representing payments and related expenditures made during the periods which are not recoverable at all under insurance, whether in the present period or in future periods. The significant increase between the first quarter of 2002 and the first quarter of 2001 was due to the type of insurance policies applicable to Garlock and Anchor claims during the respective periods. During the first quarter of 2002, the applicable insurance policies provided a lower level of legal cost reimbursements than during the first quarter of 2001. Based on the level of legal costs expected during the remainder of the year, as well as the applicable type of insurance policies, the total charge to operations during 2002 is expected to be between $8 million and $9 million.

           Garlock and Anchor paid $14.3 million and $17.8 million during the first three months of 2002 and 2001, respectively, and $74.8 million, $36.4 million and $19.3 million for the defense and disposition of asbestos-related actions, net of amounts received from insurance carriers, during 2001, 2000 and 1999, respectively. The amount of payments in 2001 was consistent with the expectation that payments during 2001 would be higher than in 2000 and 1999. During 2001, Garlock was able to negotiate the receipt of $10 million from one of its excess insurance carriers. Garlock was able to securitize this cash flow stream during the third quarter of 2001 and we have reflected the cash received ($9.9 million) in the amounts presented above.

           Considering the foregoing, as well as the experience of Coltec’s subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, recent bankruptcies of other defendants, legislative efforts and given the substantial amount of insurance coverage that Garlock expects to be available from its solvent carriers, we believe that pending actions against Garlock and Anchor are not likely to have a material adverse effect on our financial condition, but could be material to our results of operations or cash flows in a given period. However, because of the uncertainty as to the number and timing of potential future actions, as well as the amount that will have to be paid to settle or satisfy any such actions in the future, we cannot assure you that those future actions will not have a material adverse effect on our financial condition, results of operations and cash flows.

           Other. Some of our subsidiaries (other than Garlock and Anchor) have also been named as defendants in various actions by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. The number of claims to date has not been significant and we have substantial insurance coverage available to us. Based on the above, we believe that these pending and reasonably anticipated future actions are not likely to have a material adverse effect on our financial condition, results of operations and cash flows and are therefore not discussed above.

           Garlock, Anchor and some of our other subsidiaries are also defendants in other asbestos-related lawsuits or claims involving maritime workers, medical monitoring claimants and co-defendants. Based on our past experience, we believe that these categories of claims are not likely to have a material adverse effect on our financial condition, results of operations and cash flows and are therefore not discussed above.

Transition to the Euro

           Coltec successfully addressed the many areas involved with the introduction of the Euro on January 1, 2002, including information technology, business and finance systems, as well as the impact on the pricing and distribution of the Company’s products.

           The effect of the introduction of the Euro, as well as any related costs of conversion, did not have a material impact on Coltec’s financial condition, results of operations or cash flows.

New Accounting Standards

           Effective July 1, 2001, Coltec adopted the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) applicable to business combinations completed after June 30, 2001. Effective January 1, 2002, additional provisions of SFAS 142, relating to business combinations completed prior to June 30, 2001 became effective and were adopted by Coltec. Under the provisions of the standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Indefinite lived intangible assets and goodwill are subject to annual impairment testing using the guidance and criteria described in the standard. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. In the second quarter of 2002, Coltec will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets. Any impairment charge resulting from these transitional impairment tests would be reflected as the cumulative effect of a change in accounting principle. Coltec has not yet determined what the effect of these tests will be on its financial position or results of operations. As of March 31, 2002, Coltec has recognized no impairment of goodwill, but there can be no assurance that future goodwill impairments will not occur.

           In June 2001, the FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations,” or SFAS 143. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Coltec has not yet determined what the effect of SFAS 143 will be on its consolidated financial condition or results of operations.

           In October 2001, the FASB issued Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS 144. SFAS 144 supersedes FASB Statement No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” or SFAS 121; however, it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be “held and used.” In addition, SFAS 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sale (e.g. abandoned) be classified as “held and used” until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as “held for sale.” Coltec adopted SFAS 144 as of January 1, 2002. The adoption of SFAS 144 did not have a material impact on Coltec’s consolidated financial condition or results of operations.

           In April 2002, the FASB issued Statement No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” or SFAS 145. SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002, for transactions occurring after May 15, 2002, and for financial statements issued on or after May 15, 2002, as applicable to each of its various sections. Coltec has not yet determined what the effect of SFAS 145 will be on its consolidated financial condition or results of operations.

Critical Accounting Policies

           Coltec’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Coltec to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Coltec evaluates its estimates, including those related to product returns, bad debts, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations, restructuring, pensions and other post-retirement benefits, and contingencies and litigation. Coltec bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

           Coltec believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

           Revenue is recognized at the time products are shipped, or services are rendered.

Asbestos

           Coltec records an accrual for asbestos-related matters that are deemed probable and can be reasonably estimated, which consist of settled claims and actions in advanced stages of processing. Coltec also records an asset equal to the amount of this liability that is expected to be recovered from insurance.

           In accordance with internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions progress to a stage where the cost to dispose of these actions can be reasonably estimated. These actions are classified as actions in advanced stages. With respect to outstanding actions that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included for such claims. See “— Contingencies — Asbestos”, Note H of the accompanying condensed consolidated financial statements and Note V of the accompanying consolidated financial statements for additional discussion of asbestos matters.

TIDES and Derivative Instruments and Hedging Activities

           Following the distribution and until February 15, 2028, each TIDES will be convertible, at the option of the holder, into a combination of 0.955248 of a share of Goodrich common stock and 0.1910496 of a share of EnPro common stock, subject to adjustment. Upon the adoption of Statement of Financial Accounting Standards No. 133, Coltec elected not to apply the provisions of the statement to embedded derivatives existing before January 1, 1999 as permitted by the transition provisions of the statement. As a result, the feature of the TIDES that allows them to be converted into Goodrich common stock will not be accounted for separately as a derivative. Coltec purchased call options on 2,865,744 shares of Goodrich common stock, with an exercise price of $52.34 per share, which represents the total Goodrich shares that would be required if all TIDES holders convert. The call options provide for either an adjustment to the exercise price or a cash payment, at Coltec’s option, if there is a change in the cash dividends paid on Goodrich common stock. One-third of these call options expire in March 2005, and the remainder expire in March 2007. Until they expire, the call options provide protection against Coltec’s risk that the cash required to finance conversions of the TIDES would exceed the TIDES liquidation value.

           The call options are a derivative instrument and are carried at fair value in our balance sheet with changes in the fair value reflected currently in our earnings as other income (expense) — net. Such changes may have a material effect on our financial condition or results of operations in a given period, but will not result in any current cash obligation to Coltec. If the call options expire unexercised and the market price of Goodrich common stock at that time is less than the exercise price per share, then the cumulative net charges to earnings for the call options for financial reporting purposes will be limited to the original cost.

Quantitative and Qualitative Disclosures about Market Risk

           We are exposed to certain market risks as part of our ongoing business operations, including risks from changes in interest rates and foreign currency exchange rates, that could impact our financial condition, results of operations and cash flows. Goodrich historically has managed these types of risks on our behalf as part of its company-wide management of market risks. We plan to manage our exposure to these and other market risks through regular operating and financing activities, and on a limited basis, through the use of derivative financial instruments. We intend to use such derivative financial instruments as risk management tools and not for speculative investment purposes.

Interest Rate Risk

           We are exposed to interest rate risk as a result of our outstanding debt obligations. We expect that our interest rate risk profile will change substantially as a result of changes in the nature and amount of our indebtedness made in connection with the distribution.

           The table below provides information about Coltec’s debt obligations as of December 31, 2001. The table represents principal cash flows and related weighted average interest rates by expected (contractual) maturity dates. There have been no significant changes to the information below as of March 31, 2002.

Expected Maturity Date

(dollars in millions)

								Fair
	2002	2003	2004	2005	2006	Thereafter	Total	Value

Debt
Fixed Rate	$1.6	$0.4	$0.3	$0.2	$0.0	$312.1	$314.6	$330.0
Average Interest Rate	1.2%	3.3%	3.3%	3.0%	3.0%	7.5%	7.4%

Foreign Currency Risk

           We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of our foreign subsidiaries, intercompany loans with foreign subsidiaries and transactions denominated in foreign currencies. Our objective is to minimize our exposure to these risks through our normal operating activities and, where appropriate, through foreign currency forward contracts. In 2001, approximately 30% of our total sales consisted of sales outside the United States, with approximately 20% of total sales denominated in currencies other than the United States dollar. At December 31, 2001, we had no outstanding foreign currency forward contracts. There have been no significant changes to the information above as of March 31, 2002.

Risk Due to Convertibility of TIDES

           Following the distribution and until April 15, 2028, each TIDES will be convertible, at the option of the holder, into a combination of 0.955248 of a share of Goodrich common stock and 0.1910496 of a share of EnPro common stock, subject to adjustment. Should the holders exercise their right to convert the TIDES, Coltec would be required to deliver shares of Goodrich and EnPro common stock to the holders as promptly as practicable on or after the conversion date and in connection therewith would be required to purchase shares of Goodrich common stock on the open market, directly from Goodrich or by exercising its call options on Goodrich common stock discussed below. Coltec may not have sufficient cash on hand or the ability to finance these transactions in the time period required by the agreements relating to the TIDES. Failure to honor conversion rights would be a default under the TIDES agreements.

           Further, the value of Goodrich and EnPro common stock may increase to the level where Coltec’s cost to acquire shares in a conversion could exceed, with no maximum, the aggregate liquidation value of the TIDES of $150 million. Coltec has purchased call options on 2,865,744 shares of Goodrich common stock, with an exercise price of $52.34 per share, which represents the total Goodrich shares that would be required if all TIDES holders convert. The call options provide for either an adjustment to the exercise price or a cash payment, at Coltec’s option, if there is a change in the cash dividends paid on Goodrich common stock. On May 17, 2002 Goodrich announced that its board of directors approved a change to Goodrich’s quarterly dividend from 27.5 cents per share to 20 cents per share of common stock. Coltec’s management is evaluating the impact of the reduction in the dividend and has not decided which option it will elect. One-third of these call options expire in March 2005, and the remainder expire in March 2007. Until they expire, the call options provide protection against Coltec’s risk that the cash required to finance conversions of the TIDES would exceed the TIDES liquidation value. While Coltec has hedged its exposure to conversion costs in excess of the aggregate liquidation value of the TIDES as described earlier, we cannot be certain that Coltec will have the financial resources to redeem these securities or effectively hedge this exposure to potential conversion costs in excess of the aggregate liquidation value of the TIDES beyond the term of the call options.

           The feature of the TIDES that allows them to be converted into Goodrich common stock will not be accounted for separately as a derivative. The call options are a derivative instrument and are carried at fair value in our balance sheet with changes in the fair value reflected currently in our earnings as other income (expense) — net. Such changes may have a material effect on our financial condition or results of operations in a given period, but will not result in any current cash obligation to Coltec. If the call options expire unexercised and the market price of Goodrich common stock at that time is less than the exercise price per share, then the cumulative net charges to earnings for the call options for financial reporting purposes will be limited to the original cost.

THE ENPRO BUSINESS

Overview

           We are a leader in the design, development, manufacturing and marketing of proprietary engineered industrial products, including sealing products, self-lubricating, non-rolling, metal polymer bearing products, air compressor systems and vacuum pumps and heavy-duty diesel and natural gas engines. We also design, manufacture and sell other engineered industrial products such as PTFE products and specialized tooling. We have 33 primary manufacturing facilities located in nine countries in the Americas, Europe and Australia. We sell our products through approximately 2,600 independent agents and distributors worldwide and we have over 200 internal sales managers and representatives. These sales managers and representatives are complemented by teams of highly experienced engineers. In 2001 on a pro forma basis, we had revenues of $696.4 million, operating income of $54.0 million and net income of $9.9 million.

           We sell our products to approximately 50,000 customers worldwide and are diversified both by industry served and geographically. In 2001, no single customer accounted for more than 2% of our revenues. Management estimates that our percentages of revenues by industry are chemical and petrochemical 28%, automotive and heavy-duty vehicle 19%, utility 13%, marine 8%, other transportation 5% and general and other industries 27%. Management estimates that our percentages of revenues by geographic region are North America 71%, Europe 24% and the rest of the world 5%. Management estimates that we derived approximately 62% of our revenues in 2001 from our aftermarket, or parts and services, sales.

           Our net sales by geographic region in 2001, 2000 and 1999 are as follows:

	2001	2000	1999

	(dollars in millions)
Geographic Areas Net Sales
United States	$438.4	$480.0	$496.2
Canada	43.1	41.7	44.6
Europe	91.4	48.5	67.3
Other Foreign	55.4	84.2	57.6

Total	$628.3	$654.4	$665.7

Business Strengths

           Market Leader. We are a leading supplier of engineered industrial products and services in each of our major product categories and we hold leading market shares in the product categories that generate a majority of our revenues. In addition, we believe that our global presence provides us with the ability to effectively serve our global customers, particularly as many of those customers undergo global consolidation themselves and consolidate business among a few preferred suppliers.

           Comprehensive Product Offerings and Leading Brand Names. We offer one of the most comprehensive ranges of products and services in our key product categories. For example, in our sealing and polymer bearing product lines, we have over 300,000 and 20,000 stock keeping units, or SKUs, respectively, which we believe are the broadest product lines in their respective industries. Many of our products are sold under leading brand names, including Garlock, Glacier Garlock, Quincy, Stemco and Fairbanks Morse. We believe that our products are widely recognized for industry leading performance and service. Our leading brand names, which are built upon our products’ long-standing reputation for reliability and durability, allow us to achieve premium pricing and have made us a preferred supplier among our over 2,600 independent agents and distributors.

           We have also developed a number of new products, new applications for existing products and proprietary manufacturing processes that provide us with a competitive advantage. In 2001, new products introduced during the past five years accounted for approximately 15% of our total sales. We intend to continue our efforts to develop innovative sealing and other industrial products and manufacturing processes to better serve our customers and increase margins.

           Recurring Revenues From Aftermarket Sales and Installed Equipment Base. We have strong aftermarket sales, which management estimates represented 62% of our revenues in 2001. Sales to the aftermarket tend to be recurring and are generally less cyclical and generate higher margins than sales to OEMs. For example, many of the industries that use our sealing products do so in high-temperature and highly corrosive environments, requiring constant maintenance, repair and replacement of parts. As a result of the proven reliability and durability of our products, we believe that our customers are less likely to look to other manufacturers for aftermarket products and services. In addition, the cost of many of our sealing and bearing products is low, especially compared to the very high cost of failure of a product in a critical application. We also have a large, installed base of air compressors and engines that routinely need replacement parts and service. Many of the applications for which our key products are used have long life cycles and require durable components.

           Extensive and Diverse Customer Base. We sell our products to approximately 50,000 customers worldwide that operate in a wide range of industries. In 2001, no single customer accounted for more than 2% of our revenues and our largest 25 customers accounted for less than 19% of those revenues. Management estimates that our percentages of revenues by industry are chemical and petrochemical 28%, automotive and heavy-duty vehicle 19%, utility 13%, marine 8%, other transportation 5% and general and other industries 27%. Representative end users of our products include companies such as The Dow Chemical Company, ChevronTexaco Corporation, BASF Corporation, General Electric Company, E.I. du Pont de Nemours and Company, Emerson Electric Co., United Parcel Service, Inc., Applied Materials, Inc. and the U.S. Navy. Management estimates that our percentages of revenues by geographic region are North America 71%, Europe 24% and the rest of the world 5%. This diversified customer base provides a stable source of revenue and helps reduce our exposure to the volatility and economic cycles in a particular industry or geographic region.

           Superior Distribution System and Customer Service. Our business requires us to deliver a complex product mix to a diverse customer base. We sell our products to over 2,600 independent agents and distributors worldwide and we have over 200 internal sales managers and representatives. These sales managers and representatives are complemented by teams of highly experienced engineers specialized in each of our product lines. Our sales and technical staff work closely with customers to identify specific needs and develop innovative solutions. We believe that this distribution network, combined with our global manufacturing capabilities, allows us to offer superior customer service through customized solutions, excellent on-time order fill rates, shorter order turn-around times and responsive customer service centers.

           Experienced Management Team. Our senior management team has substantial experience in the management of public industrial companies, the acquisition and integration of businesses, supply chain management and lean manufacturing techniques, as well as effective management of asbestos claims and insurance assets.

Business Strategy

           Our strategic objectives are to develop and maintain leading positions for our products while improving margins through cost efficiencies, technological innovation, new product introduction, product differentiation and superior quality and service. In pursuing these objectives, we intend to continue to:

           Expand Our Product Offerings and Customer Base. We intend to continue to focus on innovative product offerings as well as to expand into new markets and industries. Our efforts to date have been focused on developing and introducing innovative products that offer superior performance or differentiating qualities. Our efforts going forward will also be focused on developing new products and applications for industries that we currently do not serve. We also plan to expand the global scope of our operations through a mix of joint ventures and product development, expanding our international sales force and distribution capabilities as well as our global manufacturing presence. We believe that enhanced global manufacturing capabilities will reduce relative fixed and variable costs, make our products more cost competitive and allow us to take advantage of opportunities as our customers expand globally and consolidate their business among a few preferred suppliers. Our longer term strategy may also include selective acquisitions to broaden the products and services we offer and to expand our customer base.

           Lower Costs and Increase Operational Efficiency. In 2001, we lowered our annualized operating costs by approximately $12 million. Some of our cost reduction initiatives include the continued rationalization of facilities and personnel within each of our operations and the establishment of manufacturing operations in lower cost regions such as Central and South America and Eastern Europe. We plan to continue to lower production costs and be more cost competitive without sacrificing quality by focusing and capitalizing on the best practices of each of our operations. We plan to continue to increase our operational efficiency by implementing lean manufacturing techniques such as optimization of workflow, investing in upgraded manufacturing technologies and computer numerically controlled, or CNC, equipment. A number of productivity initiatives designed to reduce lead times, curtail scrap and enhance throughput have already been implemented. These initiatives have, among other things, improved inventories management, such as at our Longview, Texas manufacturing facility, where we reduced inventories by 50% over five years, improving our return on capital investment and reducing our need for warehouse space. We are in the process of implementing similar and other initiatives at many of our facilities. In addition, we have implemented new enterprise reporting systems in many of our facilities. These new systems are enhancing shop floor reporting, materials management, order entry and cost evaluation and control. Management believes that these programs will continue to lead to further productivity and efficiency improvements and have a positive impact on operating performance. We intend to continue to work with our customers and end users to design and manufacture our products in ways that enable us to manage costs and increase performance and value to the customer or end user. As we integrate the Glacier operations with our existing bearing business, we also expect to realize marketing synergies and economies of scale in research and development.

           Effectively Manage Our Asbestos Exposure. Our subsidiary, Garrison Litigation Management Group, Ltd., employs a team of in-house attorneys that has an average of approximately 20 years of experience in trying and managing asbestos claims and managing insurance assets. This team and its staff of paralegals, assistants and accounting personnel manage our subsidiaries’ asbestos claims and insurance assets from Garrison’s office in Rochester, New York. The team continuously works with a group of experienced outside trial attorneys, industrial hygienists, medical experts and Garlock personnel to remain prepared to defend Garlock’s interests in trials on short notice when and where necessary. As a result, Garlock has been successful in winning a substantial majority of cases that it tries to verdict.

           In addition, Garrison maintains constructive relationships with many of the asbestos plaintiffs’ lawyers and Garlock’s insurance carriers, thereby enabling the team to settle efficiently a large number of cases on a regular basis. We believe that Garrison’s experienced in-house team, trial-ready defense teams and experts and their past successes, well established outside relationships and Garlock’s product defenses together enable us to manage asbestos cases as well as or better than any other asbestos defendant.

           We believe that Garrison’s ability to continue to effectively manage our asbestos claims and insurance assets will be critical to our long-term success.

Operations

           We manage our business as two segments, a sealing products segment, which includes our sealing and PTFE products, and an engineered products segment, which includes our metal polymer bearings, air compressor systems, medium-speed engines and specialized tooling.

Sealing Products Segment

           Overview. Our sealing products segment designs, manufactures and sells sealing products with over 300,000 styles of sealing designs, including products such as sheet gaskets, metallic gaskets, resilient metal seals, compression packing, rotary lip seals, elastomer seals, hydraulic components, expansion joints, reciprocating compressor components and PTFE products. These products are used in a variety of industries such as chemical and petrochemical processing, petroleum refining, pulp and paper processing, heavy-duty trucking, power generation, food and pharmaceutical processing, primary metal manufacturing, mining, water and waste treatment and semiconductor fabrication. In many of these industries, performance and durability are vital for safety and environmental concerns. Many of our products are also used in applications that are demanding due to extreme temperatures and corrosive environments.

           Products. The primary product lines in our sealing products segment are described below.

           This segment’s gasketing products are used for sealing flange joints in chemical, petrochemical and pulp and paper processing facilities where high pressures, high temperatures and corrosive chemicals create the need for specialized and highly engineered sealing products. In addition to the Garlock® brand name these gasketing products are sold under the Gylon®, BLUE-GARD®, STRESS-SAVER®, EDGE®, GRAPHONIC® and FLEXSEAL® brand names. These products have a long-standing reputation within the industries we serve for performance and reliability.

           This segment’s rotary lip seals are used in rotating applications to contain the lubricants that protect the bearings from excessive friction and heat generation. Because these sealing products are utilized in dynamic applications they are subject to wear. Durability, performance, and reliability are, therefore, critical requirements of our customers. These rotary lip seals are used in demanding applications in the steel industry, mining and pulp and paper processing under well known brand names including KLOZURE® and MODEL 64®. This segment also supplies bath and rotary lip seals to the heavy-duty truck market for wheel-end and pinion seal applications under the Stemco® brand name as well as GRIT GUARD®, GUARDIAN®, GUARDIAN HP®, VOYAGER® and DISCOVER®.

           This segment’s compression packing is used to provide sealing in pressurized, rotating applications such as pumps and valves. Major markets for this segment’s compression packing product line are in the pulp and paper and chemical processing industries. Branded products for these markets include EVSP® and SYNTHEPAK®.

           This segment’s resilient metal seals provide extremely tight sealing performance for highly demanding applications such as semiconductor fabrication facilities, specific chemical processing applications, nuclear power generation and race car engines. Branded products for these markets include HELICOFLEX® and CEFILAC®.

           This segment also manufactures PTFE thin tape, formed PTFE products and PTFE sheets and shapes. These PTFE products provide highly specialized and engineered solutions to our customers in the aircraft and fluid handling industries.

           New Product Development. Our sealing products segment has historically placed significant emphasis on research and development and introduction of new and innovative products. We utilize a formal innovation system to seek new opportunities for growth through innovative product development. Under this system, the goal is to continue to balance a product portfolio for traditional markets while simultaneously creating distinctive and breakthrough products and new applications for markets such as the semiconductor, food and pharmaceuticals, biotech and mechanical seals industries. We also have established a structured standard operating procedure for product research and development. The procedure covers our research approach and outlines the process for moving product innovations from concept to commercialization. We have established guidelines and procedures for systematically identifying, analyzing, developing and implementing new product line concepts and opportunities aimed at business growth in this area.

           Customers. Our sealing products segment sells products to more than 1,000 global customers including industrial agents and distributors, OEMs, engineering and construction firms and end users encompassing more than 3,500 ship-to locations worldwide. Sealing products are offered to global customers, with more than 29% of sales originating from outside North America in 2001. Representative customers include The Dow Chemical Company, Morgan Construction Company, BASF Corporation, General Electric Company, Georgia-Pacific Corporation, Eastman Chemical Company, Exxon Mobil Corporation, AK Steel Corporation, Volvo Corporation, Wabash National Corporation, Great Dane, Consolidated Freightways Corporation, CNF Inc., United Parcel Services, Inc. and Southeastern Freight Lines, Inc. In 2001, no single customer accounted for more than 3% of segment revenues.

           Competition. Competition in the sealing markets in which we operate is based on proven product performance and reliability, as well as price, customer service, application expertise, delivery terms, breadth of product offering, reputation for quality and the availability of the product. Our leading brand names, including Garlock® and Stemco®, have been built upon our long-standing reputation for reliability and durability. In addition, the breadth, performance and quality of our product offerings allow us to achieve premium pricing and have made us a preferred supplier among our agents and distributors. We believe that our record of product performance in the major markets in which this segment operates is a significant competitive advantage for us. Major competitors include A.W. Chesterton Company, Richard Klinger Pty, The Flexitallic Group, Inc., SKF USA Inc., Freudenberg-NOK and Federal-Mogul Corporation.

           Raw Materials and Components. Our sealing products segment uses PTFE resins, aramid fibers, ceramics, specialty elastomers, elastomeric compounds, graphite and carbon, common and exotic metals, cold-rolled steel, leather, aluminum die castings, nitrile rubber, powdered metal components, various fibers. We believe that all of these raw materials and components are readily available from enough suppliers to continue to operate the sealing products segment in the future. Our strategic focus for this segment includes an expansion of supply chain management to minimize procurement costs and support company-wide lean initiatives.

Engineered Products Segment

           Overview. Our engineered products segment includes operations that produce a variety of engineered products. These operations design, manufacture and sell self-lubricating, non-rolling, metal polymer bearing products, air compressor systems and vacuum pumps, heavy-duty medium-speed diesel and natural gas engines and specialized tooling for use in the automotive and precision machining industries.

           Products. The product lines in our engineered products segment include the products described below, which are designed, manufactured and sold by the various operations, including Glacier Garlock Bearings, Quincy Compressor, Fairbanks Morse, Haber Tool and Sterling Die.

           Glacier Garlock Bearings produces self-lubricating non-rolling, metal polymer bearing products. The metal or epoxy-backed bearing surfaces are made of PTFE, or a mixture that includes PTFE, to provide maintenance-free performance and reduced friction. These products typically perform as sleeve bearings or thrust washers under conditions of no lubrication, minimal lubrication or pre-lubrication. These products are used in a wide variety of markets such as the automotive, pump and compressor, construction, power generation and machine tool markets. We have over 20,000 bearings part numbers of different designs and physical dimensions. Glacier and Garlock are well recognized, leading brand names in this product area.

           Quincy Compressor designs and manufactures rotary screw and reciprocating air compressors and vacuum pumps, ranging from one-third to 350 horsepower, used in a variety of industrial applications, including plant air, pneumatic temperature and instrument control, automotive service and light construction. Quincy also performs comprehensive compressed air system audits under the Air Science brand name.

           Fairbanks Morse designs and manufactures heavy-duty diesel, natural gas and dual-fuel engines, ranging from 640 to 29,320 horsepower for diesel engines and four to 18 cylinders for dual-fuel gas and diesel engines, used by the government and the general industrial market. Fairbanks Morse engines are used for marine propulsion, power generation and pump and compressor applications. Fairbanks Morse has been building engines for over 108 years under the Fairbanks Morse brand name and has a large installed base of engines for which it supplies aftermarket parts and services. Additionally, Fairbanks Morse has been the U.S. Navy’s supplier of choice for medium-speed diesel engines and has supplied engines to the U.S. Navy for over 60 years. All engines are offered in multiple cylinder sizes and power ratings to suit the customer’s specific needs.

           Sterling Die manufactures specialized tooling such as cold-heading punches and thread-rolling dies used on machines that form nuts, bolts, screw heads and other fastener shapes, primarily for use in the automotive industry. Haber Tool performs precision machining of round and flat geometry print tooling, and is a specialist in cold extrusion tooling, which serves the high-speed header and forging markets. Additional market areas include carbide and jig and fixture tooling.

           New Product Development. Our engineered products segment has an established track record in research and development and continues to develop proprietary materials and technologies for the next generation of products in our key markets. We continually seek to improve our existing products and develop new products. For instance, in 1998, Quincy Compressor enhanced one of its lines of products to include air dryers, moisture separators and compressor air filters. We have research and development facilities in the U.S., U.K., France and Germany and our research and development departments in this segment employ numerous scientists, engineers and technicians.

           Customers. Our engineered products segment sells its products to a diverse customer base using a combination of direct sales and highly developed independent distribution networks. Glacier Garlock Bearings has approximately 50,000 customers worldwide in all major industrial sectors and supplies products into more than 70 countries both directly to customers through their own local distribution system and indirectly to the market through independent agents and distributors with their own local network. Quincy Compressor products are sold through a global network of more than 250 independent agents and distributors, which are independent businesses that bring air expertise, customer dedication and Quincy Compressor products to their geographic area. Quincy Compressor also sells directly to over 500 national accounts, OEMs and climate control houses. Fairbanks Morse has sold its products to more than 1,700 customers worldwide, including major shipyards, the U.S. Navy, U.S. Coast Guard, municipal utilities, institutional and industrial organizations, sewage treatment plants, nuclear power plants and offshore oil and gas platforms. Fairbanks Morse markets its products through a centralized sales force located in Beloit, Wisconsin, a regional sales force and independent agents and distributors. Fairbanks Morse’s representative customers include Avondale Industries, Inc., YPF Ecuador, Inc., Ingersoll-Dresser Pumps, Arco Oriente Inc. and the U.S. Navy. In 2001, no single customer accounted for more than 4% of segment revenues.

           Competition. Glacier Garlock Bearings competes with a number of competitors, including Kolbenschmidt Pierburg Aktiengesellschaft, Norton Company and Federal-Mogul Corporation. However, no single competitor competes with Glacier Garlock Bearings across all of its bearing product lines or offers as complete a portfolio of products as Glacier Garlock Bearings does. In the markets in which Glacier Garlock Bearings competes, competition is based primarily on performance of the product for specific applications, product reliability, delivery and price. Quincy Compressor’s major competitors include Gardner Denver, Inc., Sullair Corporation, Ingersoll-Rand Company, Atlas Copco North America Inc. and Kaeser Compressors, Inc. In the markets in which Quincy Compressor competes, competition generally is based on reliability, quality, delivery times, energy efficiency and service. Fairbanks Morse’s major competitors include Caterpillar Inc. and Wärtsilä Corporation. Price, delivery time, and engine efficiency relating to fuel consumption and emissions drive competition.

           Raw Materials and Components. Glacier Garlock Bearings’ major raw material purchases include steel coil, bronze powder and PTFE. Glacier Garlock Bearings sources components from a number of external suppliers, the most important being Deva F-M, Ltd., L&S Kunstoftechnologie GmbH and GKN Italia. Quincy Compressor’s primary raw materials are iron castings components used in motors, coolers and accessories such as air dryers, filters and electronic controls. Fairbanks Morse purchases multiple ferrous and non-ferrous castings, forgings, plate stock and bar stock for fabrication and machining of the engines. The majority of this material is purchased domestically. In addition, Fairbanks Morse manufactures a considerable amount of precision machined engine components. We believe that all of these raw materials and components are readily available from enough suppliers to continue to operate the engineered products segment in the future.

Research and Development

           We employ approximately 130 scientists, engineers and technicians throughout our operations to develop, design and test new and improved products. Our research and development efforts are directed at solving customer problems and we work closely with our customers to identify issues and develop technical solutions. The majority of our research and development expenditures is directed at the development of new sealing products for hostile environments, the development of bearing products with superior friction and wear characteristics and the extension of our air compressor product line. Prior to introduction, new products are subject to extensive testing both at our various facilities and at beta test sites in conjunction with our customers.

           Total research and development spending for continuing operations was $12.7 million in 2001, $12.3 million in 2000, and $15.0 million in 1999 and represented 2.0%, 1.9% and 2.3% as a percentage of sales, respectively. While these research and development expenditures are a low percentage of our total sales, they are consistent with industry norms and, in some cases, are greater than some of our competitors. We intend to continue our efforts to develop innovative sealing and other industrial products and manufacturing processes to better serve our customers and increase margins.

Backlog

           At March 31, 2002, we had backlog of $166.4 million compared with $130.0 million at March 31, 2001. The increase is primarily due to the acquisition of Glacier. Approximately 40% of the backlog, mainly at Fairbanks Morse, is expected to be fulfilled beyond 2002. Backlog is one indicator of our operating condition. However, for most of our business, backlog is not particularly predictive of future performance because of our short lead times and some seasonality. Backlog represents orders on hand that we believe to be firm. However, there is no certainty that the backlog orders will in fact result in actual sales at the times or in the amounts ordered.

Quality Assurance

           We believe that product quality is among the most important factors in developing and maintaining strong, long-term relationships with our customers. In order to meet the exacting requirements of our customers, we maintain among the most stringent standards of quality control in the industry. We routinely employ in-process inspection by using testing equipment as a process aid during all stages of the development, design and production phases to ensure product quality and reliability. These include state-of-the-art CAD/ CAM equipment, statistical process control systems, laser tracking devices, failure mode and effect analysis and coordinate measuring machines. We are also able to extract numerical quality control data as a statistical measurement of the quality of the parts being manufactured from our CNC machines. We also perform quality control tests on all parts that we outsource. As a result, we are able to significantly reduce defective parts and therefore improve efficiency, quality and reliability.

           As of December 31, 2001, 25 of our manufacturing facilities were ISO 9000 and/or QS 9000 certified with the remaining facilities working towards obtaining ISO and/or QS certification. OEMs are increasingly requiring these standards in lieu of individual certification procedures and as a condition to awarding business.

Patents, Trademarks and Other Intellectual Property

           We maintain a number of patents and trademarks issued by the U.S. and other countries relating to the name and design of our products and have granted licenses to some of these trademarks and patents. We continually evaluate the need to protect new and existing products through the patent and trademark systems in the U.S. and other countries. In addition, we license patented and other proprietary technology and processes from various companies and individuals in order to broaden our product offerings. We also have a pool of proprietary information, consisting of know-how and trade secrets relating to the design, manufacture and operation of our products and their use. Management does not consider our business as a whole to be materially dependent upon any particular patent, patent right, trademark, trade secret or license. In general, we are the owner of the rights to the products that we manufacture and sell.

           We license certain intellectual property from third parties and we are dependent on the ability of these third parties to diligently protect their intellectual property rights. In several cases, such as Fairbanks Morse’s technology licenses from Cooper Cameron Corporation relating to the Enviro Design engine and from MAN Aktiengesellschaft for the Pielstick four-stroke engine and Quincy Compressor’s license from Svenska Rotor Maskiner AB of their rotary screw compressor design and technology, the intellectual property licenses are integral to the manufacture of our products. A loss of these licenses or a failure on the part of the third party to protect its own intellectual property could negatively impact our revenues. Although these licenses are all long-term and subject to renewal, it is possible that we may not successfully renegotiate these licenses or that they could be terminated for a material breach on any part. If this were to occur, our business, financial condition, results of operations and cash flows could be adversely affected.

Facilities

           We are headquartered in Charlotte, North Carolina and have 33 primary manufacturing facilities in eleven states within the U.S. and eight countries outside of the U.S. The following table outlines the location, use and size of our most significant facilities, all of which are owned by us.

		Size
Location	Segment	(Square Feet)

U.S.
Palmyra, New York	Sealing Products	677,000
Longview, Texas	Sealing Products	205,000
Bay Minette, Alabama	Engineered Products	130,000
Quincy, Illinois	Engineered Products	350,000
Thorofare, New Jersey	Engineered Products	106,000
Beloit, Wisconsin	Engineered Products	856,000

Foreign
Annecy, France	Engineered Products	220,000
Heilbronn, Germany	Engineered Products	120,000

           Our manufacturing capabilities are flexible and allow us to customize the manufacturing process to increase performance and value for our customers and meet particular specifications. We also maintain numerous sales offices and warehouse facilities in strategic locations in the U.S., Canada and other countries. We believe that all of our facilities and equipment are in good condition and are well maintained and able to continue to operate at present levels and as anticipated by our present business strategy.

Employees and Labor Relations

           We currently employ approximately 4,500 employees worldwide. Approximately 3,000 employees are located within the U.S. and approximately 1,500 employees are located outside of the U.S., primarily in Europe and Canada. Approximately 40% of our U.S. employees are members of trade unions covered by a collective bargaining agreements. Union agreements relate, among other things, to wages, hours and conditions of employment. The wages and benefits furnished are generally comparable to industry and area practices.

           We believe that we generally have a satisfactory relationship with our employees throughout our operations and the unions that represent them. We have collective bargaining agreements in place at five of our facilities. The hourly employees who are unionized are covered by collective bargaining agreements with a number of labor unions and with varying contract termination dates ranging from October 1, 2002 to August 13, 2005. In addition, some of our employees located outside of the U.S. are subject to national collective bargaining agreements. The last significant strike or work stoppage experienced by any of our facilities was in 1996 and lasted approximately ten weeks.

Legal and Environmental Matters

           A description of legal and environmental matters is included in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Contingencies.”

           In addition to the litigation and matters noted above, we are from time to time subject to and are presently involved in, litigation or other legal proceedings arising out of the ordinary course of business. We believe that the outcome of such proceedings will not have a material adverse affect on our financial condition, results of operations and cash flows.

Insurance

           Historically, Goodrich has self-insured against many primary property and casualty losses and purchased commercial insurance to protect against catastrophic risks. We intend to secure property and casualty and business interruption insurance that will take effect immediately after the distribution in amounts and with retentions that we believe to be reasonable for our business and in our industry. Given the current challenging state of world insurance markets and the fact that we will be a stand-alone company, we cannot be certain of our ability to obtain property and casualty and business interruption insurance on commercially reasonable terms or on terms consistent with the past.

ARRANGEMENTS BETWEEN GOODRICH AND ENPRO

           Prior to the distribution, we will enter into a distribution agreement and a number of ancillary agreements with Goodrich for the purpose of accomplishing the distribution. These agreements will govern the relationship between Goodrich and us subsequent to the distribution and provide for the allocation of employee benefits, tax and other liabilities and obligations attributable to periods prior to the distribution. The ancillary agreements will cover:

•	services and support arrangements;

•	employee matters;

•	tax matters arrangements; and

•	obligations in respect of the TIDES.

           The definitive material agreements summarized below will be filed as exhibits to the registration statement of which this information statement forms a part and the summaries of these agreements are qualified in their entirety by reference to the full text of such agreements. The terms of these agreements have not yet been finalized and are being reviewed by us and Goodrich. None of these agreements will restrict either us or Goodrich from developing or acquiring products that may compete against the products offered by the other party.

Distribution Agreement

           We plan to enter into a distribution agreement with Coltec and Goodrich prior to the distribution. The distribution agreement will set forth the agreements between us and Goodrich with respect to the principal corporate transactions required to effect the distribution of shares of our common stock to Goodrich’s shareholders and other agreements governing the relationship between Goodrich and us.

The Distribution

           The distribution agreement will provide that, subject to the terms and conditions contained in the agreement, Goodrich and we will take all reasonable steps necessary and appropriate to cause all conditions to the distribution to be satisfied, and to effect the distribution as of 11:59 p.m. Eastern time on May 31, 2002. Goodrich’s agreement to consummate the distribution is subject to the satisfaction or waiver by Goodrich, in its sole discretion, of a number of conditions including the following:

•	prior to the record date, an opinion of tax counsel shall have been obtained and shall continue in effect, to the effect that, among other things, the distribution will qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code and the transfer to us of the assets and the assumption by us of the liabilities in connection with the distribution will not result in recognition of any gain or loss for U.S. federal income tax purposes to Goodrich’s or our shareholders except with respect to cash received in lieu of fractional shares of our common stock; and this opinion shall be in form and substance satisfactory to Goodrich, in its sole discretion;

•	prior to the record date, the transfer of Coltec’s aerospace business to Goodrich shall have been completed;

•	any material governmental approvals and consents necessary to consummate the distribution shall have been obtained and be in full force and effect;

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution shall be in effect, and no other event outside the control of Goodrich shall have occurred or failed to occur that prevents the consummation of the distribution; and

•	no other events or developments shall have occurred that, in the judgment of the board of directors of Goodrich, would result in the distribution having an adverse effect on Goodrich or Goodrich’s shareholders.

Releases and Indemnification

           The distribution agreement will provide for a full and complete release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among us or any of our subsidiaries or affiliates, on the one hand, and Goodrich or any of its subsidiaries or affiliates other than us, on the other hand, except as expressly set forth in the agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such parties on or before the date of the agreement. The distribution agreement will also provide that EnPro and Coltec, on the one hand, and Goodrich, on the other hand, will indemnify each other with respect to contingent liabilities primarily relating to our respective businesses or otherwise assigned to each of us. Additionally, the distribution agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Termination; Amendments

           The distribution agreement will provide that it may be terminated and the distribution may be amended, modified or abandoned at any time prior to the record date in the sole discretion of Goodrich without our approval or the approval of the Goodrich shareholders. In the event of a termination of the distribution agreement, no party shall have any liability of any kind to any other party or any other person. After the record date, the distribution agreement will also provide that it may not be terminated except by an agreement in writing signed by Goodrich, Coltec and us.

Transition Services Agreement

           We and Goodrich will enter into a transition services agreement pursuant to which Goodrich will provide to us, on a transitional basis, various services, including, but not limited to, treasury administration and information technology services. The agreed upon charges for such services are generally intended to allow Goodrich to recover fully the allocated costs of providing the services, plus all incremental out-of-pocket costs and expenses directly related to the provision of such services.

           In general, the services will commence on the distribution date and will expire on a specified date following the distribution date. The agreement may be extended, either in whole or in part, by the parties in writing. With respect to particular services, we may terminate the agreement with respect to one or more of those services upon prior written notice.

Employee Matters Agreement

           We and Goodrich will enter into an employee matters agreement to allocate liabilities and responsibilities relating to employee compensation, benefit plans and programs and other related matters.

           The employee matters agreement will provide that as of the distribution date, we generally will assume, retain and be liable for all wages, salaries, welfare, incentive compensation and other employee-related obligations and liabilities for all current employees of our business, except as specifically provided in the employee benefits agreement. Active employees of our business generally participate in retirement plans maintained by Coltec. These Coltec retirement plans will remain as part of our business and our employees will remain covered by the plans. To the extent that any employees of our business participate in retirement plans or other benefit plans sponsored by Goodrich, such employees will cease to be active participants in the Goodrich plans and will become eligible to participate in our applicable plans as of a date to be specified for each applicable plan in the employee matters agreement. In connection with the distribution, we expect to continue our retirement plans and we expect to adopt a variety of other employee benefit plans for our employees, in both the U.S. and jurisdictions outside of the U.S., comparable to the plans of Goodrich. Once we establish our own benefit plans, we may modify or terminate each plan in accordance with the terms of that plan and our policies.

           In general, we will credit each active employee in our business for his or her service with Goodrich for purposes of determining eligibility to participate, eligibility for benefits, benefit forms and vesting under plans maintained by us, to the extent the corresponding Goodrich plans gave credit for such service. In addition, we expect to give credit under our plans for deductibles, coinsurance payments, cafeteria plan deferrals and payments, and other welfare benefit plan payments and credits applicable to our employees while they were covered under a Goodrich plan, to the extent the corresponding Goodrich plans would have given credit for such deferrals or payments.

           For the most part, current retirees of our business receive, and will continue to receive, pension benefits out of the Goodrich Pension Plan. However, our subsidiaries will continue to sponsor two plans covering certain union-represented employees at Garlock and Quincy Compressor, both of which provide pension benefits to current retirees. To the extent any current retirees are entitled to additional benefits, such as medical insurance or life insurance, Goodrich will continue to provide those benefits except for retirees of certain discontinued operations (such as Crucible Inc. and Colt Firearms) and retirees who receive pension benefits under the Garlock plan referred to in the preceding sentence, for which the benefits will be provided by us or one of our subsidiaries. We will also provide retiree medical or life insurance benefits to any of our active employees upon their retirement to the extent that the employee is entitled to such coverage.

Tax Matters Arrangements

           We and Goodrich will enter into arrangements that govern our and Goodrich’s respective post-distribution rights, responsibilities and obligations with respect to taxes. Except as provided below, the tax matters arrangements will provide that the benefits and burdens of all taxes and payments with respect to taxes attributable to all periods prior to the distribution, including periods prior to Goodrich’s acquisition of Coltec, will be for the account of Goodrich.

           The tax matters arrangements will provide that we are liable for taxes incurred by Goodrich and Coltec if the distribution and certain associated restructuring activities are taxable to Goodrich and Coltec (i) as a result of our taking or failing to take, as the case may be, certain actions, or (ii) as a result of certain acquisitions or issuances of our stock.

Guarantee Agreement and Indemnification Agreement Relating to the TIDES

           Coltec and Goodrich have guaranteed on a joint and several basis amounts owed by Coltec Capital Trust with respect to the TIDES and Goodrich has guaranteed Coltec’s performance of its obligations with respect to the TIDES and the TIDES Debentures. We expect that we will enter into a similar guarantee with respect to the TIDES and the TIDES Debentures. Goodrich has not nor will it guarantee any of our obligations with respect to the TIDES.

           We, Goodrich, Coltec and Coltec Capital Trust will enter into an indemnification agreement that outlines the obligations of the various parties with respect to the TIDES and under which we, Coltec and Coltec Capital Trust will indemnify Goodrich from any costs and liabilities arising under or related to the TIDES after the distribution. Goodrich has no indemnity obligations to us, Coltec or Coltec Capital Trust under the indemnification agreement.

MANAGEMENT

Our Directors and Executive Officers

           Our board of directors following the distribution will be comprised of seven directors. William R. Holland, a director of Goodrich, will serve as our non-executive Chairman of the Board. Ernest F. Schaub, our President and Chief Executive Officer, will also serve as a director following the distribution.

           In general, our directors will serve until the next annual meeting of shareholders, which is scheduled to be held in 2003. Our articles of incorporation provide that if the size of the board of directors is increased to nine or more, the board will be divided as equally as possible into three classes. If the board of directors is divided into classes, the members of each class would generally serve three-year terms, although the initial terms of the first and second classes would expire at the next and the second succeeding annual shareholders meetings, respectively. Our articles of incorporation permit the board of directors to increase the size of the board up to 11 members.

           The following table sets forth information as to persons who serve or who are currently expected to serve as our directors or executive officers immediately following the distribution. We anticipate appointing each of our executive officers listed below to his position at or before the effective date of the distribution, unless otherwise noted. With the exception of Mr. Holland, none of the identified directors will have any relationship with Goodrich after the distribution. The identified executive officers will resign their positions, if any, with Goodrich at the time of the distribution.

Name	Age	Position

Ernest F. Schaub	58	President, Chief Executive Officer and Director
J.P. Bolduc	62	Director
Peter C. Browning	60	Director
Joe T. Ford	64	Director
James H. Hance, Jr.	57	Director
Gordon D. Harnett	58	Director
William R. Holland	63	Chairman of the Board
William Dries	50	Senior Vice President and Chief Financial Officer
Richard C. Driscoll	61	Senior Vice President — Human Resources
Michael J. Leslie	42	Senior Vice President and Chief Operating Officer
Richard L. Magee	44	Senior Vice President, General Counsel and Secretary

           Mr. Schaub is currently employed by Goodrich as its Executive Vice President and President and Chief Operating Officer of Goodrich’s engineered industrial products segment and has held these positions since 1999. From 1990 to 1999, Mr. Schaub was Group President, Landing Systems of Goodrich. Mr. Schaub joined Goodrich in 1971. Mr. Schaub held a variety of engineering and manufacturing positions with Goodrich industrial and aerospace operations until moving into general management in 1983. Mr. Schaub was general manager of the Goodrich aircraft and wheel brake division until 1986 when he became Group Vice President of the Goodrich aerospace segment.

           Mr. Bolduc is currently Chairman of the Board and Chief Executive Officer of JPB Enterprises, Inc., a merchant banking, venture capital and real estate investment holding company and has held these positions since 1995. Prior to that, from 1986 to 1995, Mr. Bolduc served in various positions, including President and Chief Executive Officer, Vice Chairman and Chief Operating Officer of W.R. Grace & Co., a specialty chemicals and health care company. He is also a director of Unisys Corporation.

           Mr. Browning is currently the Dean of the McColl School of Business at Queens College and has held this position since March 1, 2002. Mr. Browning has also been the non-executive Chairman of Nucor Corporation, a steel manufacturer, since September 2000 and has been a director of Nucor Corporation since 1999. Prior to that, from 1998 to 2000, Mr. Browning was the President and Chief Executive Officer and,

from 1995 to 1998, President and Chief Operating Officer of Sonoco Products Company, a manufacturer of industrial and consumer products and a provider of packaging services. Mr. Browning is also a director of Wachovia Corporation, Acuity Brands, Inc., Lowe’s Companies, Inc., Sykes Enterprises, Incorporated and The Phoenix Companies.

           Mr. Ford is currently Chairman of the Board and Chief Executive Officer, as well as a director, of ALLTEL Corporation, a communications and information services provider, and has been employed by ALLTEL Corporation since June 1959. Mr. Ford is also a Director of The Dial Corporation and Textron Inc.

           Mr. Hance is Vice Chairman and Chief Financial Officer of Bank of America Corporation, a financial services holding company, since October 1993 and is currently a director of Bank of America Corporation. Mr. Hance is also a director of Caraustar Industries, Inc., Family Dollar Stores, Inc., Lance, Inc. and Summit Properties Inc.

           Mr. Harnett is currently the President, Chairman of the Board, Chief Executive Officer and a director of Brush Engineered Materials Inc., a provider of metal-related products and engineered material systems, and has held these positions or similar positions at Brush Wellman, Inc. since January 1991. Mr. Harnett is also a director of The Lubrizol Corporation, PolyOne Corporation and National City Bank.

           Mr. Holland is currently the non-executive chairman of J.A. Jones Construction Company and serves as a consultant to Goodrich. Prior to that, he held various executive positions at United Dominion Industries Limited, a diversified manufacturing company, including Vice President and General Counsel from 1973 to 1986, Chief Executive Officer from 1986 to 2000 and Chairman from 1987 to 2001. Mr. Holland is also a director of Goodrich Corporation and Lance, Inc.

           Mr. Dries served as a consultant to Goodrich from September 2001 through December 2001. Since then, he has been an employee of Coltec. Prior to that, Mr. Dries was employed by United Dominion. He was named Senior Vice President and Chief Financial Officer of United Dominion in December 1999 and served in these positions until the sale of United Dominion in May 2001. From 1998 to 1999, he served as Senior Vice President — Finance; and, from 1990 to 1998, as Vice President and Controller of United Dominion. Mr. Dries, a certified public accountant, was with Ernst & Young LLP in New York prior to joining United Dominion in 1985.

           Mr. Driscoll is employed by Goodrich as its Vice President — Human Resources and has held this position since 1990. Mr. Driscoll joined Goodrich in 1964 and has held a number of human resources management positions in several different operations, at the corporate office and with the aerospace segment at Goodrich.

           Mr. Leslie is employed by Goodrich as Group President of its engineered industrial products segment and has held this position since July 2000 and also held it from July 1999 to February 2000. Previously, he had served as Group President from June 1997 to June 1999 and as Division President — Stemco from September 1995 to May 1997 for Coltec Industries Inc. Mr. Leslie was Vice President, Strategic Planning for Arvin Industries, Inc. from March 2000 to June 2000.

           Mr. Magee served as a consultant to Goodrich from October 2001 through December 2001. Since then, he has been an employee of Coltec. Prior to that, Mr. Magee was Senior Vice President, General Counsel and Secretary of United Dominion from April 2000 until the sale of United Dominion in May 2001, having served as Vice President since July 1996, Secretary since July 1997 and General Counsel since 1998. Mr. Magee was a partner in the Charlotte, North Carolina law firm Robinson, Bradshaw & Hinson, P.A. prior to joining United Dominion in 1989.

Annual Meeting

           We expect to hold the first annual shareholders’ meeting after the distribution in April 2003. The annual meeting will be held at our principal office or at such other place or by electronic means as permitted by the laws of the State of North Carolina and on such date as may be fixed from time to time by resolution of our board of directors.

Committees of the Board of Directors

           We will be managed under the direction of our board of directors. Our board has established four committees: an executive committee, an audit and risk management committee, a nominating and corporate governance committee and a compensation and human resources committee. All members of the audit and risk management and compensation and human resources committees are independent directors under the rules of the New York Stock Exchange. The board of directors anticipate adopting a formal written charter for each of its committees following the distribution.

Executive Committee

           The executive committee has the same powers as the board of directors, except to the extent that its powers are limited by law, our articles of incorporation or bylaws or our board. During the intervals between meetings of the board of directors, the executive committee may exercise all of the powers of the board of directors in the management and control of our business. All action taken by the executive committee is required to be reported at the board’s first meeting after the action is taken. The executive committee will initially be comprised of Mr. Schaub, its chairman, and Messrs. Bolduc, Hance and Holland.

Audit and Risk Management Committee

           Our board of directors appointed an audit and risk management committee to assist in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our management of insurance, pension, environmental, litigation and other significant risk areas and the independence and performance of our internal and external auditors. The audit and risk management committee will also recommend to the board of directors a charter for the committee and review and reassess the adequacy of the charter each year. We expect that the charter will also provide that the committee will, among other things:

•	recommend the selection of the outside auditor to the board each year;

•	review results of the annual external audit with management and the auditors;

•	review with the auditors any problems or difficulties encountered, any management letter issued by the auditors and the response of management to that letter;

•	review and approve the auditors’ budget and fees submitted to us;

•	review current accounting rules and changes affecting us;

•	meet with the internal auditors of the corporation to discuss the financial reviews they perform;

•	review financial control mechanisms and risk management procedures;

•	review our major financial risk exposures including material environmental issues and legal claims affecting us; and

•	review all material matters relating to our pension plans.

           The committee will meet regularly and privately with the external auditors, the internal audit staff and our internal financial and legal personnel. The audit and risk management committee will initially be comprised of Mr. Hance, its chairman, and Messrs. Ford and Harnett.

           While the audit and risk management committee will have the powers and responsibilities set forth in its charter, it will not be the responsibility of the audit and risk management committee to plan or conduct audits or to determine that our financial statements are complete and accurate or are in compliance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. Likewise, it will not be the responsibility of the audit and risk management committee to conduct investigations, resolve disputes, if any, between management and the independent auditors, or to assure compliance with laws and regulations of our legal and ethical compliance policies.

Compensation and Human Resources Committee

           Our board of directors has appointed a compensation and human resources committee to assist the board and management in overseeing the appropriateness and cost of our compensation and benefit program, particularly for our senior executives. The committee will administer our stock option plan and other long-term incentive plans and also has responsibility for:

•	overseeing management development and succession planning programs;

•	assessing performance of the chief executive officer and reviewing and recommending to the board of directors his compensation;

•	providing a report to shareholders addressing compensation decisions;

•	approving the terms and conditions of awards under stock option plans; and

•	making awards under the stock option and other long-term incentive plans.

           The compensation and human resources committee will also consider management’s recommendation for stock ownership guidelines for directors and participants in our long-term incentive plans. The compensation and human resources committee will initially be comprised of Mr. Bolduc, its chairman, and Messrs. Browning and Ford.

Nominating and Corporate Governance Committee

           Our board of directors has appointed a nominating and corporate governance committee to assist the board and management in fulfilling their responsibilities to exercise sound corporate governance. The nominating and corporate governance committee will initially be comprised of Mr. Holland, its chairman, and Messrs. Browning, Harnett and Schaub. The committee will also be responsible for:

•	recommending candidates for our board of directors;

•	considering the size and composition of the board of directors;

•	considering the ratio of non-employee to employee directors;

•	recommending compensation and retirement of directors;

•	recommending the frequency and format of board of directors meetings,

•	reviewing committee structure,

•	recommending service on committees; and

•	assessing the effectiveness of the board of directors and its committees.

           All candidates for director will be considered and selected on the basis of their ability to contribute to the deliberations of our board of directors. Shareholders wishing to recommend candidates for our board of directors may submit the names of candidates, together with any desired supporting information, to our Secretary. This information will be made available to the nominating and corporate governance committee to assist it in fulfilling its duties in this area.

Director Compensation

           Each of our non-employee directors will receive fixed compensation for serving as a director at the rate of $58,000 per year, of which $38,000 will be paid in cash and $20,000 will be in the form of phantom shares as described below. In addition, each director will receive $1,500 for each board meeting attended and $1,000 for each committee meeting attended. The chairperson of a committee will receive $4,000 in cash annually. Upon his or her initial election to the board, each director will be credited $30,000 in the form of phantom shares.

           Our board of directors believes that a portion of each director’s compensation should be based on common stock similar to executive compensation to more closely align the financial interests of directors with the financial interest of shareholders. To meet these goals, we will establish a non-employee directors’

phantom share plan, under which our outside directors will receive grants of phantom shares of our common stock as part of their compensation. This amount will be deferred into a phantom share account for the director’s benefit. Dividend equivalents will accrue on all phantom shares credited to a director’s account. Following termination of service as a director, the cash value of the number of phantom shares credited to a director’s account will be paid to the director in 12 monthly installments. The value of each phantom share is determined on the relevant date by the fair market value of our common stock. Directors may also elect to defer a portion or all of the remaining fixed compensation and meeting fees into the phantom share account.

           In addition to the fees he will be paid as a non-employee director, Mr. Holland will be paid a monthly consulting fee of $36,000 for the period from the distribution date through June 30, 2002 and $15,000 per month from July 2002 through April 30, 2003 pursuant to a consulting agreement with us.

Historical Compensation of Executive Officers

           The following tables set forth information concerning the annual and long-term compensation for services rendered in all capacities to Goodrich and its subsidiaries for fiscal year 2001 of the three Goodrich officers who will serve as our executive officers following the distribution, whom we refer to in this information statement as the named executive officers. The compensation described in these tables was paid by Goodrich or an affiliate of Goodrich. The services rendered to Goodrich were, in some cases, in capacities not equivalent to those to be provided to us and this table does not reflect the compensation to be paid to our executive officers in the future.

           The following table sets forth summary compensation information paid by Goodrich to the named executive officers in fiscal year 2001.

SUMMARY COMPENSATION TABLE

				Long-term
				Compensation
	Annual Compensation			Awards

					Securities
			Other	Restricted	Underlying
			Annual	Stock	Options/	All Other
	Salary	Bonus	Compensation	Awards	SARS	Compensation
Name and Principal Position (1)	($)	($)	($)(2)	($)(3)	(#)	($)(4)

Ernest F. Schaub	410,000	-0-	493,403	150,660	50,000	75,406
Chief Executive Officer
Michael J. Leslie	290,000	-0-	12,840	-0-	19,400	41,114
Chief Operating Officer
Richard C. Driscoll	261,250	5,217	18,500	54,505	10,600	25,927
Senior Vice President — Human Resources

(1)	The positions reflected in the table are the positions to be held by the named executive officers with us at the time of the distribution and were not the positions held by them with Goodrich during the period covered by the table.

(2)	Represents reimbursement for (i) payment of taxes and (ii) personal benefits, if the benefits total $50,000 or more for a named executive officer. The amount shown for Mr. Schaub includes $213,813 for moving and relocation expenses.

(3)	Represents the value as of the date of grant (February 19, 2002) of discretionary annual incentive compensation awards earned in 2001 that were paid in restricted Goodrich common stock with a three-year vesting period. Dividends are paid on restricted Goodrich common stock as and when dividends are paid on Goodrich common stock. The named executive officers held no restricted Goodrich common stock at December 31, 2001.

(4)	Includes: (a) matching contributions by Goodrich on behalf of the named individuals to defined contribution plans in the following amounts: E.F. Schaub, $44,350; M.J. Leslie, $19,800; and R.C. Driscoll, $25,927; and (b) premiums paid by Goodrich on behalf of the named individuals pursuant to “split dollar” insurance programs in the following amounts: E.F. Schaub, $31,056; and M.J. Leslie, $21,314.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

           The following table sets forth information concerning stock option grants made to the named executive officers during fiscal year 2001 pursuant to the Goodrich stock option plan. The Goodrich stock option plan provides for the awarding of or the granting of stock options to purchase shares of common stock of Goodrich. Generally, options granted are exercisable at the rate of 35% after one year, 70% after two years and 100% after three years. Options granted to Goodrich executive officers, including Mr. Schaub, are fully exercisable immediately after the grant. All options granted under the Goodrich stock option plan have been granted at not less than 100% of fair market value on the date of the grant.

Individual Grants

	Number of	% of Total
	Securities	Options/			Potential Realizable Value at
	Underlying	SARS			Assumed Annual Rates of
	Options/	Granted to			Stock Price Appreciation for
	SARS	Goodrich	Exercise or		Option Term(s)(1)
	Granted	Employees	Base Price	Expiration
Name	(#)	in 2001	($/sh)	Date	0% ($)	5% ($)	10% ($)

Ernest F. Schaub (2)	10,000	0.49	35.6875	1/1/11	—	224,474	568,502
	40,000	1.96	38.6200	1/1/11	—	971,679	2,460,866
Michael J. Leslie	3,880	0.19	35.6875	1/1/11	—	87,096	220,579
	15,520	0.76	38.6200	1/1/11	—	377,012	954,816
Richard C. Driscoll	2,120	0.10	35.6875	1/1/11	—	47,589	120,522
	8,480	0.41	38.6200	1/1/11	—	205,996	521,704

(1)	The dollar amounts under the potential realizable value column are the result of calculations of assumed annual compound rates of appreciation over the ten-year life of the options in accordance with the proxy regulations of the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the Goodrich common stock. The actual value, if any, an executive may realize will depend on the excess of the market price of the shares over the exercise price on the date the option is exercised. We did not use an alternative formula for a grant date valuation, as we are not aware of any formula that will determine with reasonable accuracy a present value based on future unknown or volatile factors.

(2)	The options granted to Mr. Schaub were immediately exercisable and were granted with limited stock appreciation rights which generally entitle him to elect to receive the appreciation on the option in cash for a 60 day period following a “change in control,” which generally is deemed to have occurred if (i) any person becomes the beneficial owner of 20% or more of Goodrich common stock or combined voting power of Goodrich’s outstanding securities, subject to certain exceptions, (ii) during any two-year period there generally has been a change in the majority of the Goodrich directors, or (iii) certain corporate reorganizations are approved by Goodrich shareholders where the existing Goodrich shareholders will not retain at least 70% of the voting securities of the surviving entity.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTIONS/SAR VALUE

           The following table sets forth information about stock options exercised during fiscal year 2001 by the named executive officers and the fiscal year-end values of unexercised options held by the named executive officers. All of these options were granted under the Goodrich stock option plan.

			Number of Securities		Value of Unexercised In-
	Shares		Underlying Unexercised		The-Money Options/SARS
	Acquired		Options/SARS At		At December 31,
	on	Value	December 31, 2001		2001($)(1)
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Ernest F. Schaub	8,900	160,630	174,750	0	114,923	0
Michael J. Leslie	0	0	6,510	31,490	0	0
Richard C. Driscoll	0	0	33,773	20,927	27,823	205

(1) Based on a closing price of $26.62 per share of Goodrich common stock on December 31, 2001.

LONG-TERM INCENTIVE PLANS AWARDS IN LAST FISCAL YEAR

           The following table sets forth information about long-term incentive awards granted during fiscal year 2001 to the named executive officers and the estimated future payouts to the named executive officers. All of these awards were granted under the Goodrich stock option plan.

			Estimated Future Payouts
		Performance or	Under Non Stock Price-Based Plans
	Number of Shares,	Other Period Until
	Units or Other	Maturation or	Threshold	Target	Maximum
Name	Rights (#)	Payout	# Shares	# Shares	Shares

Ernest F. Schaub	18,000	3 years	—	18,000	36,000
Michael J. Leslie	6,500	3 years	—	6,500	13,000
Richard C. Driscoll	3,500	3 years	—	3,500	7,000

The Goodrich stock option plan provides that payouts will be based on Goodrich’s Relative Total Shareholder Return, as defined in the plan, and Total Business Return, as defined in the plan, over the performance period indicated. At the end of the performance period, each participant will earn actual shares of Goodrich common stock, less applicable tax withholding, only if the threshold performance standard is met. The number of shares of Goodrich common stock to be received will range from 0% to 200% of the total phantom performance share account, including shares credited through dividend equivalents, based on the level of performance against the financial objectives.

PENSION PLANS

           For 2001, Mr. Schaub and Mr. Driscoll participated in the Goodrich Corporation Employees’ Pension Plan. The Goodrich plan is a traditional final average pay pension plan that pays benefits on retirement based on an employee’s final average earnings over a consecutive 48-month period and years of service. In addition, because of Internal Revenue Code limitations on the amount of pension benefits that can be paid to employees from qualified pension plans, the Goodrich retirement program includes a nonqualified plan that allows executives to receive all of the promised benefits under the Goodrich plan notwithstanding the Internal Revenue Code limitations. The following table shows the annual pension amounts an executive covered by the Goodrich plan would receive at retirement based on the amount of the executive’s final average earnings. Mr. Schaub has 30 years of service and Mr. Driscoll has 37 years of service under the Goodrich plan.

YEARS OF SERVICE

Final
Average
Earnings	5	10	15	20	30	40

$250,000	$19,163	$38,325	$57,488	$76,651	$114,976	$148,514
300,000	23,163	46,325	69,488	92,651	138,976	179,389
350,000	27,163	54,325	81,488	108,651	162,976	210,264
400,000	31,163	62,325	93,488	124,651	186,976	241,139
450,000	35,163	70,325	105,488	140,651	210,976	272,014
500,000	39,163	78,325	117,488	156,651	234,976	302,889
550,000	43,163	86,325	129,488	172,651	258,976	333,889
600,000	47,163	94,325	141,488	188,651	282,976	364,639
650,000	51,163	102,325	153,488	204,651	306,976	395,514
700,000	55,163	110,325	165,488	220,651	330,976	426,389
750,000	59,163	118,325	177,488	236,651	354,976	457,264
800,000	63,163	126,325	189,488	252,651	378,976	488,139

(1)	Earnings includes salary and certain incentive payments including annual cash bonuses, but excludes awards under long-term incentive programs and Goodrich match in the Goodrich savings plans. For the named executive officers, only the amounts shown in the Summary Compensation Table as Salary and Bonus under Annual Compensation constitute final average earnings.

(2)	In computing the pension amounts shown, it was assumed that an employee would retire at age 65 and elect to receive a five-year certain and continuous annuity under the pension plan and that the employee would not elect any of the available “survivor options,” which would result in a lower annual pension. Pensions are not subject to any deduction for social security or any other offset amounts.

(3)	Certain executives, including Mr. Schaub, earn an additional benefit of 1.6% of final average earnings for up to 15 years of service following October 1, 1999. As of December 31, 2001, the accrued additional benefit per year for Mr. Schaub was $21,371.

(4)	Any benefits shown in the chart which exceed the level of benefits permitted to be paid from a tax-qualified pension plan under the Internal Revenue Code are payable under a non-qualified supplemental pension plan, funded in part with life insurance policies.

           For 2001, Mr. Leslie participated in the Coltec Retirement Program. The Coltec program is a traditional final average pay pension plan that pays benefits on retirement based on an employee’s final average earnings over a consecutive 60-month period and years of service. In addition, because of Internal Revenue Code limitations on the amount of pension benefits that can be paid to employees from qualified pension plans, the Coltec program includes a non-qualified plan that allows executives to receive all of the promised benefits under the Coltec program notwithstanding the Internal Revenue Code limitations. The following table shows the annual pension amounts an executive covered by the Coltec program would receive at retirement based on the amount of the executive’s final average earnings. Mr. Leslie has six years of service under the Coltec program.

YEARS OF SERVICE

Final
Average
Earnings	5	10	15	20	30	40

$250,000	$19,855	$39,709	$59,564	$79,418	$119,127	$152,732
300,000	24,105	48,209	72,314	96,418	144,627	185,232
350,000	28,355	56,709	85,064	113,418	170,127	217,732
400,000	32,605	65,209	97,814	130,418	195,627	250,232
450,000	36,855	73,709	110,564	147,418	221,127	282,732
500,000	41,105	82,209	123,314	164,418	246,627	315,232
550,000	45,355	90,709	136,064	181,418	272,127	347,732
600,000	49,605	99,209	148,814	198,418	297,627	380,232
650,000	53,855	107,709	161,564	215,418	323,127	412,732
700,000	58,105	116,209	174,314	232,418	348,627	445,232
750,000	62,355	124,709	187,064	249,418	374,127	477,732
800,000	66,605	133,209	199,814	266,418	399,627	510,232

(1)	Earnings includes salary and certain incentive payments including annual cash bonuses, but excludes awards under long-term incentive programs and Coltec match in the Coltec savings plans. For the named executive officers, only the amounts shown in the Summary Compensation Table as Salary and Bonus under Annual Compensation constitute final average earnings.

(2)	In computing the pension amounts shown, it was assumed that an employee would retire at age 65 and elect to receive a five-year certain and continuous annuity under the pension plan and that the employee would not elect any of the available “survivor options,” which would result in a lower annual pension. Pensions are not subject to any deduction for social security or any other offset amounts.

(3)	Any benefits shown in the chart which exceed the level of benefits permitted to be paid from a tax-qualified pension plan under the Internal Revenue Code are payable under a non-qualified supplemental pension plan.

Compensation and Benefit Plans Following the Distribution

           Our executive compensation program is expected to be based upon a pay-for-performance philosophy. Under our program an executive’s compensation will be based on three components:

•	base salary;

•	an annual incentive or bonus payment; and

•	long-term incentives, which may include cash-based awards, stock-based awards and/or stock options.

The executive compensation program will be designed to provide value to the executive based on considerations such as the extent of individual performance, our performance versus budgeted earnings targets and other financial measures, our longer term financial performance and total return to shareholders. Under this program design, only when superior performance is achieved can incentive payments exceed targeted levels.

           To implement this philosophy, our board of directors has adopted a number of incentive compensation plans: the senior executive annual performance plan, the 2002 equity compensation plan and the long-term incentive and performance share deferred compensation programs. The senior executive annual performance plan provides for annual incentive awards to senior executive officers. The awards are expressed as a percentage of the executive’s base salary and are payable in cash based on our performance compared to targets established under the plan. Payments will not be made under the plan if performance does not satisfy minimum thresholds and are limited to a maximum amount if performance substantially exceeds the targets.

           Our 2002 equity compensation plan provides for the award of stock options, stock appreciation rights, performance share awards, restricted share awards and other awards the value of which is based on our common stock. Up to 3,000,000 shares of our common stock may be issued under this plan, and of that amount no more than 1,000,000 shares may be issued as performance share awards and no more than 150,000 shares may be issued as restricted share awards.

           Under our long-term incentive program, key employees are eligible for annual grants of awards with multi-year cycles. Under this program, we will credit a participant’s account with a number of phantom shares at the time of the award. We will make payments on these accounts at the end of the multi-year cycle only if our performance during the period exceeds minimum thresholds for performance targets established at the beginning of the cycle. The amount of the payment will depend on our performance during the period compared to the performance targets, with the maximum payment amount being limited to 200% of the value of the phantom shares. Payment will be made 50% in cash and 50% in performance shares under the 2002 equity compensation plan. Under the performance share deferred compensation program, participants in the long-term incentive plan may elect to defer receipt of performance shares until termination of employment. If a participant elects to defer receipt, an amount of phantom shares equal to the deferred performance shares are credited to the participant’s account and paid out following termination of employment 50% in cash and 50% in performance shares under the 2002 equity compensation plan.

           No grants have been made under any of the senior executive performance plan, the 2002 equity compensation plan or the long-term incentive and performance share deferred compensation programs.

           The Coltec Retirement Program will be renamed the EnPro Retirement Program and will continue to cover our employees. The plan will not be available to non-employee directors. All executives employed by us will receive these retirement benefits. The amount of an employee’s pension will depend on a number of factors, including final average earnings for the highest 60 consecutive months of an employee’s earnings and years of service with us. Prior years of employment with EnPro or Goodrich will be counted as years of service under the plan, however, to the extent a pension liability remains at Goodrich, it will be used as an offset against the benefits from the EnPro plan. In addition, because of Internal Revenue Code limitations on the amount of pension benefits that can be paid to employees from qualified pension plans, the EnPro program includes a non-qualified plan that allows executives to receive all of the promised benefits under the EnPro program notwithstanding the Internal Revenue Code limitations.

Management Continuity Agreements

           Goodrich has entered into management continuity agreements with each of the named executive officers.

           The purpose of the continuity agreements is to encourage the individuals to carry out their duties in the event of the possibility of a change in control of Goodrich. The continuity agreements are not ordinary employment agreements and do not provide any assurance of continued employment unless there is a “change in control.” They generally provide for a two-year period of employment commencing upon a change in control which generally is deemed to have occurred if:

•	any person becomes the beneficial owner of 20% or more of the Goodrich common stock or combined voting power of our outstanding securities, subject to certain exceptions;

•	during any two-year period there generally has been a change in the majority of Goodrich directors; or

•	certain corporate reorganizations occur where the existing shareholders do not retain at least 70% of the voting securities of the surviving entity.

           The continuity agreements generally provide for the continuation of employment of the individuals in the same positions and with the same responsibilities and authorities that they possessed immediately prior to the change in control and generally with the same benefits and level of compensation, including average annual increases.

           If Goodrich or its successor terminates the individual’s employment for reasons other than “cause” or the individual voluntarily terminates his or her employment for “good reason,” in each case as defined in the continuity agreements, the individual would be entitled to:

•	a lump sum cash payment equal to one-twelfth of the individual’s annualized base salary in effect immediately prior to termination, multiplied by the number of months in such individual’s payment period (as used in the agreement, “payment period” means 36 months in the case of Mr. Schaub and 24 months in the case of Messrs. Leslie and Driscoll);

•	a lump sum cash payment equal to one-twelfth of the greater of the individual’s most recent annual bonus or the individual’s target incentive amount under Goodrich’s management incentive program, multiplied by a factor equal to the number of months in the individual’s payment period;

•	an accelerated payout of outstanding long-term incentive plan awards under the Goodrich stock option plan;

•	continuation of all health and welfare benefit plans and programs and all fringe benefit programs, perquisites and similar arrangements during the payment period;

•	a cash payment equal to the sum of the number of stock options in the last annual grant of stock options by Goodrich to the individual, multiplied by the number of years in the payment period, multiplied by the calculated market value of Goodrich common stock on the date of the stock option grant, multiplied by a factor used by Goodrich in valuing fully vested stock options with a ten-year life in its most recent Annual Report on Form 10-K for options held by senior executives pursuant to the Black-Scholes method of valuing stock options, or, if the valuation was not made in the Form 10-K, then under the Black-Scholes method assuming options would be outstanding for ten years; and

•	in addition to the benefits to which the individual is entitled under the retirement plans or programs in which he or she participates, a lump sum cash payment at retirement in an amount equal to the actuarial equivalent of the retirement pension to which the individual would have been entitled under the terms of such retirement plans or programs had the individual accumulated additional years of continuous service under such plans equal in length to the payment period.

           The continuity agreements provide for a tax gross-up for any excise tax due under the Internal Revenue Code for these types of agreements. The continuity agreements will terminate as of the distribution.

EnPro Change-in-Control Agreements

           We anticipate that we will enter into interim change-in-control agreements prior to the distribution with our officers who currently have continuity agreements with Goodrich, including Messrs. Schaub, Driscoll and Leslie. These interim change-in-control agreements will be similar in all material respects to the current Goodrich continuity agreements. After the distribution, we anticipate entering into change-in-control agreements with each of our executive officers. These new agreements will replace the interim change-in-control agreements.

Indebtedness to Goodrich

           In connection with the relocation of Goodrich’s corporate and aerospace business headquarters to Charlotte, North Carolina in 1999, Goodrich established a real estate loan program to assist relocating executives. Under the program, an executive was permitted to obtain a no-interest loan from Goodrich, the proceeds of which were to be used solely for the construction of a new principal residence. The loan is secured by a first priority lien on the new residence and is payable in full on demand and in any event, not later than 30 days after the executive obtains a certificate of occupancy for the new residence. Mr. Schaub received a loan under this program, which was repaid in full in August 2001. The largest aggregate amount outstanding under Mr. Schaub’s loan during 2001 was $1,675,000.

Goodrich Executive Stock Purchase Program

           In March 2000, Goodrich adopted an executive stock purchase program to encourage direct, long-term ownership of its common stock by its officers, including Mr. Schaub. Under the program, selected officers may use the proceeds of personal full-recourse bank loans to purchase Goodrich common stock in open market or negotiated transactions with independent parties. Goodrich has agreed to guarantee the loans in the event of default, but has recourse to the executives if it incurs a loss under the guarantee. Participants in the program are fully liable for any losses, as well as for the repayment of the loans when they come due. As of December 31, 2001, the aggregate principal balance of Mr. Schaub’s loan outstanding under the program was $381,001. Mr. Schaub repaid the loan in full in April 2002.

           We will not have an executive stock purchase program at the time of the distribution.

OWNERSHIP OF OUR COMMON STOCK

           Before the distribution, all of the outstanding shares of our common stock are and will be owned beneficially and of record by Goodrich and thus none of our officers, directors or director nominees own or will own any of our common stock. The following table sets forth information with respect to the projected beneficial ownership of our outstanding common stock, immediately following completion of the distribution, by:

•	each person who is known by us to be the beneficial owner of 5% or more of Goodrich’s outstanding common stock and, following the distribution, will be the beneficial owner of 5% or more of our outstanding common stock;

•	each director, each director nominee and the named executive officers; and

•	all of our directors, director nominees and executive officers as a group.

           Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock and options, warrants and convertible securities that are currently exercisable or convertible within 60 days of the date of this information statement into shares of Goodrich common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

           Some of our directors and executive officers own shares of Goodrich common stock and vested Goodrich options, or are employees or former employees of Goodrich. To the extent our directors and officers own shares of Goodrich common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Goodrich common stock. Following the distribution, assuming the exercise of all outstanding vested options to purchase Goodrich common stock held by our executive officers, we expect our directors and executive officers to beneficially own approximately 76,779 shares of EnPro common stock in the aggregate, based on their Goodrich holdings as of May 23, 2002. Ownership of Goodrich common stock and Goodrich options by our directors and officers, or the employment by Goodrich of any of our directors after the distribution, could create, or appear to create, potential conflicts of interest for such directors and officers when faced with decisions that could have disparate implications for Goodrich and us.

           The projections below are based on the number of shares of Goodrich common stock beneficially owned by each person or entity as of May 23, 2002, except as otherwise indicated. The share amounts in the table reflect the distribution ratio of one share of our common stock compared to five shares of Goodrich common stock held by the listed person or entity. The percentage ownership of our common stock of each listed person or entity immediately following the distribution will be approximately the same as the percentage ownership of such person or entity immediately prior to the distribution and is calculated based on the number of shares of Goodrich common stock outstanding as of May 23, 2002.

           Except as otherwise noted in the footnotes below, the individual director or executive officer or their family members had sole voting and investment power with respect to the identified securities. Upon completion of the distribution, we will have outstanding an aggregate of 20,388,437 shares of our common stock based upon the shares of Goodrich common stock outstanding on May 23, 2002, excluding Goodrich common stock held directly or indirectly by Goodrich.

DIRECTORS’ AND EXECUTIVE OFFICERS’ AND FIVE PERCENT HOLDERS’

OWNERSHIP AFTER THE DISTRIBUTION

			Percentage of Shares
Name And Address Of	Number of Shares		Beneficially Owned After
Beneficial Owner	Beneficially Owned		the Distribution(1)

Five Percent Holders:
Goodrich Corporation Employees’ Savings Plan and other Goodrich defined contribution plans(2)	1,629,571		7.99%
AXA and related companies(3)	1,309,218		6.42%
Morgan Stanley Dean Witter & Co.(4)	1,141,524		5.59%
Directors and Executive Officers:
Ernest F. Schaub	57,309	(5)	*
J.P. Bolduc	0
Peter C. Browning	0
Joe T. Ford	0
James H. Hance, Jr.	0
Gordon D. Harnett	60
William R. Holland	1,000		*
William Dries	0
Richard C. Driscoll	15,009	(5)	*
Michael J. Leslie	3,401	(5)	*
Richard L. Magee	0
All directors and executive officers as a group (11 persons)	76,779		*

*	less than 1%

(1)	Applicable percentage ownership is based on 101,942,188 shares of Goodrich common stock outstanding as of May 23, 2002, excluding Goodrich common stock held directly or indirectly by Goodrich.

(2)	Participants in the plans have voting rights. Under the terms of the plans, the trustee is required to vote shares for which it does not receive any voting instructions in the same ratio as shares as to which it does receive voting instructions. As of May 23, 2002, the plans beneficially owned 8,147,858 Goodrich shares, which would be 1,629,571 shares of our common stock.

(3)	This information is based on a Schedule 13G/A for Goodrich filed with the Securities and Exchange Commission on February 12, 2002 by AXA, 25, avenue Matignon, 75008 Paris, France; AXA Financial, Inc., 1290 Avenue of the Americas, New York, New York 10104, and the Mutuelles AXA as a group as follows: AXA Conseil Vie Assurance Mutuelle, AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle, 370, rue Saint Honore, 75001 Paris, France; and AXA Courtage Assurance Mutuelle, 26, rue Louis le Grand, 75002 Paris, France. The above described persons reported voting and dispositive power as of December 31, 2001 as follows: (a) AXA, AXA Financial, Inc. and the Mutuelles AXA as a group each reported no voting or dispositive power; (b) AXA Rosenberg Investment Management LLC (U.S.), a subsidiary of AXA, reported sole voting power as to 51,700 Goodrich shares, which would be 10,340 shares of our common stock, and shared dispositive power as to 92,300 Goodrich shares, which would be 18,460 shares of our common stock; (c) Alliance Capital Management L.P., a subsidiary of AXA Financial, Inc., reported sole voting power as to 3,953,443 Goodrich shares, which would be 790,688 shares of our common stock, shared voting power as to 131,863 Goodrich shares, which would be 26,372 shares of our common stock, and sole dispositive power as to 6,453,094 Goodrich shares, which would be 1,290,618 shares of our common stock; and (d) The Equitable Life

Assurance Society of the United States, a subsidiary of AXA Financial, Inc., reported sole dispositive power as to 700 Goodrich shares, which would be 140 shares of our common stock.

(4)	Morgan Stanley Dean Witter & Co. is located at 1585 Broadway, New York, New York 10036. This information is based on a Schedule 13G/A for Goodrich filed with the Securities and Exchange Commission on January 29, 2002, which stated that the reporting person has shared voting power as to 5,447,640 Goodrich shares, which would be 1,089,528 shares of our common stock, and shared dispositive power as to all 5,707,624 Goodrich shares, which would be 1,141,524 shares of our common stock.

(5)	Includes shares not presently owned by the individuals but which are subject to Goodrich stock options exercisable within 60 days after May 23, 2002 as follows: Ernest F. Schaub, 229,400 Goodrich shares, which would be 45,880 shares of our common stock; Michael J. Leslie, 13,300 Goodrich shares, which would be 2,660 shares of our common stock; and Richard C. Driscoll, 42,341 Goodrich shares, which would be 8,468 shares of our common stock.

DESCRIPTION OF OUR CAPITAL STOCK

           Your rights as our shareholders will be governed by North Carolina law and our articles of incorporation and bylaws. This description of our capital stock reflects the anticipated state of affairs upon completion of the distribution. The following summarizes the material terms of the capital stock but does not purport to be complete and is qualified in its entirety by reference to the applicable provisions of North Carolina law and the articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this information statement forms a part.

Common Stock

           Authorized Shares. We are authorized to issue up to 100 million shares of common stock, par value $0.01 per share.

           Voting and Other Rights. Subject to the rights of any holders of any class of preferred stock outstanding, holders of our common stock will be entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter will be sufficient to authorize action upon routine matters. Directors are to be elected by a plurality of the votes cast, and our shareholders will not have the right to cumulate their votes in the election of directors.

           No Preemptive or Conversion Rights. Our common stock will not entitle its holders to any preemptive rights, subscription rights or conversion rights.

           Assets upon Dissolution. In the event of liquidation, holders of common stock would be entitled to receive proportionately any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of any of our preferred stock then outstanding.

           Distributions. Subject to the rights of holders of any class of preferred stock outstanding, holders of our common stock will be entitled to receive the dividends or distributions that the board of directors may declare out of funds legally available for these payments. Our payment of distributions will be subject to the restrictions of North Carolina law applicable to the declaration of distributions by a corporation. Under North Carolina law, a corporation may not make a distribution if as a result of the distribution the company would not be able to pay its debts or would not be able to satisfy any preferential rights preferred shareholders would have if the company were to be dissolved at the time of the distribution.

           Dividends. The terms of the new senior secured revolving credit facility entered into by our primary U.S. operating subsidiaries as well as the terms of the TIDES will impact directly or indirectly our ability to pay dividends. The senior secured revolving credit facility is expected to contain a limitation on dividend payments. In connection with the TIDES, Coltec is entitled to withhold interest payments to Coltec Capital Trust for up to 20 quarters. If these interest payments are withheld, Coltec would be unable to pay dividends to EnPro, which would limit our ability to pay a dividend to our shareholders during this period.

           Antitakeover Provisions. Our articles of incorporation and bylaws contain various provisions that may discourage or delay attempts to gain control of us. The articles of incorporation include provisions:

•	authorizing the board of directors to fix the size of the board between five and 11 directors and, upon an increase in the size of the board to nine or more directors, fixing the minimum size of the board thereafter at nine and classifying the board of directors into three classes, each class to serve for three years, with one class elected annually;

•	authorizing only the directors to fill vacancies on the board occurring between annual shareholder meetings, including vacancies created by an increase in the size of the board, except that upon the removal of a director by the shareholders at a meeting, the shareholders may fill the resulting vacancy at the same meeting;

•	permitting the removal of directors by shareholders only for cause by a vote of the holders of a majority of shares entitled to be voted in electing directors, voting as a single class;

•	authorizing only the board of directors, an executive committee of the board of directors, our Chairman and President to call a special meeting of shareholders;

•	requiring, for the approval of any business combination transaction with a person beneficially owning 5% or more of the outstanding shares of common stock, an 80% shareholder vote by holders entitled to vote in electing directors, voting as a single class, and a 66 2/3% vote of shares other than shares held by the 5% shareholder, unless the business combination is approved by disinterested directors; and

•	requiring an 80% shareholder vote by holders entitled to vote in electing directors, voting as a single class, to alter any of the above provisions.

           North Carolina has two takeover-related statutes: the Shareholder Protection Act and the Control Share Acquisition Act. The Shareholder Protection Act restricts business combination transactions involving a North Carolina public corporation and a beneficial owner of 20% or more of its voting stock. The Control Share Acquisition Act precludes an acquiror of the shares of a North Carolina public corporation who crosses one of three voting thresholds, 20%, 33 1/3% or 50%, from obtaining voting control of the shares unless a majority in interest of the disinterested shareholders of the corporation votes to grant voting power to the shares. Neither of these statutes applies to us because, as permitted by these statutes, we have elected not to be covered by them and have included a provision in our initial articles of incorporation reflecting that election.

           Advance Notice Requirements. Our bylaws include specific conditions governing the conduct of business at annual and special shareholders’ meetings and the nominations of persons for election as directors at annual shareholders’ meetings. Under our bylaws, any shareholder entitled to vote at an annual meeting may bring business before the meeting if the shareholder provides written notice to, and the notice is received by us, to the attention to the Office of Secretary at our principal executive offices, generally not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. For our annual meeting to be held in 2003, which will be our first annual meeting to be held after the distribution, the notice must be received between December 31, 2002 and January 30, 2003. Each notice must include:

•	for each matter, a brief description thereof and the reasons for conducting such business at the annual meeting;

•	the name and address of the shareholder proposing such business as well as any of the shareholders believed to be supporting the proposal;

•	the number of shares of each class of stock owned by such shareholders; and

•	any material interest of such shareholders in the proposal.

If a shareholder wants to include a proposal in our proxy statement for presentation at the 2003 annual meeting, the proposal must be received by us, attention of the Office of the Secretary at our principal executive offices, by December 1, 2002. We suggest that proposals for inclusion in the proxy statement, as well as any notice of a proposal or nomination to be present at an annual meeting, be sent by certified mail, return receipt requested.

Preferred Stock

           We are authorized to issue up to 50 million shares of preferred stock, $0.01 par value per share, which will include shares designated as Series A Junior Participating Preferred Stock in connection with our adoption of the shareholder rights plan described below. Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine dividend rates, liquidation prices, liquidation rights of holders, redemption, conversion and voting rights and other series terms. Our ability to issue an indeterminate number of shares of preferred stock with such rights, privileges and preferences as our board of directors may fix, as well as the existence of our shareholder rights plan, may have the effect of delaying or preventing a takeover or other change in control of EnPro.

Shareholder Rights Plan

           Our board of directors has approved, and before the date the distribution is completed we will adopt, a shareholder rights plan. The following is a summary of the terms of the rights plan. This summary does not include a detailed description of all of the terms of the proposed rights plan. We urge you to read carefully our rights plan, the form of which is filed as an exhibit to our registration statement on Form 10. Once the rights plan is adopted, we will provide a copy to shareholders free of charge upon request.

           Under the rights plan, we will issue as a dividend one preferred stock purchase right for each outstanding share of our common stock, effective immediately prior to the time of the distribution. The rights generally will not become exercisable until the earlier of:

•	the close of business on the tenth day after our public announcement that a person, entity or group (other than a subsidiary or employee benefit or stock ownership plan of EnPro and other specified persons) has acquired beneficial ownership of 15% or more of our outstanding common stock (such a person or group that acquires beneficial ownership in excess of 15% is called an “acquiring person”); and

•	the close of business on the tenth business day after a person, entity or group commences a tender or exchange offer, which if completed would result in that person, entity or group becoming an acquiring person.

           After a person, entity or group becomes an acquiring person, all holders of rights, except the acquiring person, will be able to exercise the rights upon payment of the purchase price to purchase shares of our common stock, or other securities or assets as determined by our board of directors, with a market value of two times the purchase price. The initial purchase price for the rights will be $65.00. If we are acquired in a merger or similar transaction, all holders of rights, except the acquiring person, will be able to exercise the rights upon payment of the purchase price to purchase shares of the acquiring corporation with a market value of two times the purchase price. The rights held by an acquiring person will be null and void.

           At any time before a person, entity or group becomes an acquiring person, our board of directors would be able to redeem the rights in whole, but not in part, at a price of $0.01 per right. At any time after a person, entity or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our board of directors would be able to exchange each right, except for rights held by any acquiring person, for one share of our common stock or an equivalent security. The rights will expire on the tenth anniversary of the date they were issued if they have not been previously exercised, exchanged or redeemed.

           As long as the rights are not exercisable, we will issue one right with each new share of common stock issued after the distribution, including shares of common stock issued under our proposed stock option plan.

           The rights plan is designed to protect our interests and the interests of our shareholders against coercive takeover tactics. The rights plan may have the effect of deterring unsolicited takeover proposals, as the rights would cause substantial dilution to an acquiring person.

Transfer Agent

           The transfer agent and registrar for our common stock is The Bank of New York.

DESCRIPTION OF OUR DEBT AND CONVERTIBLE PREFERRED SECURITIES

Overview

           In April 1998, Coltec Capital Trust, a Delaware business trust, placed with institutional investors $150 million principal amount of TIDES. Coltec, which will be our wholly owned subsidiary following the distribution, owns all of the common securities of Coltec Capital Trust. In connection with the issuance of the TIDES, Coltec issued the TIDES Debentures. Coltec Capital Trust has essentially no other assets or liabilities other than the TIDES Debentures. The obligations of Coltec Capital Trust with respect to the TIDES are guaranteed jointly and severally by Coltec and Goodrich. In April 1998, Coltec also issued $300 million aggregate principal amount of the Coltec Senior Notes.

           Following the distribution, the TIDES will remain an obligation of Coltec Capital Trust and the TIDES Debentures and Coltec’s guarantee of amounts owed by Coltec Capital Trust with respect to the TIDES will remain obligations of Coltec. Goodrich will continue to be a guarantor of amounts owed by Coltec Capital Trust with respect to the TIDES on a joint and several basis with Coltec and a guarantor of Coltec’s performance of its obligations with respect to the TIDES and TIDES Debentures. In connection with the distribution, we expect that EnPro will enter into a similar guarantee with respect to the TIDES and the TIDES Debentures. Goodrich has not nor will it guarantee any obligations of EnPro with respect to the TIDES. EnPro, Goodrich, Coltec and Coltec Capital Trust will enter into an indemnification agreement that outlines the obligations of the various parties with respect to the TIDES and under which EnPro, Coltec and Coltec Capital Trust indemnify Goodrich from any costs and liabilities arising under or related to the TIDES after the distribution. Goodrich has no indemnity obligations to EnPro, Coltec or Coltec Capital Trust under the indemnification agreement.

           Prior to the distribution, Goodrich offered to exchange new Goodrich securities for the outstanding Coltec Senior Notes. Goodrich purchased all $296.9 million of Coltec Senior Notes tendered pursuant to the offer. Coltec intends to purchase all of these notes from Goodrich in exchange for a $201.9 million Coltec Debenture and $95 million in cash, after which such notes will be cancelled. The cash portion of the purchase price will be financed through an intercompany loan from Goodrich. The Coltec Debenture will be contributed by Goodrich to EnPro and those notes will remain an outstanding obligation of Coltec to us, which, for accounting purposes, will be eliminated upon consolidation in our financial statements going forward. The $3.1 million of Coltec Senior Notes that remain outstanding following completion of the exchange offer will remain obligations of Coltec after the distribution.

           Approximately $12 million of industrial revenue bonds, together with approximately $1 million of other long-term debt, will continue to be obligations of Coltec following the distribution.

           Our primary U.S. operating subsidiaries have executed a credit agreement dated May 16, 2002 for a new senior secured revolving credit facility and we expect that the credit facility will become effective at the time we complete the distribution. The revolving credit facility will be secured by receivables, inventories, equipment, intellectual property, insurance receivables and all other personal property assets of EnPro and its U.S. subsidiaries and by a pledge of 65% of the capital stock of their direct foreign subsidiaries. The maximum available amount under the revolving credit facility will be $60 million and we anticipate that as of the date of the distribution the initial availability under this facility will be approximately $50 million. On the date of the distribution we expect that certain letters of credit will be issued under the facility in an aggregate amount of less than $2 million. We do not anticipate other borrowings under the facility for the foreseeable future.

           We expect to have approximately $166 million of total debt and TIDES outstanding at the time of the distribution.

           The terms of the senior secured revolving credit facility as well as the terms of the TIDES, TIDES Debentures and the Coltec Senior Notes are described below in more detail.

Existing Debt

TIDES

           There are currently 3,000,000 TIDES outstanding.

           TIDES Liquidation Preference. In the event of the liquidation of the trust, the holders of the TIDES will be entitled to receive, for each TIDES, a liquidation preference of $50 plus accrued and unpaid distributions thereon to the date of payment, unless the TIDES Debentures are distributed to the holders of the TIDES in connection with the liquidation.

           TIDES Distributions. Holders of the TIDES are entitled to receive cumulative cash distributions at an annual rate of 5 1/4% of the liquidation preference of $50 per TIDES, accruing from the date of original issuance and payable quarterly in arrears on each January 15, April 15, July 15 and October 15. All TIDES distributions have been paid when due since the original issuance of the TIDES. Since the only assets of Coltec Capital Trust are the TIDES Debentures, Coltec Capital Trust is dependent upon the interest payments due from time to time on the TIDES Debentures in order to make the required distributions on the TIDES.

           Under the terms of the indenture governing the TIDES and the TIDES Debentures, Coltec has the right to defer the interest payments due from time to time on the TIDES Debentures for successive periods not exceeding 20 consecutive quarters for each such period. As a consequence, quarterly distributions on the TIDES would be deferred by Coltec Capital Trust, but would continue to accumulate quarterly and accrue interest, to the extent permitted by law, until the end of any such interest deferral period.

           Guarantees. The payment of TIDES distributions and any payments due to holders of the TIDES upon liquidation of the trust are fully and unconditionally guaranteed by Coltec and Goodrich on a joint and several basis. Following the distribution, these obligations are also expected to be guaranteed by EnPro, on the same basis. Goodrich has not nor will it guarantee any obligations of EnPro with respect to the TIDES. The obligations of Coltec and Goodrich and, following the distribution, EnPro, under their respective guarantees, however, are or, in the case of EnPro, will be, subordinate and junior in right of payment to all of their respective senior debt. The guarantees do not cover payment of distributions if the failure to make a distribution is because the trust does not have sufficient funds to make the distribution, even if the failure to have such funds is as a result of Coltec’s failure to pay interest, when due, on the TIDES Debentures or if Coltec defers interest payments on the TIDES Debentures as it is permitted to do. In this situation, the only remedy would be to cause the trust to pursue its remedies as the sole holder of the TIDES Debentures.

           Conversion. Following the distribution and until April 15, 2028, each TIDES will be convertible, at the option of the holder, into a combination of 0.955248 of a share of Goodrich common stock and 0.1910496 of a share of EnPro common stock, subject to adjustment. Should the holders exercise their right to convert the TIDES, Coltec would be required to deliver shares of Goodrich and EnPro common stock to the holders as promptly as practicable on or after the conversion date and in connection therewith would be required to purchase shares of Goodrich common stock on the open market, directly from Goodrich or by exercising its call options on Goodrich common stock discussed below. Coltec may not have sufficient cash on hand or the ability to finance these transactions in the time period required by the agreements relating to the TIDES. Failure to honor conversion rights would be a default under the TIDES agreements.

           Further, the value of Goodrich and EnPro common stock may increase to the level where Coltec’s cost to acquire shares in a conversion could exceed, with no maximum, the aggregate liquidation value of the TIDES of $150 million. Coltec has purchased call options on 2,865,744 shares of Goodrich common stock, with an exercise price of $52.34 per share, which represents the total Goodrich shares that would be required if all TIDES holders convert. The call options provide for either an adjustment to the exercise price or a cash payment, at Coltec’s option, if there is a change in the cash dividends paid on Goodrich common stock. On May 17, 2002 Goodrich announced that its board of directors approved a change to Goodrich’s quarterly dividend from 27.5 cents per share to 20 cents per share of common stock. Coltec’s management is evaluating the impact of the reduction in the dividend and has not decided which option it will elect. One-third of these call options expire in March 2005, and the remainder expire in March 2007. Until they expire, the call options provide protection against Coltec’s risk that the cash required to finance conversions of the TIDES would exceed the TIDES liquidation value. While Coltec has hedged its exposure to conversion costs in excess of the aggregate liquidation value of the TIDES as described earlier, we cannot be certain that Coltec will have the financial resources to redeem these securities or effectively hedge this exposure to potential conversion costs in excess of the aggregate liquidation value of the TIDES beyond the term of the call options.

           Dissolution of Trust. In the event of changes in applicable law or legal interpretations thereof that have certain adverse tax consequences or which cause the trust to be required to register as an “investment company” under the Investment Company Act of 1940, Coltec is required to cause the trust to be dissolved. The trust may be dissolved at any time by Coltec, as the holder of the trust’s common securities, and will automatically be dissolved upon certain events of bankruptcy and insolvency relating to Coltec. If the trust is dissolved for any reason, after satisfaction of liabilities to creditors of the trust as provided by applicable law, Coltec is required to cause TIDES Debentures to be distributed to the holders of the TIDES on a pro rata basis.

           Redemption. Upon the repayment in full of the TIDES Debentures, at maturity or upon earlier redemption, in whole or in part, the proceeds of such repayment or redemption must be used by the trust to redeem, on a pro rata basis, a like amount of TIDES at a redemption price equal to (i) in the case of a repayment or redemption of the TIDES Debentures at maturity or upon a tax event which would cause the trust to be dissolved as described above, the liquidation amount of the TIDES plus any accrued and unpaid distributions to the date of redemption, and (ii) in the case of any optional redemption of the TIDES Debentures, at the redemption price for the TIDES Debentures redeemed as described below under “— TIDES Debentures,” plus any accrued and unpaid distributions to the date of redemption.

           Restrictive Covenants. The terms of the TIDES limit the ability of Coltec Capital Trust to merge with or into, consolidate, amalgamate or be replaced, or to convey, transfer or lease its assets and properties substantially as an entirety.

           Events of Default. The TIDES contain customary events of default, including:

•	the occurrence of an event of default with respect to the TIDES Debentures;

•	a failure by the trust to make any distribution when due, subject to a 30-day grace period;

•	a failure by the trust to pay any redemption price when due;

•	a default in the performance or breach, in any material respect of any other covenant contained in the trust declaration, subject to a 60-day grace period; and

•	certain events of bankruptcy or insolvency of the property trustee, if a successor is not appointed within 60 days.

           If there is an event of default with respect to the TIDES, the TIDES will have a preference as to any and all dividends and distributions made by the trust.

TIDES Debentures

           Interest and Maturity. There are currently $150 million aggregate principal amount of TIDES Debentures outstanding. The TIDES Debentures bear interest at the rate of 5 1/4% per annum and mature April 15, 2028. Interest is payable quarterly in arrears on each January 15, April 15, July 15 and October 15. Coltec has the right to defer the interest payments due from time to time on the TIDES Debentures for successive periods not exceeding 20 consecutive quarters for each such period.

           Ranking. The TIDES Debentures are subordinate and junior in right of payment to all existing and future senior debt of Coltec, including the Coltec Senior Notes. In the event of certain payment and other defaults with respect to Coltec senior debt, the holders of the senior debt have the right to suspend payments on the TIDES Debentures, including interest payments, for a period of time.

           Redemption. The TIDES Debentures are redeemable, at Coltec’s option, in whole or in part, from time to time, until maturity at a price of $50.88 per $50 principal amount of the TIDES Debentures through April 20, 2003, $50.44 per TIDES through April 20, 2004, and $50 per TIDES thereafter, plus accrued and unpaid distributions thereon to the redemption date. The TIDES Debentures are also redeemable, at Coltec’s option, in whole but not in part, in the event of changes in applicable law or legal interpretations thereof that have certain adverse tax consequences.

           Restrictive Covenants. If an event of default with respect to the TIDES or TIDES Debentures shall have occurred and be continuing or if Coltec defers interest payments on the TIDES Debentures, during the continuance of any such event of default or deferral, Coltec will be subject to restrictions on its activities, subject to limited exceptions, including its ability to, among other things:

•	declare and pay dividends and other distributions;

•	redeem, repay or repurchase any other debt securities that rank equal with or junior in right of payment to the TIDES Debentures; and

•	make any payment with respect to a guarantee of indebtedness of any of its subsidiaries.

           In addition, the terms of the indenture governing the TIDES Debentures limit the ability of Coltec to consolidate or merge with or into any other person or entity or sell or lease its assets as, or substantially as, an entirety to any person or entity.

           Events of Default. The indenture governing the TIDES Debentures contains customary events of default, including:

•	nonpayment of principal, premium or interest when due;

•	noncompliance with covenants or other obligations;

•	failure to issue and deliver Goodrich and, after the distribution, EnPro common stock upon conversion;

•	Coltec’s bankruptcy or insolvency; and

•	the voluntary or involuntary dissolution of the trust.

           If an event of default with respect to the TIDES Debentures occurs and is continuing, the trust, as the holder of the TIDES Debentures, will have the right to declare the entire principal amount of, plus any accrued and unpaid interest, to be immediately due and payable.

Coltec Senior Notes

           There are currently $3.1 million aggregate principal amount of Coltec Senior Notes outstanding.

           Interest and Maturity. The Coltec Senior Notes bear interest at a rate of 7 1/2% per annum and mature April 15, 2008. Interest is payable semi-annually in arrears on each April 15 and October 15.

           Ranking. The Coltec Senior Notes are senior obligations of Coltec and rank equal in right of payment with all other existing and future senior debt of Coltec and senior in right of payment to all existing and future obligations of Coltec that are expressly subordinated to the Coltec Senior Notes, including the TIDES Debentures.

           Redemption. The Coltec Senior Notes are redeemable, in whole or in part, at any time and from time to time, at Coltec’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes and (ii) the sum of the present value of the remaining scheduled payments of principal and interest on the notes from the redemption date to the maturity date, discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at a comparable treasury rate plus 37.5 basis points, plus accrued interest thereon to the date of redemption.

           Restrictive Covenants. The indenture governing the Coltec Senior Notes limits the ability of Coltec to:

•	incur liens;

•	enter into sale-leaseback transactions; and

•	merge or consolidate or sell all or substantially all of its assets.

           Events of Defaults. The indenture governing the Coltec Senior Notes contains customary events of default, including:

•	nonpayment of principal, premium or interest when due;

•	noncompliance with covenants or other obligations;

•	payment defaults in respect of, or acceleration of, other indebtedness in an aggregate amount equal to or greater than $30 million;

•	any judgment for the payment of money in excess of $30 million is entered against Coltec and remains unpaid for a period of 60 days; and

•	Coltec’s bankruptcy or insolvency.

           If an event of default with respect to the Coltec Senior Notes occurs and is continuing, the trustee and/or the holders of at least 25% of the aggregate principal amount of the Coltec Senior Notes have the right to declare the entire principal amount of, plus any accrued and unpaid interest, to be immediately due and payable.

Industrial Revenue Bonds

           We have additional long-term debt of approximately $12 million related to industrial revenue bonds issued in 1993 that mature in 2009.

New Senior Secured Revolving Credit Facility

           General. EnPro’s primary U.S. operating subsidiaries have executed a credit agreement dated May 16, 2002 for a new senior secured revolving credit facility and we expect that the credit facility will become effective at the time we complete the distribution. We expect to be able to use the new revolving credit facility for working capital and general corporate purposes.

           The credit agreement for the senior secured revolving credit facility is with a syndicate of lenders and Bank of America, N.A. as administrative agent and collateral agent for these lenders. Although the credit agreement has been signed, the related loan documents remain subject to finalization and approval and the closing of this facility will not be completed unless specified conditions have been met. These conditions include, among other things, the satisfactory completion of the distribution and the delivery of a satisfactory legal opinion relating to the security interest in insurance receivables. We cannot assure you that we will be able to satisfy all of these conditions. Even if we satisfy these conditions at closing, our ability to borrow under the new revolving credit facility from time to time thereafter will be subject to our compliance with certain covenants and a borrowing base.

           Revolving Credit Facility. The maximum available amount under the revolving credit facility will be $60 million and we anticipate that as of the date of the distribution the initial availability under this facility will be approximately $50 million. On the date of the distribution we expect that certain letters of credit will be issued under the facility in an aggregate amount of less than $2 million. Up to $15 million of availability under the revolving credit facility can be used by us for letters of credit. We do not anticipate other borrowings under the facility for the foreseeable future.

           The amount available at any time under the revolving credit facility will be determined based on the borrowing base of the borrowers. For the borrowers other than Garlock, the borrowing base is a percentage of their eligible accounts receivable and inventory. Subject to various restrictions, Garlock may borrow revolving loans based upon a percentage of its borrowing base of accounts receivables plus an additional percentage of receivables due to it under various insurance policies. The ability to use the insurance receivables in the Garlock borrowing base is subject to the consent of the insurance companies, the delivery of legal opinions and various other conditions and we cannot assure you that we can obtain the required consents or opinions or meet the other conditions.

           Interest Rates. The interest rates per annum applicable to the revolving credit facility are LIBOR plus a margin of 2.75% or, at our option, the Bank of America, N.A. prime rate plus a margin of 1.5%. In addition, we are obligated to pay a per annum commitment fee on the unused portion of the revolving credit facility. The commitment fee will be 1% when we are using less than one-third of the facility, .75% if we are using between one-third and two-thirds of the facility, and .50% if we are using more than two-thirds of the facility.

           Guarantees. All of the obligations under the revolving credit facility will be unconditionally and irrevocably guaranteed jointly and severally by us and by our existing and future domestic subsidiaries, with the exception of certain dormant subsidiaries having no material assets.

           Security. The revolving credit facility will be secured by receivables, inventories, equipment, intellectual property, insurance receivables and all other personal property assets of EnPro and its U.S. subsidiaries and by a pledge of 65% of the capital stock of their direct foreign subsidiaries.

           Financial and Other Covenants. The revolving credit facility will include a financial covenant that sets a minimum fixed charge coverage ratio requirement. The financial covenant will be effective only when the unused borrowing availability under the facility is $30 million or less. The revolving credit facility also will include customary affirmative and negative covenants, including limitations on liens, limitations on mergers, consolidations and dispositions of assets, limitations on acquisitions and other investments, limitations on incurrence of debt and prepayment of debt (other than the facility), limitations on sale leaseback transactions, limitations on dividends, limitations on transactions with affiliates and limitations on the nature of business conducted, in each case subject to certain exceptions as set forth in the credit agreement.

           Events of Default. The revolving credit facility will include events of default consistent with transactions of this type, including nonpayment of principal, interest or fees, violations of covenants, inaccuracy of representations and warranties, a cross-default to other material indebtedness, bankruptcy events, and a change in control.

SHARES ELIGIBLE FOR FUTURE SALE

           Sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock. Upon completion of the distribution, we will have outstanding an aggregate of 20,388,437 shares of our common stock based upon the shares of Goodrich common stock outstanding as of May 23, 2002, assuming no exercise of outstanding options and excluding Goodrich common stock held directly or indirectly by Goodrich. We expect the shares owned by the Goodrich subsidiary to be eliminated prior to the distribution and/or that this subsidiary will waive any rights that it would have to receive EnPro shares in the distribution. All of the shares will be freely tradeable without restriction or further registration under the Securities Act of 1933 unless the shares are owned by our affiliates, as that term is defined in Rule 405 under the Securities Act. Shares held by affiliates may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act such as Rule 144, which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our new option plans.

Rule 144

           In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 203,884 shares of common stock immediately after the distribution based on the number of Goodrich shares outstanding as of May 23, 2002; or

•	the average weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice of Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Employee Stock Options

           We intend to grant shares of our common stock pursuant to the stock plans we expect to adopt subject to restrictions. In the future, we may adopt new plans and issue options to purchase shares of our common stock. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these stock plans. Shares issued pursuant to awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Our articles of incorporation provide for indemnification of our officers and directors to the extent permitted by North Carolina law, which generally permits indemnification for actions taken by officers or directors as our representatives except if the officer or director knew or believed at the time that the action was clearly in conflict with the best interests of our corporation. We have entered into indemnification agreements with our officers and directors to specify the terms of our indemnification obligations. In general, these indemnification agreements provide that we will:

•	indemnify our directors and officers to the fullest extent now permitted under current law and to the extent the law later is amended to increase the scope of permitted indemnification;

•	advance payment of expenses to a director or officer incurred in connection with an indemnifiable claim, subject to repayment if it is later determined that the director or officer was not entitled to be indemnified;

•	reimburse the director or officer for any expenses incurred by the director or officer in seeking to enforce the indemnification agreement; and

•	have the opportunity to participate in the defense of any indemnifiable claims against the director or officer.

           In accordance with North Carolina law, the articles of incorporation contain a provision eliminating the personal liability of directors to EnPro and its shareholders for monetary damages for breaches of their fiduciary duties, except for acts or omissions that the director knew or believed at the time to be clearly in conflict with our best interests, for authorizing unlawful distributions to shareholders and for transactions in which the director receives an improper personal benefit. Under North Carolina law, an “improper personal benefit” does not include reasonable compensation and incidental benefits for service as a director. The applicable provisions of North Carolina law pertain only to breaches of duty by directors as directors and not in any other corporate capacity, including as officers. As a result of the inclusion of these provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

           The distribution agreement that we will enter into with Coltec and Goodrich provides for indemnification by us of Goodrich and its directors, officers and employees for some liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, in connection with the distribution.

AVAILABLE INFORMATION

           We have filed with the Securities and Exchange Commission a registration statement under the Securities Exchange Act of 1934 and the rules and regulations promulgated under the Securities Exchange Act with respect to the shares of our common stock and the associated preferred stock purchase rights being distributed to Goodrich’s shareholders in the distribution. This information statement does not contain all of the information set forth in the registration statement and its exhibits and schedules, to which reference is made. Statements in this information statement as to the contents of any contract, agreement or other document are qualified in all respects by reference to the contract, agreement or document. If we have filed any of those contracts, agreements or other documents as an exhibit to the registration statement, we urge you to read the full text of such contract, agreement or document for a more complete understanding of the document or matter involved. For further information with respect to us and our common stock, we refer you to the registration statement, including its exhibits and the schedules filed as a part of it. You may read and copy the registration statement and its exhibits and schedules at the Securities and Exchange Commission’s headquarters located at SEC Headquarters, 450 Fifth Street, N.W., Washington, D.C. 20549.

           You may also obtain copies of the registration statement by mail from the Office of Investor Education and Assistance of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or by telephone at 800/SEC-0330. You may obtain information on the operation of the Office of Investor Education and Assistance by calling the Securities and Exchange Commission at 800/SEC-0330. The registration statement is available to the public from commercial document retrieval services and at the Securities and Exchange Commission’s World Wide Website located at www.sec.gov.

           We intend to furnish the holders of our common stock with annual reports containing financial statements audited by an independent public accounting firm. We also intend to furnish other reports as we may determine or as required by law. In addition, after the date of distribution, we intend to maintain a world wide website located at www.enproindustries.com.

           After the distribution, we will be subject to the informational requirements of the Securities Exchange Act and will therefore be required to file reports, proxy statements and other information with the Securities and Exchange Commission. Information that we file with the Securities and Exchange Commission after the date of this information statement will automatically supersede the information in this information statement and any earlier filed incorporated information. You may read these reports, proxy statements and other information and obtain copies of these documents and information as described above.

           No person is authorized to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

INDEX TO FINANCIAL STATEMENTS

Audited Balance Sheet of EnPro Industries, Inc.
Report of Independent Auditors	F-2
Balance Sheet at January 23, 2002	F-3
Note to Balance Sheet	F-4

Audited Consolidated Financial Statements of Coltec Industries Inc (a subsidiary of Goodrich Corporation):
Report of Independent Auditors	F-5
Consolidated Balance Sheets at December 31, 2001 and 2000	F-6
Consolidated Statements of Income for the Years Ended December 31, 2001, 2000 and 1999	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999	F-8
Consolidated Statements of Parent Company Investment (Deficit) for the Years Ended December 31, 2001, 2000 and 1999	F-9
Notes to Consolidated Financial Statements	F-10

Interim Condensed Consolidated Financial Statements of Coltec Industries Inc (A subsidiary of Goodrich Corporation):
Condensed Consolidated Balance Sheets at March 31, 2002 (Unaudited) and December 31, 2001	F-33
Condensed Consolidated Statements of Income (Unaudited) for the Three Months Ended March 31, 2002 and 2001	F-34
Condensed Consolidated Statements of Cash Flows (Unaudited) for the Three Months Ended March 31, 2002 and 2001	F-35
Notes to Unaudited Condensed Consolidated Financial Statements	F-36

Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors of
EnPro Industries, Inc.

           We have audited the accompanying balance sheet of EnPro Industries, Inc. (a wholly-owned subsidiary of Goodrich Corporation) as of January 23, 2002. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

           We conducted our audit in accordance with auditing standard generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

           In our opinion, such balance sheet presents fairly, in all material respects, the financial position of EnPro Industries, Inc. (a wholly-owned subsidiary of Goodrich Corporation) as of January 23, 2002 in conformity with accounting principles generally accepted in the United States.

Charlotte, North Carolina
January 23, 2002

ENPRO INDUSTRIES, INC.

BALANCE SHEET

January 23, 2002

ASSETS
Cash	$1,000

$1,000

SHAREHOLDERS’ EQUITY
Preferred stock — $0.01 par value — Authorized 50,000,000 shares	$—
Common stock — $0.01 par value — Authorized 100,000,000 shares; issued 1,000 shares	10
Additional paid-in capital	990

$1,000

See Note to Balance Sheet

ENPRO INDUSTRIES, INC.

NOTE TO BALANCE SHEET

BASIS OF PRESENTATION

           The balance sheet of EnPro Industries, Inc. (“EnPro”) consists of the accounts of a wholly owned subsidiary of Goodrich Corporation (“Goodrich”). EnPro was incorporated in North Carolina on January 11, 2002 in anticipation of a proposed distribution of Goodrich’s engineered industrial products business. The distribution, which is expected to be completed in 2002, will result in the transfer to EnPro of the assets and liabilities of Goodrich’s engineered industrial products business. Shares of EnPro common stock (including the associated preferred stock purchase rights) will be distributed in a tax free spin-off, with each Goodrich shareholder receiving one share of EnPro common stock (including an associated preferred stock purchase right) for every five shares of Goodrich common stock owned.

Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors of

Goodrich Corporation

           We have audited the accompanying consolidated balance sheets of Coltec Industries Inc and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and parent company investment (deficit) for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coltec Industries Inc and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Charlotte, North Carolina

March 14, 2002, except for
Note W, as to which the date is
May 21, 2002

COLTEC INDUSTRIES INC

(A Subsidiary of Goodrich Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2001	2000

	(dollars in millions)
ASSETS
Current Assets
Cash and cash equivalents	$25.9	$21.6
Accounts and notes receivable	82.2	45.0
Asbestos insurance receivable	90.8	90.3
Inventories	83.0	65.9
Deferred income taxes	5.2	5.2
Prepaid expenses and other assets	5.6	3.9

Total Current Assets	292.7	231.9

Property, plant and equipment — net	138.2	124.9
Prepaid pension	90.8	71.7
Goodwill — net	146.1	79.9
Identifiable intangible assets — net	64.5	7.0
Asbestos insurance receivable	202.8	195.4
Other assets	64.2	62.4
Assets of discontinued operations	475.2	482.2

Total Assets	$1,474.5	$1,255.4

LIABILITIES AND PARENT COMPANY INVESTMENT (DEFICIT)
Current Liabilities
Short-term bank debt	$0.3	$0.7
Accounts payable	47.1	37.4
Accrued asbestos liability	150.3	182.8
Other accrued expenses	69.0	50.7
Income taxes payable	59.8	86.5
Current maturities of long-term debt	1.6	2.5

Total Current Liabilities	328.1	360.6

Long-term debt	313.0	314.8
Pension obligations	17.3	13.7
Postretirement benefits other than pensions	12.1	12.6
Deferred income taxes	46.2	7.5
Retained liabilities of previously owned businesses	57.8	55.9
Environmental liabilities	21.8	29.3
Asbestos liability	20.6	48.4
Minority interests	9.0	7.1
Other non-current liabilities	14.9	19.4
Liabilities of discontinued operations	207.3	263.6
Commitments and contingent liabilities	—	—
Mandatorily redeemable convertible preferred securities of trust (TIDES)	150.0	149.3
Parent Company Investment (Deficit)	276.4	(26.8)

Total Liabilities and Parent Company Investment (Deficit)	$1,474.5	$1,255.4

See Notes to Consolidated Financial Statements

COLTEC INDUSTRIES INC

(A Subsidiary of Goodrich Corporation)

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,

	2001	2000	1999

	(dollars in millions)
Sales	$628.3	$654.4	$665.7
Operating Costs and Expenses:
Cost of sales	445.7	430.1	418.3
Selling and administrative expenses	126.1	120.2	150.6
Merger-related and consolidation costs	3.8	1.4	128.4

	575.6	551.7	697.3

Operating income (loss)	52.7	102.7	(31.6)
Interest expense	(26.9)	(27.4)	(36.8)
Interest income	0.5	0.3	0.9
Other income (expense) — net	(3.1)	(4.3)	3.1

Income (loss) before income taxes and distributions on convertible preferred securities of trust (TIDES)	23.2	71.3	(64.4)
Income tax (expense) benefit	(8.7)	(26.7)	10.3
Distributions on convertible preferred securities of trust (TIDES)	(7.9)	(7.9)	(7.9)

Income (loss) from continuing operations	6.6	36.7	(62.0)
Income from discontinued operations — net of taxes	94.1	64.2	61.9

Net income (loss)	$100.7	$100.9	$(0.1)

See Notes to Consolidated Financial Statements

COLTEC INDUSTRIES INC

(A Subsidiary of Goodrich Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2001	2000	1999

	(dollars in millions)
OPERATING ACTIVITIES
Net income (loss)	$100.7	$100.9	$(0.1)
Net income from discontinued operations	(94.1)	(64.2)	(61.9)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Merger-related and consolidation costs:
Expenses	3.8	1.4	128.4
Payments	(1.1)	(4.0)	(120.9)
Expenditures for asbestos-related litigation	(162.7)	(119.7)	(84.5)
Proceeds from asbestos-related insurance	87.9	83.3	65.2
Depreciation and amortization	28.8	26.6	24.4
Deferred income taxes	38.7	18.0	(30.6)
Net gain on sale of businesses	—	—	(5.0)
Change in assets and liabilities, net of effects of acquisitions and divestitures of businesses:
Receivables	12.7	1.4	7.0
Sale of receivables	(30.5)	2.5	—
Inventories	(8.1)	4.1	10.2
Other current assets	(0.9)	1.5	4.9
Accounts payable	7.9	(16.0)	—
Accrued expenses	5.3	4.6	(12.4)
Income taxes payable	(26.5)	(118.9)	27.8
Other non-current assets and liabilities	(24.6)	(36.3)	(35.1)

Net cash used by operating activities of continuing operations	(62.7)	(114.8)	(82.6)

INVESTING ACTIVITIES
Purchases of property	(16.4)	(14.3)	(24.1)
Proceeds from sale of property	1.7	0.5	—
Payments made in connection with acquisitions, net of cash acquired	(155.1)	—	—

Net cash used by investing activities of continuing operations	(169.8)	(13.8)	(24.1)

FINANCING ACTIVITIES
Increase (decrease) in short-term debt	(0.7)	0.7	—
Decrease in long-term revolving credit facility, net	—	—	(159.5)
Repayment of long-term debt	(2.7)	(9.2)	(4.3)
Distributions on convertible preferred securities of trust (TIDES)	(7.9)	(7.9)	(7.9)
Net transfers (to)/from Parent	203.1	(38.1)	246.0

Net cash provided (used) by financing activities of continuing operations	191.8	(54.5)	74.3

DISCONTINUED OPERATIONS
Net cash provided by discontinued operations	44.6	190.4	25.7
Effect of Exchange Rate Changes on Cash and Cash Equivalents	0.4	(0.8)	—

Net Increase (Decrease) in Cash and Cash Equivalents	4.3	6.5	(6.7)
Cash and Cash Equivalents at Beginning of Period	21.6	15.1	21.8

Cash and Cash Equivalents at End of Period	$25.9	$21.6	$15.1

See Notes to Consolidated Financial Statements

COLTEC INDUSTRIES INC

(A Subsidiary of Goodrich Corporation)

CONSOLIDATED STATEMENTS OF PARENT COMPANY INVESTMENT (DEFICIT)

	Year Ended December 31,

	2001	2000	1999

	(dollars in millions)
Parent Company Deficit, Beginning of Year	$(26.8)	$(86.1)	$(331.9)
Net income (loss)	100.7	100.9	(0.1)
Cumulative translation adjustment	(0.5)	(3.9)	(0.1)
Minimum pension liability adjustment	(0.1)	0.4	—

Comprehensive income (loss)	100.1	97.4	(0.2)
Net transfers (to)/from Parent	203.1	(38.1)	246.0

Parent Company Investment (Deficit), End of Year	$276.4	$(26.8)	$(86.1)

See Notes to Consolidated Financial Statements

COLTEC INDUSTRIES INC

(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.     Overview and Basis of Presentation

           Coltec Industries Inc (“Coltec” or “the Company”) is a leader in the design, development, manufacturing and marketing of well recognized, proprietary engineered industrial products that include sealing products, bearings, air compressors and heavy-duty diesel and natural gas engines.

Overview

           In September 2001, Goodrich Corporation (“Goodrich” or the “Parent”) announced that its Board of Directors had approved in principle the tax-free spin-off of its Engineered Industrial Products (“EIP”) business to shareholders (the “Distribution”). The Distribution will be effected through a tax-free distribution to Goodrich shareholders of all of the capital stock of EnPro Industries, Inc. (“EnPro”), a newly formed wholly owned subsidiary of Goodrich.

           The EIP business, as well as an aerospace business, is currently owned by Coltec, a wholly owned subsidiary of Goodrich. Prior to the Distribution, Coltec’s aerospace business (“Coltec Aerospace”) will assume all intercompany balances outstanding between Coltec and Goodrich and Coltec will then transfer to Goodrich by way of a dividend (the “Aerospace Dividend”) all of the assets, liabilities and operations of Coltec Aerospace, including these assumed balances. Following the Distribution, Coltec will be a wholly owned subsidiary of EnPro and Coltec Aerospace will be owned by Goodrich.

           The Distribution is subject to certain conditions. No consents are required from Goodrich security holders or the holders of Coltec’s outstanding debt securities to complete the Distribution.

Basis of Presentation

           These financial statements present Coltec’s consolidated financial condition, results of operations and cash flows as it operated as a wholly owned subsidiary of Goodrich, including certain adjustments and allocations necessary for a fair presentation of the business (see Note C). As noted above, prior to the Distribution, Coltec will transfer Coltec Aerospace to Goodrich. The transfer of Coltec Aerospace to Goodrich represents the disposal of a segment under APB Opinion No. 30 (“APB 30”). Accordingly, Coltec Aerospace has been accounted for as a discontinued operation and the revenues, costs and expenses, assets and liabilities, and cash flows have been segregated in the Company’s Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Unless otherwise noted, disclosures herein pertain to the Company’s continuing operations.

           As a result of the Aerospace Dividend, Goodrich will retain the net assets of Coltec Aerospace, which have been reflected as Assets and Liabilities of Discontinued Operations in the Company’s Consolidated Balance Sheets. Coltec Aerospace will also retain certain other assets and liabilities of the Company, including the assumed intercompany balances and other assets and liabilities relating primarily to pensions, postretirement benefits other than pensions and income taxes.

           Coltec has outstanding certain debt the most significant of which are Coltec’s 7 1/2% Senior Notes due 2008 (the “Coltec Senior Notes”) and convertible trust preferred securities (the “TIDES”). The TIDES will remain obligations of Coltec after the distribution. Goodrich intends to make an offer to exchange the Coltec Senior Notes for debt securities of Goodrich having similar terms. There can be no guarantee, however, that this exchange offer will occur. Coltec intends to purchase a portion of the Coltec Senior Notes surrendered for exchange in the exchange offer, which will be financed through an intercompany loan from Goodrich. The remaining portion of Coltec Senior Notes accepted by Goodrich for exchange will be contributed to EnPro in connection with the Distribution and would thereafter be an intercompany obligation of Coltec to EnPro, which will be eliminated upon consolidation in EnPro’s consolidated financial statements going forward.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           All significant transactions among the Company’s operations have been eliminated. Intercompany balances existing between the Company and Goodrich or its subsidiaries, including the loans from Goodrich to Coltec to finance the purchase by Coltec of the Coltec Senior Notes, will be assumed by Coltec Aerospace prior to the Distribution and the Aerospace Dividend, and, accordingly, have been or will be reflected within the Parent Company Investment line within the accompanying Consolidated Balance Sheets.

           Management believes that the assumptions underlying the consolidated financial statements are reasonable. However, the financial information in these financial statements does not necessarily include all of the expenses that would have been incurred by Coltec had it been a separate, stand-alone entity and may not necessarily reflect what Coltec’s consolidated financial condition, results of operations and cash flows would have been had Coltec been a stand-alone entity during the periods presented or what Coltec’s consolidated financial condition, results of operations and cash flows may be in the future.

B.     Significant Accounting Policies

           Principles of Consolidation The Consolidated Financial Statements reflect the accounts of the Company and its majority-owned subsidiaries. Intercompany accounts and transactions are eliminated.

           Cash Equivalents Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase.

           Inventories Certain domestic inventories are valued by the last-in, first-out (“LIFO”) cost method. Inventories not valued by the LIFO method are valued using first-in, first-out (“FIFO”), and are recorded at the lower of cost or market.

           Long-Lived Assets Property, plant and equipment is recorded at cost. Depreciation and amortization is computed principally using the straight-line method over the following estimated useful lives: buildings and improvements, 15 to 40 years; machinery and equipment, 5 to 15 years. Repairs and maintenance costs are expensed as incurred.

           Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses and is amortized using the straight-line method, in most cases over 20 to 40 years. Goodwill amortization is recorded in cost of sales.

           Identifiable intangible assets are recorded at cost, or when acquired as a part of a business combination, at estimated fair value. These assets include patents and other technology agreements, trademarks, licenses and non-compete agreements. They are amortized using a method that reflects the pattern in which the economic benefits of the assets are consumed or the straight-line method over estimated useful lives of 5 to 25 years.

           Impairment of long-lived assets and related goodwill is recognized when events or changes in circumstances indicate that the carrying value of the asset, or related groups of assets, may not be recoverable and the estimate of undiscounted cash flows over the asset’s remaining estimated useful life are less than the asset’s carrying value. Measurement of the amount of impairment is based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

           Revenue and Income Recognition Revenue is recognized at the time products are shipped, or services are rendered.

           Financial Instruments Financial instruments recorded on the balance sheet include cash and cash equivalents, accounts and notes receivable, asbestos insurance receivable, accounts payable and debt. Because of their short maturity, the carrying value of cash and cash equivalents, accounts and notes receivable, asbestos insurance receivable, accounts payable and short-term bank debt approximates fair value. Fair value of long-term investments is based on quoted market prices. Fair value of long-term debt is based on quoted market prices or on rates available to the Parent for debt with similar terms and maturities (which may not be indicative of rates available to the Company as an unaffiliated entity).

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           Derivative Instruments Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and that changes in a derivative’s fair value be recognized currently in earnings unless specific hedge criteria are met. In its adoption of SFAS 133, the Company, as permitted by the transition provisions therein, elected not to apply the provisions of SFAS 133 to embedded derivatives existing before January 1, 1999. As such, the conversion feature of the TIDES will not be bifurcated from the host instrument and accounted for separately as a derivative. Further, the Company does not believe that the spin-off creates any substantial modification to the terms of the TIDES and therefore, the TIDES will continue to be “grandfathered” subsequent to the spin-off.

           The Company purchased a call option in March 2002 to mitigate its financial exposure created by the conversion feature of the TIDES. The call option is a derivative instrument and will be carried at fair value with changes reflected currently in income beginning in 2002.

           Stock-Based Compensation The Company accounts for stock-based employee compensation in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations.

           Income Taxes The Company’s operations are included in the consolidated income tax returns filed by the Parent. Income taxes in the Company’s consolidated statement of income are calculated on a separate tax return basis as if the Company had operated as a stand-alone entity. The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, which requires the recognition of deferred income taxes using the liability method.

           Research and Development Expense Costs related to research and development activities are expensed as incurred. The Company performs research and development under Company-funded programs for commercial products. Total research and development expenditures from continuing operations in 2001, 2000 and 1999 were $12.7 million, $12.3 million and $15.0 million, respectively.

           Reclassifications Certain amounts in the financial statements have been reclassified to reflect the adoption of FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

           Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

           New Accounting Standards In July 2001, the FASB issued Statement No. 141 “Business Combinations” (“SFAS 141”) and Statement No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 is effective as follows: a) the use of the pooling-of-interest method is prohibited for business combinations initiated after June 30, 2001; and b) the provisions of SFAS 141 and SFAS 142 apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in an entity’s statement of financial condition at that date, regardless of when those assets were initially recognized.

           The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002 and for acquisitions made subsequent to July 1, 2001. Application of the provisions of SFAS 142, other than those relating to amortization of goodwill and other intangibles, is expected to result in an increase in pre-tax income of approximately $4 million per year. By June 30, 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets as of January 1, 2002. As a result, the Company has not yet determined what the effect of these tests will be on the Company’s consolidated financial condition or results of operations.

           In June 2001, the FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet determined what the effect of SFAS 143 will be on its consolidated financial condition or results of operations.

           In October 2001, the FASB issued SFAS 144. SFAS 144 supersedes FASB Statement No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”), however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be “held and used.” In addition, SFAS 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sale (e.g. abandoned) be classified as “held and used” until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as “held for sale.”

C.     Parent Company Investment and Allocations

           Parent company investment represents the Parent’s equity investment in the Company. The Company receives funding for its operations from the Parent as necessary. Interest expense associated with the Parent’s general corporate debt and the Parent’s funding of the Company’s operations is not charged to the Company and has not been allocated to the Company. All transfers to and from the Parent have been reported in the parent company investment account. All funding for the Company is included in the parent company investment account and there are no other balances due to or from any related parties.

Corporate and Segment Administrative Costs Reflected in Operating Income

           During 2001, 2000 and 1999 the Company’s operating units were allocated $3.4 million, $6.1 million and $9.1 million in corporate costs from the Parent, respectively. The Parent has historically allocated a portion of certain headquarters department expenses to individual business units. Business units are only allocated amounts for departments providing services to the business units. These departments include Tax, Government Relations, Accounting and Financial Analysis, Compensation and Benefit Administration and Information Technology. The portion of the department expenses which is considered to benefit headquarters only is not allocated. The determination is made by each department head and reviewed annually.

           To determine how much to allocate to each business unit, management identifies certain items which, in management’s opinion, drive the costs of the benefits that are being allocated. These items include Employee Compensation Costs, Trade Sales, Net Inventory and Net Property, Plant and Equipment. Each business unit is then allocated an amount based on their percentage of the total. The Company also participates in certain benefit plans of the Parent, the cost of which is allocated to the Company and is included in the accompanying consolidated financial statements but is not reflected in the amounts above (see Note L). Management believes these allocations are reasonable.

           During 2001 and 2000, operating income also includes $6.0 million and $3.4 million, respectively, of costs associated with segment headquarters expense. As segment headquarters was established after the Coltec Acquisition, there are no comparable costs in 1999.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unallocated Corporate Administrative Costs

           Corporate unallocated costs were $10.7 million, $10.2 million and $26.8 million in 2001, 2000 and 1999, respectively. These costs represent general corporate administrative costs, and have not been included in segment operating income. These costs include approximately $10.0 million in each of 2001, 2000 and 1999 related to non-reimbursable costs associated with managing and settling asbestos claims.

Corporate and Segment Administrative Costs Subsequent to the Distribution

           Prior to the acquisition of Coltec by Goodrich (the “Coltec Acquisition”), Coltec operated as a separate public company with separate corporate headquarters. Subsequent to the Coltec Acquisition, the majority of corporate costs were incurred by Goodrich, and have not been reflected in these consolidated financial statements unless allocated by the Parent. Accordingly, the financial information in these financial statements does not necessarily include all the expenses that would have been incurred had Coltec been a separate, stand-alone entity and may not necessarily reflect Coltec’s consolidated financial condition, results of operations and cash flows in the future or what its consolidated financial condition, results of operations and cash flows would have been had Coltec been a stand-alone entity during all of the periods presented.

D.     Acquisitions

           On September 4, 2001, the Company acquired Dana Corporation’s Glacier Industrial Bearings business (“GIB”). The results of GIB’s operations have been included in the consolidated financial statements of the Company since that date. The business manufactures and distributes industrial metal polymer bearings and will be integrated with the Company’s Garlock Bearings business, which is included in the Engineered Products segment. The integrated business will be referred to as Garlock Glacier Bearings (“GGB”). The acquisition extends the Company’s reach geographically and results in a global position in the metal polymer bearings market; broadens its current product offerings; is expected to result in economies of scale relating to raw material purchases; and includes the use of the Glacier brand name trademarks and intellectual property. The acquisition was recorded using the purchase method of accounting.

           The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation is based on independent third party appraisals.

At September 4, 2001

(dollars in millions)
Current assets	$22.8
Property, plant and equipment	22.3
In-process research and development	.5
Goodwill	63.5
Identifiable intangible assets	59.1

Total assets acquired	168.2
Current and non-current liabilities	(14.9)
Deferred income taxes	(.3)

Total liabilities assumed	(15.2)

Net assets acquired	$153.0

           Approximately $64 million of the aggregate purchase price was allocated to goodwill, all of which is expected to be deductible for income tax purposes. Approximately $59 million of the purchase price was allocated to identifiable intangible assets including customer relationships (approximately $27 million), existing technology (approximately $16 million), trademarks (approximately $14 million) and other (approximately $2 million). The trademarks are deemed to have an indefinite life and are therefore not subject to amortization. Customer relationships, existing technologies and other intangible assets are being

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amortized based primarily on undiscounted cash flows which reflect the patterns in which the economic benefits of the assets are expected to be consumed over 14 years, 25 years and 5 years, respectively. The weighted average life of the amortizable intangible assets is 17 years.

           The $.5 million assigned to in-process research and development was expensed at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. This expense was included in selling and administrative expenses.

           In February 2002, the Company received $4.8 million in satisfaction of the final post-closing settlements. The proceeds from the settlements will reduce goodwill in 2002.

           The following pro forma information assumes that the acquisition occurred as of January 1 of each period.

	Year Ended December 31, 2001

	Historical	GIB	Pro Forma

	(dollars in millions)
Sales	$628.3	$68.1	$696.4
Operating income	$52.7	$11.5	$64.2
Income from discontinued operations	$94.1	$—	$94.1
Net income	$100.7	$7.2	$107.9

	Year Ended December 31, 2000

	Historical	GIB	Pro Forma

	(dollars in millions)
Sales	$654.4	$99.1	$753.5
Operating income	$102.7	$16.9	$119.6
Income from discontinued operations	$64.2	$—	$64.2
Net income	$100.9	$10.6	$111.5

           In March 2001, the Company also acquired a small product line which is included in the Engineered Products segment. The cost of this acquisition was $2.1 million and resulted in an increase in working capital of $0.1 million and an increase in goodwill of $2.0 million.

E.     Merger-Related and Consolidation Costs

           The Company incurred $3.8 million of consolidation costs in 2001. Merger-related and consolidation reserves at December 31, 2001, as well as activity during the year, consisted of:

	Balance			Balance
	December 31,			December 31,
	2000	Provision	Activity	2001

	(dollars in millions)
Personnel related costs	$1.3	$2.4	$(1.6)	$2.1
Asset write-down and facility consolidation costs	0.1	1.4	(.4)	1.1

	$1.4	$3.8	$(2.0)	$3.2

           During 2001, the Company incurred $2.4 million of personnel-related costs associated with workforce reductions at the Company’s Garlock Sealing Technologies, Stemco, Fairbanks Morse Engine and Sterling Die operating units (approximately 170 positions of which approximately 90 had been terminated by December 31, 2001) and $1.4 million related to facility closures and asset write-downs. The merger-related and consolidation reserves were reduced by $2.0 million during 2001, of which $1.1 million represented cash

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payments. The remaining $0.9 million of reserve reductions represented asset impairment charges or reserves which were transferred to, and subsequently administered by, the Parent.

           The Company incurred $1.4 million of consolidation costs in 2000. Merger-related and consolidation reserves at December 31, 2000, as well as activity during the year, consisted of:

	Balance			Balance
	December 31,			December 31,
	1999	Provision	Activity	2000

	(dollars in millions)
Personnel related costs	$5.3	$1.3	$(5.3)	$1.3
Transaction costs	1.5	—	(1.5)	—
Asset write-down and facility consolidation costs	0.7	0.1	(0.7)	0.1

	$7.5	$1.4	$(7.5)	$1.4

           During 2000, the Company incurred $1.3 million of personnel-related costs associated with workforce reductions and $0.1 million related to an asset write-down. The merger-related and consolidation reserves were reduced by $7.5 million during 2000, of which $4.0 million represented cash payments. The remaining $3.5 million of reserve reductions represented the remaining reserves associated with the Coltec Acquisition, which were transferred to, and subsequently administered by, the Parent.

           The Company incurred $128.4 million of merger-related and consolidation costs in 1999. Merger-related and consolidation reserves at December 31, 1999, as well as activity during the year, consisted of:

	Balance			Balance
	December 31,			December 31,
	1998	Provision	Activity	1999

	(dollars in millions)
Personnel related costs	$—	$68.4	$(63.1)	$5.3
Transaction costs	—	57.9	(56.4)	1.5
Asset write-down and facility consolidation costs	—	2.1	(1.4)	0.7

	$—	$128.4	$(120.9)	$7.5

           The Company incurred $68.4 million of personnel-related costs in 1999. Personnel-related costs associated with the Coltec Acquisition were $66.3 million, consisting of $61.8 million incurred under change in control provisions in employment agreements and $4.5 million in employee severance costs. Personnel-related costs also include employee severance costs of $2.1 million for reductions at the Company’s Garlock Sealing Technologies, France Compressor Products and Stemco operating units (approximately 125 positions).

           The Company incurred $57.9 million of transaction costs in 1999. Transaction costs were associated with the Coltec Acquisition and include investment banking fees, accounting fees, legal fees, litigation settlement costs and other transaction costs.

           The Company also incurred $2.1 million of asset write-down and facility consolidation costs in 1999. Facility consolidation costs associated with the Coltec Acquisition were $0.4 million. Asset-write down and facility consolidation costs also include $1.7 million for consolidation activities at the Company’s Garlock Sealing Technologies and France Compressor Products operating units. The $1.7 million was comprised of $0.8 million of equipment relocation, $0.8 million of facility closure costs and $0.1 million in asset write-offs.

           The $120.9 million in activity during 1999 represented cash payments.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

F.     Sale of Accounts Receivable

           The Company had an agreement to sell certain trade accounts receivable, up to a maximum of $95.0 million until the agreement was terminated in December 2001. At December 31, 2000, $81.5 million of the Company’s receivables were sold under this agreement, of which $51.0 million related to discontinued operations and $30.5 million related to continuing operations. Accordingly, $30.5 million of the Company’s receivables sold under this agreement were reflected as a reduction of accounts receivable in the 2000 balance sheet. The receivables were sold at a discount, which was included in interest expense in the 2001, 2000 and 1999 income statements.

G.     Inventories

           Inventories consisted of the following:

	2001	2000

	(dollars in millions)
Finished products	$66.2	$49.2
In process	58.4	51.6
Raw materials and supplies	17.3	12.6

	141.9	113.4
Reserve to reduce certain inventories to LIFO basis	(13.8)	(12.9)
Progress payments and advances	(45.1)	(34.6)

Total	$83.0	$65.9

Approximately 57% and 58% of inventories were valued by the LIFO method in 2001 and 2000, respectively.

H.     Property, Plant and Equipment – Net

           Property, plant and equipment – net consisted of the following:

	2001	2000

	(dollars in millions)
Land	$3.8	$3.1
Buildings and improvements	82.4	76.2
Machinery and equipment	272.3	253.8
Construction in progress	8.4	8.0

	366.9	341.1
Less allowances for depreciation	(228.7)	(216.2)

Total	$138.2	$124.9

           Amounts charged to expense for depreciation from continuing operations were approximately $21.0 million in 2001 and 2000 and $20.0 million in 1999.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

I.     Other Accrued Expenses

           Other accrued expenses consisted of the following:

	2001	2000

	(dollars in millions)
Wages, vacations, pensions and other employment costs	$35.0	$18.2
Taxes, other than federal and foreign taxes on income	7.6	4.9
Accrued environmental liabilities	5.2	2.6
Accrued interest	7.7	7.6
Merger-related and consolidation reserves	3.2	1.4
Warranty	5.8	5.2
Other	4.5	10.8

Total	$69.0	$50.7

J.     Long-Term Debt

           At December 31, 2001 and 2000, long-term debt, which is debt payable after one year, consisted of:

	2001	2000

	(dollars in millions)
7.5% senior notes, maturing in 2008	$300.0	$300.0
Other debt	13.0	14.8

Total	$313.0	$314.8

           Coltec Senior Notes. In 1998, the Company privately placed, with institutional investors, $300.0 million of 7.5% senior notes due in 2008. As discussed in Note A, Goodrich intends to offer to exchange all $300.0 million of the principal amount of these notes for new, similar Goodrich securities.

           Other debt includes approximately $12.0 million of industrial revenue bonds issued in 1993, with interest rates ranging from 6.4% to 6.55%, which mature in 2009.

           Maturities of long-term debt in years subsequent to December 31, 2001 are as follows (in millions): 2002 — $1.6; 2003 — $0.4; 2004 — $0.3; 2005 — $0.2; 2006 — $0.0; thereafter — $312.1.

K.     Lease Commitments

           Future minimum lease payments from continuing operations, by year and in the aggregate, under noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year, consisted of the following at December 31, 2001:

(dollars in millions)

2002	$7.8
2003	6.1
2004	4.5
2005	3.0
2006	2.5
Thereafter	8.5

Total minimum payments	$32.4

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           Net rent expense from continuing operations was $8.2 million, $6.3 million, and $7.8 million at December 31, 2001, 2000 and 1999, respectively.

L.     Pensions and Postretirement Benefits

           The Parent and its subsidiaries have several noncontributory defined benefit pension plans covering eligible employees. Salaried employees’ benefit payments are generally determined using a formula that is based on an employees’ compensation and length of service. Hourly employees’ benefit payments are generally determined using stated amounts for each year of service.

           The Parent and its subsidiaries also sponsor unfunded defined benefit postretirement plans that provide certain health-care and life insurance benefits to eligible employees. The health-care plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. The life insurance plans are generally noncontributory.

           The qualified pension plans sponsored by the Parent and its subsidiaries were fully funded on an accumulated benefit obligation basis at December 31, 2001 and 2000. Assets for these plans consist principally of corporate and government obligations and commingled funds invested in equities, debt and real estate.

           Amortization of unrecognized transition assets and liabilities, prior service cost and gains and losses (if applicable) are recorded using the straight-line method over the average remaining service period of active employees, or approximately 12 years.

           The employees of the Company are eligible to participate in the pension plans, non-qualified plans and postretirement benefit plans sponsored by the Parent and its subsidiaries. Prior to the Coltec Acquisition, the Company maintained its own pension and postretirement plans since it operated as a separate company. Beginning in 2000, the Parent allocated its combined pension and postretirement benefit cost to its operating divisions. Accordingly, the Coltec pension and postretirement costs in 2001 and 2000 reflect amounts allocated to Coltec by the Parent. The pension service cost identifiable to a business is assigned to that business. The remainder of the Parent’s pension expense (or income) for domestic operations, regardless of the plan, is netted and allocated based on each active business’s pension benefit obligation (PBO). For international plans, the subsidiary sponsor records the pension expense or income. Post-retirement expense is actuarially determined by business. Management believes these allocations are reasonable.

           The following table summarizes information regarding the Company’s pension and postretirement benefit amounts recorded in the Consolidated Balance Sheets at December 31, 2001 and 2000.

	Pension Benefits		Other Benefits

	2001	2000	2001	2000

	(dollars in millions)
Amounts Recognized in the Consolidated Balance Sheets Consist of:
Prepaid benefit cost	$90.8	$71.7	$—	$—
Intangible asset	4.1	2.2	—	—
Accumulated other comprehensive income	5.3	3.2	—	—
Accrued benefit liability	(20.3)	(13.8)	(12.3)	(12.8)

Net amount recognized	$79.9	$63.3	$(12.3)	$(12.8)

           The Company’s income from continuing operations includes $5.6 million, $7.2 million and $13.3 million of pension income in 2001, 2000 and 1999, respectively. The Company’s income from

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

continuing operations includes $0.5 million, $0.4 million and $0.6 million of postretirement benefit expense in 2001, 2000 and 1999, respectively.

           The Company’s employees also participate in voluntary retirement savings plans for salaried and wage employees maintained by the Parent and its subsidiaries. Under provisions of these plans, eligible employees can receive matching contributions on up to the first 6% of their eligible earnings.

M.     Income Taxes

           Income (loss) from continuing operations before income taxes as shown in the Consolidated Statements of Income consists of the following:

	2001	2000	1999

	(dollars in millions)
Domestic	$6.7	$62.1	$(72.6)
Foreign	16.5	9.2	8.2

Total	$23.2	$71.3	$(64.4)

           A summary of income tax (expense) benefit from continuing operations in the Consolidated Statements of Income is as follows:

	2001	2000	1999

	(dollars in millions)
Current:
Federal	$32.1	$(3.7)	$(16.1)
Foreign	(4.7)	(4.8)	(3.2)
State	2.6	(0.2)	(1.0)

	30.0	(8.7)	(20.3)
Deferred:
Federal	(36.1)	(16.8)	28.6
State	(2.6)	(1.2)	2.0

	(38.7)	(18.0)	30.6

Total	$(8.7)	$(26.7)	$10.3

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           Significant components of deferred income tax assets and liabilities at December 31, 2001 and 2000, are as follows:

	2001	2000

	(dollars in millions)
Deferred income tax assets:
Accrual for postretirement benefits other than pensions	$4.6	$4.8
Environmental reserves	12.6	11.1
Retained liabilities of previously owned businesses	21.5	20.9
Other	15.0	15.9

Total deferred income tax assets	53.7	52.7

Deferred income tax liabilities:
Inventories	(4.4)	(2.9)
Tax over book depreciation	(17.6)	(14.5)
Pensions	(19.9)	(19.0)
Payments in excess of insurance recoveries	(38.6)	(10.5)
Other	(14.2)	(8.1)

Total deferred income tax liabilities	(94.7)	(55.0)

Net deferred income taxes	$(41.0)	$(2.3)

           Management has determined, based on the Company’s history of prior earnings and its expectations for the future, that taxable income of the Company will more likely than not be sufficient to recognize fully its deferred tax assets. In addition, management’s analysis indicates that the turnaround periods for certain of these assets are for long periods of time or are indefinite. The remaining deferred tax assets and liabilities approximately match each other in terms of timing and amounts and should be realizable in the future, given the Company’s operating history.

           The effective income tax rate from continuing operations varied from the statutory federal income tax rate as follows:

	Percent of Income
	Pretax

	2001	2000	1999*

Statutory federal income tax rate	35.0%	35.0%	35.0%
Credits	(2.1)	(0.1)	—
State and local taxes	—	1.2	1.1
Tax exempt income from foreign sales corporation	(3.3)	(1.3)	(2.3)
Trust distributions	(11.6)	(3.8)	(4.3)
Non-deductible merger-related costs	—	—	(15.9)
Repatriation of non-U.S. earnings	1.7	1.5	1.3
Differences in rates on consolidated foreign subsidiaries	(4.6)	2.2	0.6
Capital loss transaction	20.9	2.4	—
Other items	1.5	0.4	0.5

Effective income tax rate	37.5%	37.5%	16.0%

* Coltec’s effective tax rate in 1999 was a benefit due to a pre-tax loss.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           The Company has not provided for U.S. federal and foreign withholding taxes on $56.4 million of foreign subsidiaries’ undistributed earnings as of December 31, 2001, because such earnings are intended to be reinvested indefinitely. It is not practical to determine the amount of income tax liability that would result had such earnings actually been repatriated. On repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $3.6 million.

N.     Business Segment Information

           The Company has two reportable segments. The sealing products segment manufactures sealing and PTFE products. The engineered products segment manufacturers metal polymer bearings, air compressors, engines and specialized tooling. The Company’s reportable segments are managed separately based on differences in their products and services. Segment operating income is total segment revenue reduced by operating expenses identifiable with the segment. Corporate unallocated includes general corporate administrative costs (See Note C for a discussion of corporate unallocated costs). Merger-related and consolidation costs are presented separately.

           The Company’s business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Sealing and Engineered Products’ goods and services, however, are principally sold to customers in North America and Europe.

           The Company evaluates performance and allocates resources based on operating income. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no significant intersegment sales.

	2001	2000	1999

	(dollars in millions)
Sales
Sealing Products	$354.7	$391.1	$394.6
Engineered Products	273.6	263.3	271.1

Total Sales	$628.3	$654.4	$665.7

Operating Income (Loss)
Sealing Products	$45.0	$67.5	$71.0
Engineered Products	22.2	46.8	52.6

	67.2	114.3	123.6
Corporate unallocated	(10.7)	(10.2)	(26.8)
Merger-related and consolidation costs	(3.8)	(1.4)	(128.4)

Total Operating Income (Loss)	$52.7	$102.7	$(31.6)

Assets
Sealing Products	$210.7	$219.9	$206.0
Engineered Products	332.6	151.1	184.5
Assets of discontinued operations	475.2	482.2	532.8
Corporate	456.0	402.2	284.6

Total Assets	$1,474.5	$1,255.4	$1,207.9

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000	1999

	(dollars in millions)
Capital Expenditures
Sealing Products	$6.5	$6.7	$9.8
Engineered Products	9.9	7.6	13.3
Corporate	—	—	1.0

Total Capital Expenditures	$16.4	$14.3	$24.1

Depreciation and Amortization Expense
Sealing Products	$14.6	$14.1	$12.4
Engineered Products	13.7	10.8	9.8
Corporate	0.5	1.7	2.2

Total Depreciation and Amortization	$28.8	$26.6	$24.4

Geographic Areas Net Sales
United States	$438.4	$480.0	$496.2
Canada	43.1	41.7	44.6
Europe	91.4	48.5	67.3
Other Foreign	55.4	84.2	57.6

Total	$628.3	$654.4	$665.7

Property
United States	$109.5	$111.1	$125.8
Canada	1.9	1.9	1.5
Europe	25.3	8.2	5.8
Other Foreign	1.5	3.7	0.6

Total	$138.2	$124.9	$133.7

           No customer accounted for 10% or more of net sales in 2001, 2000 or 1999.

O.     Accounts Receivable Allowance

		Charged
	Balance	to Costs			Balance
	Beginning	and			End
	of Year	Expense	Deductions(1)	Other(2)	of Year

	(dollars in millions)
2001	$1.8	$0.7	$(0.6)	$0.4	$2.3
2000	2.3	(0.2)	(0.3)	—	1.8
1999	2.6	0.6	(0.9)	—	2.3

(1)	Write-off of doubtful accounts, net of recoveries

(2)	Acquisitions

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

P.     Fair Values Of Financial Instruments

           The Company’s accounting policies with respect to financial instruments are described in Note B.

           The carrying values of the Company’s significant financial instruments reflected in the consolidated balance sheets approximate their respective fair values at December 31, 2001 and 2000, except for the following instruments:

	2001		2000

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	(dollars in millions)
Long-term investments	$23.7	$24.2	$22.5	$22.3
Long-term debt	$314.6	$330.0	$317.3	$318.6
Mandatorily redeemable convertible preferred securities of trust (TIDES)	$150.0	$106.7	$149.3	$123.9

           The Company has an outstanding contingent liability for guaranteed debt and lease payments of $22.5 million, and for letters of credit of $0.2 million. It was not practical to obtain independent estimates of the fair values for the contingent liability for guaranteed debt and lease payments and for letters of credit without incurring excessive costs. In the opinion of management, non-performance by the other parties to the contingent liabilities will not have a material effect on the Company’s consolidated financial condition or results of operations.

Q.     Accumulated Other Comprehensive Income (Loss)

           Accumulated other comprehensive income (loss) consisted of the following:

	2001	2000

	(dollars in millions)
Unrealized translation adjustments	$(12.3)	$(11.8)
Minimum pension liability	(3.3)	(3.2)

Accumulated other comprehensive income (loss)	$(15.6)	$(15.0)

R.     Supplemental Cash Flow Information

           The following table sets forth supplemental cash flow information related to acquisitions accounted for under the purchase method and interest paid:

	2001	2000	1999

	(dollars in millions)
Estimated fair value of tangible assets acquired	$45.4	$—	$—
Goodwill and identifiable intangible assets acquired	125.1	—	—
Cash paid	(155.1)	—	—

Liabilities assumed or created	$15.4	$—	$—

Interest paid (net of amount capitalized)	$23.7	$28.4	$37.2

S.     Mandatorily Redeemable Convertible Preferred Securities of Trust (TIDES)

           In April 1998, Coltec Capital Trust, a Delaware business trust and a wholly owned subsidiary of the Company privately placed with institutional investors $150 million (3,000,000 shares at liquidation value of $50 per Convertible Preferred Security) of 5 1/4% Convertible Preferred Securities — Term Income Deferred

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Equity Securities, or TIDES. The TIDES represent undivided beneficial ownership interests in the trust. In connection with the issuance of the TIDES, Coltec issued an equivalent aggregate principal amount of its 5 1/4% Convertible Junior Subordinated Deferrable Interest Debentures due April 15, 2028, or TIDES Debentures, all of which were acquired by Coltec Capital Trust with the proceeds from the private placement of the TIDES. Coltec Capital Trust has essentially no other assets or liabilities other than the TIDES Debentures. The obligations of Coltec Capital Trust with respect to the TIDES are guaranteed jointly and severally by Coltec and Goodrich. The TIDES are convertible at the option of the holders at any time into the common stock of the Parent at an effective conversion price of $52.34 per share and are redeemable at the Parent’s option after April 20, 2001 at 102.63% of the liquidation amount declining ratably to 100% after April 20, 2004.

           Following the distribution and until April 15, 2028, each TIDES will be convertible, at the option of the holder, into a combination of 0.955248 of a share of Goodrich common stock and 0.1910496 of a share of EnPro common stock, subject to adjustment. In March 2002, Coltec purchased call options on 2,865,744 shares of Goodrich common stock with an exercise price of $52.34 per share, which represents the total Goodrich shares that would be required if all TIDES holders convert. The call options provide for either an adjustment to the exercise price or a cash payment, at Coltec’s option, if there is a change in the cash dividends paid on Goodrich common stock. On May 17, 2002 Goodrich announced that the board of directors approved a change to the company’s quarterly dividend from 27.5 cents per share to 20 cents per share of common stock. Coltec’s management is evaluating the impact of the reduction in the dividend and has not decided which option it will elect. One-third of these call options expire in March 2005, and the remainder expire in March 2007. Until they expire, the call options provide protection against Coltec’s risk that the cash required to finance conversions of the TIDES would exceed the TIDES liquidation value. The cost of these call options was approximately $15 million.

T.     Stock Option Plan

           As a business unit of the Parent, the Company has no employee stock option plan; however, certain eligible employees of the Company participate in the Parent’s Stock Option Plan (the “Plan”). Generally, options granted by the Parent are exercisable at the rate of 35% after one year, 70% after two years and 100% after three years. Certain options are fully exercisable immediately after grant. The term of each option cannot exceed 10 years from the date of grant. All options granted under the Plan have been granted at not less than 100% of market value (as defined) on the date of grant.

           Pro forma information regarding net income is required by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and has been determined as if the Parent had accounted for its employee stock options under the fair value method described within that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999

Risk-Free Interest Rate (%)	5.0	5.0	6.7
Dividend Yield (%)	3.5	3.4	3.5
Volatility Factor (%)	44.2	37.5	36.0
Weighted Average Expected Life of the Options (years)	7.0	7.0	7.0

           The option valuation model requires the input of highly subjective assumptions, primarily stock price volatility, changes in which can materially affect the fair value estimate. The weighted-average fair values of stock options granted by the Parent during 2001, 2000 and 1999 were $13.78, $8.65 and $12.13, respectively.

           During 1999, restricted stock awards for 89,910 shares were made under the Parent’s stock option plan including those made to employees of discontinued operations. Restricted stock awards may be subject

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to conditions established by the Board of Directors. Under the terms of the restricted stock awards, the granted stock vests two years and 10 months after the award date. Restricted shares held by all employees will continue to vest under their original terms after the Distribution. The cost of these awards, determined as the market value of the shares at the date of grant, is being amortized over the vesting period. In 2001, 2000 and 1999, $0.2 million, $0.1 million and $0.9 million, respectively, was charged to expense of continuing operations for restricted stock awards. Of the $0.9 million of expense recognized in 1999, $0.8 million related to acceleration of vesting in connection with the Coltec Acquisition.

           The Stock Option Plan of the Parent also provides that shares of common stock may be awarded as performance shares to certain key executives having a critical impact on long-term performance. Dividends are earned on phantom shares and are reinvested in additional phantom shares. Under this plan, compensation expense is recorded based on the extent performance objectives are expected to be met. Employees of the Company received grants in 2001 and 2000 only, as they were not participants in the plan before the Coltec Acquisition. In 2001 and 2000, $.4 million and $1.1 million, respectively, was charged to expense of continuing operations for performance shares. If the provisions of SFAS 123 had been used to account for awards of performance shares, the weighted-average grant-date fair value of performance shares granted in 2001 and 2000 would have been $38.62 and $23.12 per share, respectively.

U.     Discontinued Operations

           Prior to the Distribution, Coltec will dividend Coltec Aerospace to Goodrich. The dividend of Coltec Aerospace to Goodrich represents the disposal of a segment under APB 30. Accordingly, Coltec Aerospace has been accounted for as a discontinued operation and the revenues, costs and expenses, assets and liabilities, and cash flows have been segregated in the Company’s Consolidated Statements of Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flows.

           The following summarizes the results of discontinued operations, which consist solely of the results of Coltec Aerospace:

	2001	2000	1999

	(dollars in millions)
Sales	$843.3	$782.1	$790.9

Pretax income from discontinued operations	$140.6	$97.2	$101.9
Income tax expense	46.5	33.0	40.0

Income from discontinued operations	$94.1	$64.2	$61.9

V.     Commitments and Contingencies

           The Company and its subsidiaries have numerous purchase commitments for materials and supplies incident to the ordinary course of business.

Contingencies

           General

           There are pending or threatened against the Company or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, which seek remedies or damages. The Company believes that any liability that may finally be determined with respect to commercial and non-asbestos product liability claims should not have a material effect on the Company’s consolidated financial condition or results of operations. From time to time, the Company and its subsidiaries are also involved in legal

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

proceedings as plaintiffs involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

           Environmental

           The Company and its subsidiaries are generators of both hazardous wastes and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party (“PRP”) by the U.S. Environmental Protection Agency (“EPA”), or similar state agencies, in connection with several sites.

           The Company initiates corrective and/or preventive environmental projects of its own to ensure safe and lawful activities at its current operations. It also conducts a compliance and management systems audit program. The Company believes that compliance with current laws and governmental regulations concerning the environment will not have a material adverse effect on its capital expenditures, earnings or competitive position.

           The Company’s environmental engineers and consultants review and monitor environmental issues at past and existing operating sites, as well as off-site disposal sites at which the Company has been identified as a PRP. This process includes investigation and remedial selection and implementation, as well as negotiations with other PRPs and governmental agencies.

           The environmental amounts recorded in the financial statements have been recorded on an undiscounted basis. The Company believes that its reserves are adequate based on currently available information. Management believes that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not be material to the Company’s consolidated financial condition, but could be material to the Company’s consolidated results of operations in a given period.

           Other Contingent Liability Matters

           The Company has contingent liabilities related to discontinued operations of its predecessors for which it retained liability or is obligated under indemnity agreements. These contingent liabilities include potential product liability and associated claims related to the Company’s former Colt Firearms subsidiary for firearms manufactured prior to 1990 and related to the Company’s former Central Maloney subsidiary for electrical transformers manufactured prior to 1994. There are currently no claims pending against the Company related to these former subsidiaries. However, such claims could arise in the future. The Company also has ongoing obligations with regard to workers compensation, retiree medical and other retiree benefit matters associated with discontinued operations that relate to the Company’s periods of ownership of those operations.

           Asbestos

           Garlock and Anchor. Two subsidiaries of the Company, Garlock Sealing Technologies, LLC (“Garlock”) and The Anchor Packing Company (“Anchor”), have been among a number of defendants (typically 15 to 40) in actions filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. Among the products at issue in those actions are industrial sealing products, predominantly gaskets, manufactured and/or sold by Garlock or Anchor. The damages claimed vary from action to action and in some cases plaintiffs seek both compensatory and punitive damages. To date, neither Garlock nor Anchor has been required to pay any punitive damage awards, although there can be no assurance that they will not be required to do so in the future. Liability for compensatory damages has historically been allocated among all responsible defendants, thus limiting the potential monetary impact of a particular judgment or settlement on any individual defendant.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           The Company believes that Garlock and Anchor are in a favorable position compared to many other asbestos defendants because, among other things, the asbestos-containing products sold by Garlock and Anchor are encapsulated, which means the asbestos fibers are incorporated into the product during the manufacturing process and sealed in a binder. They are also nonfriable, which means they cannot be crumbled by hand pressure. The Occupational Safety and Health Administration, which began generally requiring warnings on asbestos-containing products in 1972, has never required that a warning be placed on products such as Garlock’s gaskets. Notwithstanding that no warning label has been required, Garlock included one on all of its asbestos-containing products beginning in 1978. Further, gaskets such as those previously manufactured and sold by Garlock are one of the few asbestos-containing products permitted to be manufactured under regulations of the EPA. Since the mid-1980s, U.S. sales of asbestos-containing industrial sealing products have not been a material part of Garlock’s sales and those sales have been predominantly to sophisticated purchasers such as the U.S. Navy and large petrochemical facilities. These purchasers generally have extensive health and safety procedures and are familiar with the risks associated with the use and handling of industrial sealing products that contain asbestos. Garlock discontinued distributing asbestos-containing products in the U.S. during 2000 and worldwide in mid-2001.

           Garlock settles and disposes of actions on a regular basis. In addition, some actions are disposed of at trial. Garlock’s historical settlement strategy has been to try to match the timing of payments with recoveries received from insurance. However, in 1999 and 2000, Garlock implemented a short-term aggressive settlement strategy. The purpose of this short-term strategy was to achieve a permanent reduction in the number of overall asbestos claims through the settlement of a larger than normal number of claims, including some claims not yet filed as lawsuits. Garlock believes that these settlements were at a lower overall cost to Garlock than would eventually have been paid even though the timing of payment was accelerated. Mainly due to this short-term aggressive settlement strategy and because settlements are made over a period of time, the settlement amounts paid in 2001, 2000 and 1999 increased over prior periods. In 2001, Garlock resumed its historical settlement strategy. However, because of commitments made in 1999 and 2000 that will be paid over a number of years, we expect that the settlement amounts that will be paid in 2002 will be affected by the short-term strategy.

           Settlements are generally made on a group basis with payments made to individual claimants over a period of one to four years and are made without any admission of liability. Settlement amounts vary depending upon a number of factors, including the jurisdiction where the action was brought, the nature of the disease alleged, the occupation of the plaintiff, the presence or absence of other possible causes of the plaintiff’s alleged illness, the availability of legal defenses, such as the statute of limitations, and whether the action is an individual one or part of a group. Garlock’s allocable portion of the total settlement amount for an action typically ranges from 1% to 2% of the total amount.

           Before any payment on a settled claim is made, the claimant is required to submit a medical report acceptable to Garlock substantiating the asbestos-related illness and meeting specific criteria of disability. In addition, sworn testimony that the claimant worked with or around Garlock asbestos-containing products is required. Generally, the claimant is also required to sign a full and unconditional release of Garlock, its subsidiaries, parent, officers, directors, affiliates and related parties from any liability for asbestos-related injuries or claims.

           When a settlement demand is not reasonable given the totality of the circumstances, Garlock generally will try the case. Garlock has been successful in winning a substantial majority of the cases it has tried to verdict. Garlock’s share of adverse verdicts in these cases in 2001, 2000 and 1999 totaled less than $7 million in the aggregate, and some of those verdicts are on appeal.

           Anchor is an inactive and insolvent subsidiary of Coltec. The insurance coverage available to it is fully committed. Anchor continues to pay settlement amounts covered by its insurance but has not committed to settle any further actions since 1998. As cases reach the trial stage, Anchor is typically dismissed without payment.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           The insurance coverage available to Garlock is substantial. As of December 31, 2001, Garlock had available $1.011 billion of insurance coverage from carriers that it believes to be solvent. Of that amount, $119 million is allocated to claims that have been paid by Garlock and submitted to its insurance companies for reimbursement and $161 million has been committed to claim settlements not yet paid by Garlock. Thus, at December 31, 2001, $731 million remained available for coverage of future claims. Insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. Garlock and Anchor continue to be named as defendants in new actions, a few of which allege initial exposure after July 1, 1984. To date, no payments with respect to these claims, pursuant to a settlement or otherwise, have been made. In addition, Garlock and Anchor believe that they have substantial defenses to these claims and therefore automatically reject them for settlement. However, there can be no assurance that any or all of these defenses will be successful in the future.

           Arrangements with Garlock’s insurance carriers limit the amount that can be received by it in any one year. The amount of insurance available to cover claims paid by Garlock and reimbursements of legal fees currently is limited to $80 million per year. Similar amounts were limited to $80 million per year in 2001 and 2000 and $60 million in 1999. This limit automatically increases by 8% every three years. Amounts paid by Garlock in excess of this annual limit that would otherwise be recoverable from insurance may be collected from the insurance companies in subsequent years so long as insurance is available but subject to the annual limit in each subsequent year. As a result, Garlock is required to pay out of its own cash any amounts paid to settle or dispose of asbestos-related claims in excess of the annual limit and collect these amounts from its insurance carriers in subsequent years. Various options, such as raising the annual limit, are being pursued to ensure as close a match as possible between payments by Garlock and recoveries received from insurance. There can be no assurance that Garlock will be successful as to any or all of these options.

           In accordance with internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions against Garlock and Anchor have progressed to a stage where the cost to dispose of these actions can reasonably be estimated. These actions are classified as actions in advanced stages and are included in the table as such below. With respect to outstanding actions against Garlock and Anchor that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liability has been included in the table below for such claims.

           The Company records an accrual for liabilities related to Garlock and Anchor asbestos-related matters that are deemed probable and can be reasonably estimated, which consist of settled claims and actions in advanced stages of processing. The Company also records an asset equal to the amount of those

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities that is expected to be recovered by insurance. A table is provided below depicting quantitatively the items discussed above.

	Year ended	Year ended	Year ended
	2001	2000	1999

(number of cases)
New Actions Filed During the Year(1)	37,600	36,200	30,200
Actions in Advanced Stages at Year-End	2,500	5,800	8,300
Open Actions at Year-End	95,400	96,300	96,000

(dollars in millions at Year-End)
Estimated Liability for Settled Claims and Actions in Advanced Stages of Processing(2)	$170.9	$231.2	$163.1
Estimated Amounts Recoverable From Insurance(2)(3)	$293.7	$285.7	$188.2

(dollars in millions)
Payments(2)	$162.7	$119.7	$84.5
Insurance Recoveries(2)	87.9	83.3	65.2

Net Cash Flow(3)	$(74.8)	$(36.4)	$(19.3)

(1)	Consists only of actions actually filed with a court of competent jurisdiction. To the extent that a particular action names both Garlock and Anchor as defendants, for purposes of this table the action is treated as a single action.

(2)	Includes amounts with respect to all claims settled, whether or not an action has actually been filed with a court of competent jurisdiction, claims which have been dismissed or tried and claims otherwise closed during the period.

(3)	Payments made during the period for which Garlock does not receive a corresponding insurance recovery due to the annual limit imposed under Garlock’s insurance policies will be recovered in future periods to the extent insurance is available. When estimating the amounts recoverable, Garlock only includes insurance coverage available from carriers believed to be solvent.

           As shown in the table above, the number of new actions filed during 2001 increased slightly over 2000, while the number of new actions filed during 2000 increased significantly over 1999. The Company believes these increases represent an acceleration of claims from future periods mostly attributable to bankruptcies of other asbestos defendants. The acceleration of claims may have the impact of accelerating the associated settlement payments. The Company believes the number of new actions will decrease in future years due, in part, to the previously-described acceleration of future claims and because the largest asbestos exposures occurred prior to the mid-1970s. However, there can be no assurance that the number of new claims filed will not remain at current levels or increase in future years.

           Garlock and Anchor recorded charges to operations amounting to approximately $8.0 million in each of 2001, 2000 and 1999, representing payments and related expenditures made during the periods which are not recoverable at all under insurance, whether in the present period or in future periods.

           Garlock and Anchor paid $74.8 million, $36.4 million and $19.3 million for the defense and disposition of asbestos-related actions, net of amounts received from insurance carriers, during 2001, 2000 and 1999, respectively. The amount of payments in 2001 was consistent with the expectation that payments during 2001 would be higher than in 2000 and 1999.

           Considering the foregoing, as well as the experience of the Company’s subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, recent bankruptcies of other defendants, legislative efforts and given the substantial amount of insurance coverage that Garlock expects to be available from its solvent carriers, the Company believes that pending

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

actions against Garlock and Anchor are not likely to have a material adverse effect on the Company’s consolidated financial condition, but could be material to the Company’s consolidated results of operations or cash flows in a given period. However, because of the uncertainty as to the number and timing of potential future actions, as well as the amount that will have to be paid to settle or satisfy any such actions in the future, there can be no assurance that those future actions will not have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flows.

           Other. The Company, and some of its subsidiaries (other than Garlock and Anchor) have also been named as defendants in various actions by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. The number of claims to date has not been significant and insurance coverage is available to the Company. Based on the above, the Company believes that these pending and reasonably anticipated future actions are not likely to have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flows and are therefore not discussed above.

           The Company, Garlock, Anchor and some of the Company’s other subsidiaries are also defendants in other asbestos-related lawsuits or claims involving maritime workers, medical monitoring claimants and co-defendants. Based on past experience, the Company believes that these categories of claims are not likely to have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flows and are therefore not discussed above.

W.     Subsequent Event

           Upon completion of the exchange offer, referred to in Note A, Goodrich exchanged new Goodrich securities for $296.9 million of the $300.0 million outstanding Coltec Senior Notes which were tendered at the time of the exchange. On May 21, 2002, Coltec purchased all of these notes from Goodrich in exchange for a $201.9 million debenture and $97.2 million in cash. As a result of the transaction, all Coltec Senior Notes purchased by Coltec were cancelled. The cash portion of the purchase price was financed through an intercompany loan from Goodrich that has been assumed by Coltec’s aerospace business. The debenture will be contributed by Goodrich to EnPro and will remain an outstanding obligation of Coltec to EnPro, which, for accounting purposes, will be eliminated upon consolidation in EnPro’s financial statements going forward. The $3.1 million of Coltec Senior Notes that are outstanding following the exchange offer remain obligations of Coltec after the distribution.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Quarterly Financial Data (Unaudited)

	2001				2000

	First	Second	Third	Fourth	First	Second	Third	Fourth

	(dollars in millions)
Total Sales	$162.4	$158.2	$144.7	$163.0	$176.3	$172.6	$154.8	$150.7
Gross Profit(1)	52.8	50.6	42.8	36.4	61.5	59.6	53.7	49.5
Selling and Administrative Costs	(30.2)	(31.1)	(29.3)	(35.5)	(32.3)	(29.9)	(29.7)	(28.3)
Merger-Related and Consolidation Costs	—	(1.3)	0.5	(3.0)	—	—	—	(1.4)

Total Operating Income (Loss)	$22.6	$18.2	$14.0	$(2.1)	$29.2	$29.7	$24.0	$19.8

Income (Loss) From:
Continuing Operations	$7.3	$4.6	$2.4	$(7.7)	$10.7	$12.5	$8.2	$5.3
Discontinued Operations	20.8	25.5	26.8	21.0	21.1	13.9	17.0	12.2

Net Income	$28.1	$30.1	$29.2	$13.3	$31.8	$26.4	$25.2	$17.5

(1)	Gross profit represents total sales less cost of sales.

           The second, third and fourth quarters of 2001 include $1.3 million, $(0.5) million and $3.0 million of pre-tax charges (credit), respectively, for restructuring activities at the Garlock Sealing Technologies, Stemco, Fairbanks Morse and Sterling Die operating units.

           The fourth quarter of 2000 includes a $1.4 million pre-tax charge for restructuring activities.

COLTEC INDUSTRIES INC

(A Subsidiary of Goodrich Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31,	December 31,
	2002	2001

	(dollars in millions)
ASSETS
Current Assets
Cash and cash equivalents	$29.8	$25.9
Accounts and notes receivable	97.9	82.2
Asbestos insurance receivable	91.0	90.8
Inventories	80.3	83.0
Deferred income taxes	5.2	5.2
Prepaid expenses and other assets	5.9	5.6

Total Current Assets	310.1	292.7

Property, plant and equipment — net	135.8	138.2
Prepaid pension	92.6	90.8
Goodwill — net	141.3	146.1
Identifiable intangible assets — net	65.2	64.5
Asbestos insurance receivable	246.2	202.8
Other assets	74.9	64.2
Assets of discontinued operations	482.9	475.2

Total Assets	$1,549.0	$1,474.5

LIABILITIES AND PARENT COMPANY INVESTMENT
Current Liabilities
Short-term bank debt	$—	$0.3
Accounts payable	46.0	47.1
Accrued asbestos liability	165.0	150.3
Other accrued expenses	77.8	69.0
Income taxes payable	86.0	59.8
Current maturities of long-term debt	1.8	1.6

Total Current Liabilities	376.6	328.1

Long-term debt	313.0	313.0
Pension obligations	17.7	17.3
Postretirement benefits other than pensions	12.0	12.1
Deferred income taxes	51.2	46.2
Retained liabilities of previously owned businesses	57.7	57.8
Environmental liabilities	20.8	21.8
Asbestos liability	39.8	20.6
Minority interest	8.1	9.0
Other non-current liabilities	16.7	14.9
Liabilities of discontinued operations	165.8	207.3
Commitments and contingent liabilities	—	—
Mandatorily redeemable convertible preferred securities of trust (TIDES)	150.0	150.0
Parent Company Investment	319.6	276.4

Total Liabilities and Parent Company Investment	$1,549.0	$1,474.5

See Notes to Condensed Consolidated Financial Statements

COLTEC INDUSTRIES INC

(A Subsidiary of Goodrich Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended
	March 31,

	2002	2001

	(dollars in millions)
Sales	$166.9	$162.4
Operating Costs and Expenses:
Cost of sales	122.4	109.6
Selling and administrative expenses	34.1	30.2
Merger-related and consolidation costs	0.4	—

	156.9	139.8

Operating income	10.0	22.6
Interest expense	(6.9)	(7.0)
Interest income	0.1	0.2
Other expense — net	(0.3)	(1.0)

Income before income taxes and distributions on convertible preferred securities of trust (TIDES)	2.9	14.8
Income tax expense	(1.1)	(5.5)
Distributions on convertible preferred securities of trust (TIDES)	(2.0)	(2.0)

Income (loss) from continuing operations	(0.2)	7.3
Income from discontinued operations — net of taxes	13.4	20.8

Net income	$13.2	$28.1

See Notes to Condensed Consolidated Financial Statements

COLTEC INDUSTRIES INC

(A Subsidiary of Goodrich Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended
	March 31,

	2002	2001

	(dollars in millions)
OPERATING ACTIVITIES
Net income	$13.2	$28.1
Net income from discontinued operations	(13.4)	(20.8)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Consolidation costs:
Expenses	0.4	—
Payments	(1.5)	(0.4)
Expenditures for asbestos-related litigation	(35.6)	(42.9)
Proceeds from asbestos-related insurance	21.3	25.1
Depreciation and amortization	7.6	6.5
Deferred income taxes	5.0	—
Change in assets and liabilities, net of effects of acquisitions and dispositions of businesses:
Receivables	(10.1)	(4.4)
Inventories	2.7	(4.9)
Other current assets	(0.3)	(0.3)
Accounts payable	(1.1)	0.5
Accrued expenses	9.3	4.1
Income taxes payable	26.2	(3.0)
Other non-current assets and liabilities	1.1	(6.9)

Net cash provided (used) by operating activities of continuing operations	24.8	(19.3)

INVESTING ACTIVITIES
Purchases of property	(4.2)	(2.7)
Proceeds from sale of property	—	0.4
Purchase of call options	(14.9)	—
Payments made in connection with acquisitions, net of cash acquired	4.8	(2.1)

Net cash used by investing activities of continuing operations	(14.3)	(4.4)

FINANCING ACTIVITIES
Increase (decrease) in short-term debt	(0.3)	0.8
Repayment of long-term debt	—	(0.9)
Distributions on convertible preferred securities of trust (TIDES)	(2.0)	(2.0)
Net transfers from Parent	31.6	103.5

Net cash provided by financing activities of continuing operations	29.3	101.4

DISCONTINUED OPERATIONS
Net cash used by discontinued operations	(35.7)	(80.1)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(0.2)	0.4

Net Increase (Decrease) in Cash and Cash Equivalents	3.9	(2.0)
Cash and Cash Equivalents at Beginning of Period	25.9	21.6

Cash and Cash Equivalents at End of Period	$29.8	$19.6

See Notes to Condensed Consolidated Financial Statements

COLTEC INDUSTRIES INC

(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

A.     Overview, Basis of Presentation and New Accounting Standards

           Coltec Industries Inc (“Coltec” or “the Company”) is a leader in the design, development, manufacturing and marketing of well recognized, proprietary engineered industrial products that include sealing products, bearings, air compressors and heavy-duty diesel and natural gas engines.

Overview

           In September 2001, Goodrich Corporation (“Goodrich” or the “Parent”) announced that its Board of Directors had approved in principle the tax-free spin-off of its Engineered Industrial Products (“EIP”) business to shareholders (the “Distribution”). The Distribution will be effected through a tax-free distribution to Goodrich shareholders of all of the capital stock of EnPro Industries, Inc. (“EnPro”), a newly formed wholly owned subsidiary of Goodrich.

           The EIP business, as well as an aerospace business, is currently owned by Coltec, a wholly owned subsidiary of Goodrich. Prior to the Distribution, Coltec’s aerospace business (“Coltec Aerospace”) will assume all intercompany balances outstanding between Coltec and Goodrich and Coltec will then transfer to Goodrich by way of a dividend (the “Aerospace Dividend”) all of the assets, liabilities and operations of Coltec Aerospace, including these assumed balances. Following the Distribution, Coltec will be a wholly owned subsidiary of EnPro and Coltec Aerospace will be owned by Goodrich.

           The Distribution is subject to certain conditions. No consents are required from Goodrich security holders or the holders of Coltec’s outstanding debt securities to complete the Distribution.

Basis of Presentation

           These financial statements present Coltec’s consolidated financial condition, results of operations and cash flows as it operated as a wholly owned subsidiary of Goodrich, including certain adjustments and allocations necessary for a fair presentation of the business. As noted above, prior to the Distribution, Coltec will transfer Coltec Aerospace to Goodrich. The transfer of Coltec Aerospace to Goodrich represents the disposal of a segment under APB Opinion No. 30 (“APB 30”). Accordingly, Coltec Aerospace has been accounted for as a discontinued operation and the revenues, costs and expenses, assets and liabilities, and cash flows have been segregated in the Company’s Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Unless otherwise noted, disclosures herein pertain to the Company’s continuing operations. There are no other operations shown as discontinued operations other than Coltec Aerospace.

           As a result of the Aerospace Dividend, Goodrich will retain the net assets of Coltec Aerospace, which have been reflected as Assets and Liabilities of Discontinued Operations in the Company’s Condensed Consolidated Balance Sheets. Coltec Aerospace will also retain certain other assets and liabilities of the Company, including the assumed intercompany balances and other assets and liabilities relating primarily to pensions, postretirement benefits other than pensions and income taxes.

           Coltec has outstanding certain debt, the most significant of which are Coltec’s 7 1/2% Senior Notes due 2008 (the “Coltec Senior Notes”) and convertible preferred securities (the “TIDES”). The TIDES will remain obligations of Coltec after the distribution. Goodrich intends to make an offer to exchange the Coltec Senior Notes for debt securities of Goodrich having similar terms. Coltec intends to purchase a portion of the Coltec Senior Notes surrendered for exchange in the exchange offer, which will also be financed through an intercompany loan from Goodrich. The remaining portion of Coltec Senior Notes accepted by Goodrich for exchange will be contributed to EnPro in connection with the Distribution and would thereafter be an intercompany obligation of Coltec to EnPro, which will be eliminated upon consolidation in EnPro’s consolidated financial statements going forward.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           All significant transactions among the Company’s operations have been eliminated. Intercompany balances existing between the Company and Goodrich or its subsidiaries, including the loans from Goodrich to Coltec to finance the purchase by Coltec of the Coltec Senior Notes, will be assumed by Coltec Aerospace prior to the Distribution and the Aerospace Dividend, and, accordingly, have been or will be reflected within the Parent Company Investment line within the accompanying Condensed Consolidated Balance Sheets.

           Certain prior year amounts have been reclassified to conform with the current year presentation.

           Management believes that the assumptions underlying the consolidated financial statements are reasonable. However, the financial information in these financial statements does not necessarily include all of the expenses that would have been incurred by Coltec had it been a separate, stand alone entity and may not necessarily reflect what Coltec’s consolidated financial condition, results of operations and cash flows would have been had Coltec been a stand alone entity during the periods presented or what Coltec’s consolidated financial condition, results of operations and cash flows may be in the future.

New Accounting Standards

           Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) applicable to business combinations completed after June 30, 2001. Effective January 1, 2002, additional provisions of SFAS 142, relating to business combinations completed prior to June 30, 2001 became effective and were adopted by the Company. Under the provisions of the standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Indefinite lived intangible assets and goodwill are subject to annual impairment testing using the guidance and criteria described in the standard. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. In the second quarter of 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets. Any impairment charge resulting from these transitional impairment tests would be reflected as the cumulative effect of a change in accounting principle. The Company has not yet determined what the effect of these tests will be on its financial position or results of operations. As of March 31, 2002, the Company has recognized no impairment of goodwill, but there can be no assurance that future goodwill impairments will not occur.

           Net income for the quarters ended March 31, 2002 and March 31, 2001 adjusted to exclude amounts no longer being amortized are as follows:

	Three Months Ended
	March 31,

	2002	2001

	(dollars in millions)
Reported Income (Loss) from Continuing Operations	$(0.2)	$7.3
Adjustments:
Goodwill amortization	—	1.0
Income taxes	—	(0.4)

Adjusted Income (Loss) from Continuing Operations	$(0.2)	$7.9

           Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income of $2.4 million in 2002.

           In June 2001, the FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company has not yet determined what the effect of SFAS 143 will be on its consolidated financial condition or results of operations.

           In October 2001, the FASB issued Statement No. 144 “Accounting for the Impairment of Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 supersedes FASB Statement No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”), however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be “held and used.” In addition, SFAS 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset (group) to be disposed of other than by sale (e.g. abandoned) be classified as “held and used” until it is disposed of, and establishes more restrictive criteria to classify an asset (group) as “held for sale.” The Company adopted SFAS 144 as of January 1, 2002. The adoption of SFAS 144 did not have a material impact on the Company’s consolidated financial condition or results of operations.

           In April 2002, the FASB issued Statement No. 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” or SFAS 145. SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002, for transactions occurring after May 15, 2002, and for financial statements issued on or after May 15, 2002, as applicable to each of its various sections. Coltec has not yet determined what the effect of SFAS 145 will be on its consolidated financial condition or results of operations.

B.     Acquisition

           In September 2001, the Company acquired Dana Corporation’s Glacier Industrial Bearings business (“GIB”). The results of GIB’s operations have been included in the consolidated financial statements of the Company since that date. The business manufactures and distributes industrial metal polymer bearings and was integrated with the Company’s Garlock Bearings business, which is included in the Engineered Products segment. The integrated business is referred to as Garlock Glacier Bearings (“GGB”). The acquisition extends the Company’s reach geographically and results in a global position in the metal polymer bearings market; broadens its current product offerings; is expected to result in economies of scale relating to raw material purchases; and includes the use of the Glacier brand name trademarks and intellectual property. The acquisition was recorded using the purchase method of accounting.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           The following pro forma information assumes that the acquisition occurred as of January 1, 2001.

	Three Months Ended
	March 31, 2001

	Historical	GIB	Pro Forma

	(dollars in millions)
Sales	$162.4	$28.9	$191.3
Operating income	$22.6	$5.8	$28.4
Income from discontinued operations	$20.8	$—	$20.8
Net income	$28.1	$3.6	$31.7

C.     Merger-Related and Consolidation Costs

           The Company incurred $0.4 million of consolidation costs in the first quarter of 2002. Merger-related and consolidation reserves at March 31, 2002, as well as activity during the three months ended March 31, 2002, consisted of:

	Balance			Balance
	December 31,			March 31,
	2001	Provision	Activity	2002

	(dollars in millions)
Personnel related costs	$2.1	$—	$(1.0)	$1.1
Asset write-down and facility consolidation costs	1.1	0.4	(0.6)	0.9

	$3.2	$0.4	$(1.6)	$2.0

           The Company incurred a total of $0.4 million of consolidation costs during the first three months of 2002. Of this amount, $0.2 million was for building modifications for facility consolidations and $0.2 million was for equipment relocation.

           The merger-related and consolidation reserves were reduced by cash payments of $1.6 million during the first three months of 2002.

           No merger-related and consolidation costs were recorded during the first three months of 2001.

D.     Inventories

           Inventories consisted of the following:

	March 31,	December 31,
	2002	2001

	(dollars in millions)
Finished products	$64.2	$66.2
In process	67.7	58.4
Raw materials and supplies	13.9	17.3

	145.8	141.9
Reserve to reduce certain inventories to LIFO basis	(13.8)	(13.8)
Progress payments and advances	(51.7)	(45.1)

Total	$80.3	$83.0

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

E.     Comprehensive Income

           Total comprehensive income consisted of the following:

	Three Months Ended
	March 31,

	2002	2001

	(dollars in millions)
Net income	$13.2	$28.1
Unrealized translation adjustments	(1.6)	(2.0)

Total comprehensive income	$11.6	$26.1

F.     Discontinued Operations

           Prior to the Distribution, Coltec will dividend Coltec Aerospace to Goodrich. The transfer of Coltec Aerospace to Goodrich represents the disposal of a segment under APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Accordingly, Coltec Aerospace is being accounted for as a discontinued operation and the revenues, costs and expenses, assets and liabilities, and cash flows have been segregated in the Company’s Condensed Consolidated Statements of Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows.

           The following summarizes the results of discontinued operations, which consist solely of the results of Coltec Aerospace:

	Three Months Ended
	March 31,

	2002	2001

	(dollars in millions)
Sales	$181.6	$209.6
Pretax income from continuing operations	$22.1	$30.9
Income tax expense	$8.7	$10.1
Income from discontinued operations	$13.4	$20.8

G.     Business Segment Information

           The Company has two reportable segments. The sealing products segment manufacturers sealing and PTFE products. The engineered products segment manufactures metal polymer bearings, air compressors, engines and specialized tooling. The Company’s reportable segments are managed separately based on differences in their products and services. Segment operating income is total segment revenue reduced by operating expenses identifiable with the segment. Corporate unallocated includes general corporate administrative costs. Merger-related and consolidation costs are presented separately.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           The accounting policies of the reportable segments are the same as those for the consolidated Company. There are no significant intersegment sales.

	Three Months Ended
	March 31,

	2002	2001

	(dollars in millions)
Sales
Sealing Products	$83.5	$96.4
Engineered Products	83.4	66.0

Total sales	$166.9	$162.4

Operating Income
Sealing Products	$9.2	$15.7
Engineered Products	6.7	8.8

	15.9	24.5
Corporate unallocated	(5.5)	(1.9)
Merger-related and consolidation costs	(0.4)	—

Total operating income	$10.0	$22.6

	March 31,	December 31,
	2002	2001

	(dollars in millions)
Assets
Sealing Products	$202.8	$210.7
Engineered Products	330.2	332.6
Assets of discontinued operations	482.9	475.2
Corporate	533.1	456.0

	$1,549.0	$1,474.5

H.     Contingencies

                    General

           There are pending or threatened against the Company or its subsidiaries various claims, lawsuits and administrative proceedings, all arising from the ordinary course of business with respect to commercial, product liability, asbestos and environmental matters, which seek remedies or damages. The Company believes that any liability that may finally be determined with respect to commercial and non-asbestos product liability claims should not have a material effect on the Company’s consolidated financial condition or results of operations. From time to time, the Company and its subsidiaries are also involved in legal proceedings as plaintiffs involving contract, patent protection, environmental and other matters. Gain contingencies, if any, are recognized when they are realized.

                    Environmental

           The Company and its subsidiaries are generators of both hazardous wastes and non-hazardous wastes, the treatment, storage, transportation and disposal of which are subject to various laws and governmental regulations. Although past operations were in substantial compliance with the then-applicable regulations, the Company has been designated as a potentially responsible party (“PRP”) by the U.S. Environmental Protection Agency (“EPA”), or similar state agencies, in connection with several sites.

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

           The Company initiates corrective and/or preventive environmental projects of its own to ensure safe and lawful activities at its current operations. It also conducts a compliance and management systems audit program. The Company believes that compliance with current laws and governmental regulations concerning the environment will not have a material adverse effect on its capital expenditures, earnings or competitive position.

           The Company’s environmental engineers and consultants review and monitor environmental issues at past and existing operating sites, as well as off-site disposal sites at which the Company has been identified as a PRP. This process includes investigation and remedial selection and implementation, as well as negotiations with other PRPs and governmental agencies.

           The environmental amounts recorded in the financial statements have been recorded on an undiscounted basis. The Company believes that its reserves are adequate based on currently available information. Management believes that it is reasonably possible that additional costs may be incurred beyond the amounts accrued as a result of new information. However, the amounts, if any, cannot be estimated and management believes that they would not be material to the Company’s consolidated financial condition, but could be material to the Company’s consolidated results of operations in a given period.

Other Contingent Liability Matters

           The Company has some contingent liabilities related to discontinued operations of its predecessors for which it retained liability or is obligated under indemnity agreements. These contingent liabilities include potential product liability and associated claims related to the Company’s former Colt Firearms subsidiary for firearms manufactured prior to 1990 and related to the Company’s former Central Maloney subsidiary for electrical transformers manufactured prior to 1994. There are currently no claims pending against the Company related to these former subsidiaries. However, such claims could arise in the future. The Company also has ongoing obligations with regard to workers compensation, retiree medical and other retiree benefit matters associated with discontinued operations that relate to the Company’s periods of ownership of those operations. In the second quarter of 2002, Coltec paid approximately $8 million to satisfy a judgment arising under the Coal Industry Retiree Health Benefit Act of 1992.

Asbestos

           Garlock and Anchor. Two subsidiaries of the Company, Garlock Sealing Technologies, LLC (“Garlock”) and The Anchor Packing Company (“Anchor”), have been among a number of defendants (typically 15 to 40) in actions filed in various states by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. Among the products at issue in those actions are industrial sealing products, predominantly gaskets, manufactured and/or sold by Garlock or Anchor. The damages claimed vary from action to action and in some cases plaintiffs seek both compensatory and punitive damages. To date, neither Garlock nor Anchor has been required to pay any punitive damage awards, although there can be no assurance that they will not be required to do so in the future. Liability for compensatory damages historically has been allocated among all responsible defendants, thus limiting the potential monetary impact of a particular judgment or settlement on any individual defendant.

           The Company believes that Garlock and Anchor are in a favorable position compared to many other asbestos defendants because, among other things, the asbestos-containing products sold by Garlock and Anchor are encapsulated, which means the asbestos fibers are incorporated into the product during the manufacturing process and sealed in a binder. They are also nonfriable, which means they cannot be crumbled by hand pressure. The Occupational Safety and Health Administration, which began requiring warnings on asbestos-containing products in 1972, has never required that a warning be placed on products such as Garlock’s gaskets. Notwithstanding that no warning label has been required, Garlock included one on all of its asbestos-containing products beginning in 1978. Further, gaskets such as those previously manufactured and sold by Garlock are one of the few asbestos-containing products permitted to be

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

manufactured under regulations of the Environmental Protection Agency. Since the mid-1980s, U.S. sales of asbestos-containing industrial sealing products have not been a material part of Garlock’s sales and those sales have been predominantly to sophisticated purchasers such as the U.S. Navy and large petrochemical facilities. These purchasers generally have extensive health and safety procedures and are familiar with the risks associated with the use and handling of industrial sealing products that contain asbestos. Garlock discontinued distributing asbestos-containing products in the U.S. during 2000 and worldwide in mid-2001.

           Garlock settles and disposes of actions on a regular basis. In addition, some actions are disposed of at trial. Garlock’s historical settlement strategy has been to try to match the timing of payments with recoveries received from insurance. However, in 1999 and 2000, Garlock implemented a short-term aggressive settlement strategy. The purpose of this short-term strategy was to achieve a permanent reduction in the number of overall asbestos claims through the settlement of a larger than normal number of claims, including some claims not yet filed as lawsuits. Garlock believes that these settlements were at a lower overall cost to Garlock than would eventually have been paid even though the timing of payment was accelerated. Mainly due to this short-term aggressive settlement strategy and because settlements are made over a period of time, the settlement amounts paid in 2001, 2000 and 1999 increased over prior periods. In 2001, Garlock resumed its historical settlement strategy. However, because of commitments made in 1999 and 2000 that will be paid over a number of years, we expect that the settlement amounts that will be paid in 2002 will be affected by the short-term strategy.

           Settlements are generally made on a group basis with payments made to individual claimants over a period of one to four years and are made without any admission of liability. Settlement amounts vary depending upon a number of factors, including the jurisdiction where the action was brought, the nature of the disease alleged, the occupation of the plaintiff, the presence or absence of other possible causes of the plaintiff’s alleged illness, the availability of legal defenses, such as the statute of limitations, and whether the action is an individual one or part of a group. Garlock’s allocable portion of the total settlement amount for an action typically ranges from 1% to 2% of the total amount.

           Before any payment on a settled claim is made, the claimant is required to submit a medical report acceptable to Garlock substantiating the asbestos-related illness and meeting specific criteria of disability. In addition, sworn testimony that the claimant worked with or around Garlock asbestos-containing products is required. Generally, the claimant is also required to sign a full and unconditional release of Garlock, its subsidiaries, parent, officers, directors, affiliates and related parties from any liability for asbestos-related injuries or claims.

           When a settlement demand is not reasonable given the totality of the circumstances, Garlock generally will try the case. Garlock has been successful in winning a substantial majority of the cases it has tried to verdict. Garlock’s share of adverse verdicts in these cases in the first three months of 2002 and in the years 2001, 2000 and 1999 totaled less than $7 million in the aggregate, and some of those verdicts are on appeal.

           Anchor is an inactive and insolvent subsidiary of Coltec. The insurance coverage available to it is fully committed. Anchor continues to pay settlement amounts covered by its insurance but has not committed to settle any further actions since 1998. As cases reach the trial stage, Anchor is typically dismissed without payment.

           The insurance coverage available to Garlock is substantial. As of March 31, 2002 Garlock had available $987 million of insurance coverage from carriers that it believes to be solvent. Of that amount, $128 million is allocated to claims that have been paid by Garlock and submitted to its insurance companies for reimbursement and $144 million has been committed to claim settlements not yet paid by Garlock. Thus, at March 31, 2002, $715 million remained available for coverage of future claims. Insurance coverage for asbestos claims is not available to cover exposures initially occurring on and after July 1, 1984. Garlock and Anchor continue to be named as defendants in new actions, a few of which allege initial exposure after

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

July 1, 1984. To date, no payments with respect to these claims, pursuant to a settlement or otherwise, have been made. In addition, Garlock and Anchor believe that they have substantial defenses to these claims and therefore automatically reject them for settlement. However, there can be no assurance that any or all of these defenses will be successful in the future.

           Arrangements with Garlock’s insurance carriers limit the amount that can be received by it in any one year. The amount of insurance available to cover claims and reimbursements of legal fees paid by Garlock currently is limited to $80 million per year. This limit automatically increases by 8% every three years. Amounts paid by Garlock in excess of this annual limit that would otherwise be recoverable from insurance may be collected from the insurance companies in subsequent years so long as insurance is available but subject to the annual limit in each subsequent year. As a result, Garlock is required to pay out of its own cash any amounts paid to settle or dispose of asbestos-related claims in excess of the annual limit and collect these amounts from its insurance carriers in subsequent years. Various options, such as raising the annual limit, are being pursued to ensure as close a match as possible between payments by Garlock and recoveries received from insurance. There can be no assurance that Garlock will be successful as to any or all of these options.

           In accordance with internal procedures for the processing of asbestos product liability actions and due to the proximity to trial or settlement, certain outstanding actions against Garlock and Anchor have progressed to a stage where the cost to dispose of these actions can reasonably be estimated. These actions are classified as actions in advanced stages and are included in the table as such below. With respect to outstanding actions against Garlock and Anchor that are in preliminary procedural stages, as well as any actions that may be filed in the future, insufficient information exists upon which judgments can be made as to the validity or ultimate disposition of such actions, thereby making it difficult to reasonably estimate what, if any, potential liability or costs may be incurred. Accordingly, no estimate of future liabilities has been included in the table below for such claims.

           The Company records an accrual for liabilities related to Garlock and Anchor asbestos-related matters that are deemed probable and can be reasonably estimated, which consist of settled claims and actions in advanced stages of processing. The Company also records an asset equal to the amount of those

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities that is expected to be recovered by insurance. A table is provided below depicting quantitatively the items discussed above.

	Three Months Ended
	March 31,

	2002	2001

	(dollars in millions)
(number of cases)
New Actions Filed During The Period(1)	7,400	9,500
Actions in Advanced Stages at Period-End	7,000	3,200
Open Actions at Period-End	98,500	85,200

(dollars in millions at Period-End)
Estimated Liability for Settled Claims and Actions in Advanced Stages of Processing(2)	$204.8	$208.2
Estimated Amounts Recoverable From Insurance(2)(3)	$337.2	$278.6

(dollars in millions)

Payments(2)	$35.6	$42.9
Insurance Recoveries(2)	$21.3	$25.1

Net Cash Flow(3)	$(14.3)	$(17.8)

(1)	Consists only of actions actually filed with a court of competent jurisdiction. To the extent that a particular action names both Garlock and Anchor as defendants, for purposes of this table the action is treated as a single action.

(2)	Includes amounts with respect to all claims settled, whether or not an action has actually been filed with a court of competent jurisdiction, claims which have been dismissed or tried and claims otherwise closed during the period.

(3)	Payments made during the period for which Garlock does not receive a corresponding insurance recovery due to the annual limit imposed under Garlock’s insurance policies will be recovered in future periods to the extent insurance is available. When estimating the amounts recoverable, Garlock only includes insurance coverage available from carriers believed to be solvent.

           Garlock and Anchor recorded charges to operations amounting to approximately $5 million and $2 million during the first three months of 2002 and 2001, respectively, representing payments and related expenditures made during the periods which are not recoverable at all under insurance, whether in the present period or in future periods. The significant increase between periods was due to the type of insurance policies applicable to Garlock and Anchor claims during the respective periods. During the first quarter of 2002, the applicable insurance policies provided a lower level of legal cost reimbursements than during the first quarter of 2001. Based on the level of legal costs expected during the remainder of the year, as well as the applicable type of insurance policies, the Company expects the total charge to operations during 2002 to be between $8 million to $9 million.

           Garlock and Anchor paid $14.3 million and $17.8 million for the defense and disposition of asbestos-related actions, net of amounts received from insurance carriers, during the first three months of 2002 and 2001, respectively.

           Considering the foregoing, as well as the experience of the Company’s subsidiaries and other defendants in asbestos litigation, the likely sharing of judgments among multiple responsible defendants, recent bankruptcies of other defendants, legislative efforts and given the substantial amount of insurance coverage that Garlock expects to be available from its solvent carriers, the Company believes that pending actions against Garlock and Anchor are not likely to have a material adverse effect on the Company’s

COLTEC INDUSTRIES INC
(A Subsidiary of Goodrich Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated financial condition, but could be material to the Company’s consolidated results of operations or cash flows in a given period. However, because of the uncertainty as to the number and timing of potential future actions, as well as the amount that will have to be paid to settle or satisfy any such actions in the future, there can be no assurance that those future actions will not have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flows.

     Other

           The Company and some of its subsidiaries (other than Garlock and Anchor) have also been named as defendants in various actions by plaintiffs alleging injury or death as a result of exposure to asbestos fibers. The number of claims to date has not been significant and we have substantial insurance coverage available to the Company. Based on the above, the Company believes that these pending and reasonably anticipated future actions are not likely to have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flows and are therefore not discussed above.

           The Company, Garlock, Anchor and some of the Company’s other subsidiaries are also defendants in other asbestos-related lawsuits or claims involving maritime workers, medical monitoring claimants and co-defendants. Based on past experience, the Company believes that these categories of claims are not likely to have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flows and are therefore not discussed above.

I. Subsequent Event

           Upon completion of the exchange offer, referred to in Note A, Goodrich exchanged new Goodrich securities for $296.9 million of the $300.0 million outstanding Coltec Senior Notes which were tendered at the time of the exchange. On May 21, 2002, Coltec purchased all of these notes from Goodrich in exchange for a $201.9 million debenture and $97.2 million in cash. As a result of the transaction, all Coltec Senior Notes purchased by Coltec were cancelled. The cash portion of the purchase price was financed through an intercompany loan from Goodrich that has been assumed by Coltec’s aerospace business. The debenture will be contributed by Goodrich to EnPro and will remain an outstanding obligation of Coltec to EnPro, which, for accounting purposes, will be eliminated upon consolidation in EnPro’s financial statements going forward. The $3.1 million of Coltec Senior Notes that are outstanding following the exchange offer remain obligations of Coltec after the distribution.

Information Statement

May 24, 2002